
A UniSource Energy Co.

Resolve

UniSource Energy Corporation

Annual Report 2001

Financial Data and Quarterly Stock Prices

MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

	2001-00 CHANGE	2001	2000	1999	1998	1997
Operating Revenues						
Retail	1%	$ 670	665	630	623	622
Amortization of MSR Option Gain Regulatory Liability	n/a	$ –	–	–	–	8
Wholesale	111%	$ 761	360	171	143	98
Other	56%	$ 14	9	14	5	2
Total Operating Revenues (A)	40%	$ 1,445	1,034	815	771	730
Total Fuel and Purchased Power (B)	85%	$ 829	448	286	256	216
Gross Margin on Operating Revenues (A) - (B)	5%	$ 616	586	529	515	514
Operating Income	18%	$ 248	210	169	143	153
Net Income – Reported	45%	$ 61	42	79	28	84
Basic Earnings per Share	43%	$ 1.84	1.29	2.45	0.87	2.60
Diluted Earnings per Share	42%	$ 1.80	1.27	2.43	0.87	2.59
Average Shares of Common Stock Outstanding (000)	3%	33,399	32,445	32,321	32,177	32,138
Registered Common Shareholders	(8)%	20,452	22,118	23,711	25,420	28,405
Total Assets	2%	$ 2,735	2,671	2,656	2,634	2,634
Long-Term Debt – Excluding Current Maturities	(29)%	$ 803	1,132	1,136	1,184	1,215
Capital Lease Obligations – Excluding Current Maturities	0%	$ 854	858	880	890	890
Total Debt	(17)%	$ 1,657	1,990	2,016	2,074	2,105
Total Equity	14%	$ 425	372	324	247	217
Total Debt (% of Total Capitalization)		80%	84%	86%	89%	91%
Total Equity (% of Total Capitalization)		20%	16%	14%	11%	9%

Quarterly Stock Prices

	2001 HIGH	2001 LOW	2000 HIGH	2000 LOW	1999 HIGH	1999 LOW
1st Quarter	$ 21.000	15.125	15.250	10.813	13.938	10.375
2nd Quarter	$ 25.980	20.160	16.375	14.125	12.750	10.375
3rd Quarter	$ 24.050	13.800	17.250	14.750	12.438	11.563
4th Quarter	$ 19.300	13.800	19.313	14.125	12.688	10.875
Year	$ 25.980	13.800	19.313	10.813	13.938	10.375

	2001 CLOSE	2000 CLOSE	1999 CLOSE
December 31	$ 18.190	18.813	11.188

	2001	2000	1999
Stock Ownership			
Institutional	73%	70%	56%
Individual–Retail	27%	30%	44%

re•solve (ri zälv′, -zôlv′) *vt.* -solved′, -solv′ing [ME. *resolven* < L. *resolvere:* see RE-& SOLVE] —*n.* 1. fixed purpose or intention; firm determination 2. a formal resolution, as of an assembly

Contents

UniSource Energy Corporation's resolve was the driving force behind the company's success in 2001. That resolve, in turn, was powered by people. This annual report celebrates the contributions of shareholders, employees, company officers and others, and describes how these contributions have made a positive impact on all of us. This positive force is exemplified by TEP Troubleman Jim Corbin, pictured on the cover, who is the first line of response, 24 hours a day, when electric distribution system problems occur. Individual Troublemen resolve 90 percent of all system power outages on the spot.

Dear Fellow Shareholder:

The word "resolve" applies to much that is going on in America today. National resolve has united our country to an extent that we haven't seen for many years. Resolve is a primary factor helping our nation emerge from the current economic recession.

Resolve definitely bears fruit in the corporate world. The year 2001 proved to be an excellent opportunity for UniSource Energy Corporation to demonstrate the value of resolve in addressing marketplace challenges and succeeding in meeting our corporate goals.

Before I discuss our financial results and in light of recent revelations concerning the business practices employed by some in the energy industry, I want to assure you that UniSource Energy is committed to the highest ethical standards. We fully and accurately report all business activities in our financial statements, we audit them properly, we strictly adhere to sound business practices, and we conduct our business with respect for the environment.

Last year I told you that we expected to report continued growth and positive financial results for 2001. I am pleased to be able to do so now. UniSource Energy achieved very positive financial results during 2001. One of my personal goals was to increase earnings per share by at least 15 percent. I am pleased to report that earnings for 2001 were $1.84 per share, a 43 percent increase over the $1.29 per share earned in 2000. Another one of my goals was to obtain Operating Cash Flow for Tucson Electric Power Co. (TEP) in excess of $180 million. In fact, TEP cash flows for 2001 were $261 million, an increase of $27 million over the year 2000. Continued strong cash flow has allowed us to purchase more than $200 million of our debt obligations.

In 2001 we increased our quarterly dividend to shareholders by 25 percent, to $.10 per share. And in February 2002, we increased the first quarter dividend by an additional 25 percent, which further reflects the board's confidence in the company's vitality.

As has historically been the case, most of our positive financial performance can be attributed to the continuing strength of our TEP regulated subsidiary. Additional research and development costs incurred by our other subsidiaries such as Global Solar Energy, as well as a downturn in wholesale electric power market prices, were largely responsible for keeping our performance from being even more impressive.

Resolve is the single biggest reason for UniSource Energy's continued financial improvement. Management and employee resolve was the critical factor that helped us overcome wholesale market price reductions in the third quarter, and finish with a solid, successful year.



Chairman

James S. Pignatelli, Chairman, President and CEO,
UniSource Energy Corporation

Last spring, with resolve to ensure an uninterrupted supply of electricity for our customers, we made advance purchases of power on the wholesale market. These purchases were necessary because we were concerned that our summer 110 MW exchange agreement with Southern California Edison would not be honored. Subsequently, however, market prices softened and the U.S. Federal Energy Regulatory Commission (FERC) placed caps on wholesale power prices. We were left with a portion of our energy inventory overpriced. To compensate for this situation, we tightened our corporate belt and stiffened our resolve. We eliminated supervisory positions and cut spending. By year's end, we had achieved earnings significantly above our 2000 performance.

As always, we remain committed to maximize the efficiency of our utility operations, and we took specific steps to improve our long-term financial prospects. With two new gas turbine generating units becoming operational in Tucson, we achieved another of my goals for the year. We also made progress toward obtaining regulatory agency approval to build two additional coal-fired generating facilities at our Springerville Generating Station. These plants not only provide for regional growth in demand, but also operate more efficiently than our older plants and will, therefore, reduce our operating costs.

We also received approval from Arizona's utility regulators for a high-voltage transmission line project that will improve reliability of the transmission network that connects TEP with the rest of the western U.S. electric grid as it opens up international power markets in Mexico.

In combination, these expanded generation and transmission facilities will provide us the means to deliver power when and where our customers need it, and they will improve our already enviable record of reliability. And speaking of our relationship with our customers, we are proud to report that in 2001 TEP had the highest customer satisfaction ranking of any utility in the West based on customer surveys conducted by J. D. Power and Associates.

In 2001 we continued to focus on our core business. In keeping with this philosophy, we reaped profits by selling some assets of our Nations Energy subsidiary. Global Solar, which remains a key holding among our technology subsidiaries, achieved new, higher levels of efficiency in its manufacture of solar-powered electric generating systems. Additionally, we brought in a new, highly experienced CEO to lead that company. Global Solar did not reach profitability in 2001, but I remain convinced that its revolutionary technology is a sound investment, worthy of continued support.

The year 2002 will bring significant changes to our business climate. The economic recession that prevailed at the onset of the year will likely have some adverse effect on growth in our service territory. Revenues may be further constrained by a continuation of depressed wholesale power market prices. What's more, the course of Arizona electric utility deregulation, particularly in light of California's experience, remains in flux, with our state regulatory agency now carefully reviewing their implementation plan.

And even though UniSource Energy had very little financial exposure to the sudden collapse of Enron, regulators and lawmakers nationwide are certain to revisit current practices and to recommend potential safeguards for electric utilities, their shareholders, customers and employees.

My goals for 2002 include recognition of these uncertainties, but they also reflect the enterprise and resolve that contributed to our success in 2001. They include:

- Achieving UNS earnings per share of at least $1.35; Operating Cash Flow of $200 million; and a return of 6.5 percent on invested cash.
- Executing a comprehensive strategy of growth that includes finalizing the regulatory permit process for our Springerville Unit 3&4 expansion, and negotiating power purchase agreements for the facility's output.
- Maximizing the value of TEP's electric transmission system by continuing development of a 345kV-transmission line to southern Arizona and the Mexican border, and developing a 500kV link to Arizona's electric grid north of Tucson.
- Obtaining new funding sources for Millennium Energy Holdings, or selling its assets.

The watchword for UniSource Energy in 2002 and beyond will continue to be resolve. We are resolved to maintain the business discipline, high ethical standards, asset utilization, long-term planning and strategic orientation that have consistently paid off for both shareholders and customers since UniSource Energy was created. As always, the primary driving force behind our resolve is your support.

In 2001 we overcame many of the hurdles on our journey toward success, and we are building on lessons learned to lead with confidence into the energy industry's dynamic future. One year ago, the events of this year could not have been predicted, nor can the upcoming events of 2002 be listed here with any higher degree of certainty. Energy markets, the economy, weather and deregulation policies all have the potential to affect the company's performance in 2002. But I am confident that the same spirit and resolve that helped UniSource Energy succeed in 2001 will be with us this coming year and for years to come.

Your fellow shareholder,

James S. Pignatelli

Chairman of the Board, President
and Chief Executive Officer

Resolve: Use Only Ethical Business Practices

In light of recent revelations about the regrettable business practices employed by some in the energy industry, UniSource Energy Corporation reaffirms its commitment to ethical behavior. Our corporate statements are fairly stated and independently audited by PricewaterhouseCoopers, LLP.

UniSource Energy employees and management are committed to the highest standards of honesty and integrity as they perform their duties. This responsibility is taken very seriously and management is committed to maintain these ethical standards on behalf of shareholders.

Resolve: Ensure Reliable Sources of Electricity for Customers

Last summer Tucson Electric Power Co. (the primary subsidiary of UniSource Energy) completed installation and start-up of two new gas turbine generating stations in central and northern Tucson. The DeMoss-Petrie and North Loop plants together generate nearly 100 megawatts of electricity, or about enough to meet the energy needs of 95,000 residential customers. TEP estimates that 50-60 megawatts of additional generation is needed every year to accommodate its service territory's annual growth rate of more than 2.5 percent.

To accommodate anticipated regional demand growth, Springerville Generating Station, a 760-megawatt coal-fired station in northeastern Arizona, is scheduled to double in size when two more generating units are added. Plans call for start of construction to begin on those units in the latter part of 2002, if all regulatory approvals and construction financing have been obtained. The Springerville project is particularly notable because, although its power output will double, total regulated emissions at the plant will be dramatically reduced, due to the planned installation of modern pollution-control measures on both the two new and the two older units.

Resolve: Provide Opportunity for Shareholder Gains

The Springerville expansion is a project of the UniSource Energy Development Company. The electricity from this project will be sold on long-term contracts to regional energy providers such as Salt River Project, a Phoenix-based utility. The project will benefit UniSource Energy by leveraging assets in two specific ways. First, the investment of between $50 million and $100 million should earn an acceptable after-tax rate of return. Second, because the project is being sited at TEP's existing Springerville station, the project will pay TEP for operating the units and for the use of existing facilities.

UniSource Energy continues to develop potential generating facility sites in the Tucson area. The regulatory approval process for rezoning and acquiring environmental operating permits is often drawn out, entailing months, even years, of interaction with governmental agencies and input from the public. This effort will take resolve to complete, but it will determine the extent to which customers and shareholders benefit from the availability of reserve power.



Company Officer

Jim Pyers, Vice President, TEP Utility Distribution Company Operations

A TEP employee for 30 years, Jim worked himself up through the ranks. He knows first-hand the work he asks his crews to perform. Under his guidance, TEP achieved a record of electric system reliability matched by fewer than four percent of U.S. electric utilities. That record translates into greater customer satisfaction and less frequent need for major system overhauls.



Community Beneficiary

Marisela Casillas, Student, Tucson Nursery School

Last year, the school needed help obtaining new classroom chairs and tables to accommodate its growing numbers of disadvantaged children. UniSource Energy employees donated nearly $5,000 (three times the requested amount) to help out. Now Marisella and her classmates are proud of their new furniture. The individual giving of UniSource Energy and TEP employees complements the company's own corporate philanthropy and good corporate citizenship.



Engineer

Jeff Stevens, TEP Engineer/Projects Manager

When a power plant needs to be built, Jeff is equal to the challenge. He has 30 years in the business of power production on which to draw. Jeff has been involved with the construction of more than 1,250 megawatts of new power generation at TEP, helping the company successfully anticipate the growing power needs of Tucson, while enhancing our shareholders' investments.

Resolve: Maximize the Use of Facilities

TEP has a continuing goal of improving the reliability of high-voltage transmission line systems that bring power into Tucson from large power plants to the north and northeast. The company took major steps toward this goal in 2001 by pursuing regulatory agency approval for a new transmission line that will extend south from Tucson into Mexico. The line will improve reliability of an Arizona border utility's electric system, and it also offers the potential for power exchanges with Mexico. UniSource Energy stands to benefit from additional revenues generated through fees charged for flowing power over its transmission lines. This opportunity to open up international markets also serves the purpose of bolstering reliability to the TEP service area if other transmission corridors are temporarily out of service.

Resolve: Protect our Environment

The Arizona Corporation Commission requires that regulated electric utilities, such as TEP, produce a certain minimum amount of their retail electric sales using renewable energy resources. In 2001, TEP's renewable energy facilities were among the largest in the world, including a landfill gas generating system that produces enough power to meet the energy demands of nearly 6,000 homes. This methane gas project saves the 20,000 tons of coal per year that would otherwise need to be burned to provide this power. Photovoltaic panel arrays, which convert sunlight directly to electricity, were installed throughout the company's service territory, and a large 1.4-megawatt photovoltaic installation was completed on 22 acres of land near the Springerville Generating Station. This facility is second in commercial generating capacity only to an installation in Italy. UniSource Energy's aggressive renewable energy programs reflect its commitment to the development of environmentally friendly power resources that will reduce America's dependence on imported fossil fuels.

Resolve: Capitalize on the Potential of Subsidiary Companies

Global Solar Energy, an energy technology subsidiary, continues to move steadily toward commercial production of thin-film photovoltaic materials. These ultra-lightweight, flexible and durable arrays serve special power generation roles. They can operate in demanding environments, such as supporting military operations in remote regions like Afghanistan or providing power to orbiting satellites in space.

Global Solar's photovoltaic products have been tested extensively in real and simulated conditions by the U.S. armed forces, aerospace agencies and Underwriters Laboratories. The biggest challenges remain boosting the power conversion efficiency and increasing the uniformity of the photovoltaic materials being produced. Manufacturing breakthroughs occurred in 2001, and there is continued optimism that Global Solar soon will become an important player in the world photovoltaic market.



Board Member

Elizabeth Bilby, UniSource Energy Corporation Board of Directors Member

Elizabeth's business acumen has been an important corporate asset for seven years. She serves as president and treasurer of Gourmet Products, the world's largest producer of pecans. She served as a board member before and after the creation of UniSource Energy, and has been a driving force behind the corporation's increase in both earnings and shareholder dividends.


UMC

Customer

Greg Pivirotto, President and CEO, University Medical Center

One of TEP's large commercial electric customers, UMC has maintained its affiliation with the utility for more than 30 years. The center's continued good relations with a single electric utility exemplify why TEP was awarded Number One in Customer Satisfaction among Western utilities in a national survey.



Supervisor

Elizabeth Firkins, TEP Superintendent of Operations, Tucson Power Production

Elizabeth began her TEP career 19 years ago in power production positions at the company's largest electric generating stations. Today, her teams are responsible for ensuring that the four generatings units at TEP's second-largest power plant are up, running and available to meet the energy needs of Tucson.



Investor

Cutberto Ramirez, UniSource Energy Shareholder

Bert remained a shareholder even after he retired from TEP more than 10 years ago. At age 77, he still is an active and enthusiastic participant in the corporation's growth. Bert reflects the attitudes of many other shareholders large and small. He looks forward to the continued growth of his investment.



Contractor

Dr. Lisa Harris, CEO, Harris Environmental Group

When TEP proposes to build new power plants and transmission lines, the company must avoid impacts on potentially sensitive environmental resources. Lisa's company conducted extensive field surveys to ensure that no endangered bird species habitats were located in a proposed transmission line corridor. Environmental precautions such as this go hand in hand with UniSource Energy's commitment to increased use of renewable energy resources (emphasizing use of solar energy) in its power generation system.



Machinist / Superintendent

Machinist Joe Nabity (left) and Maintenance Superintendent Frank "Buddy" Flores

TEP's largest generating station usually operates 24 hours a day, but its massive machinery requires the near-constant preventative maintenance provided by professionals like Joe and Buddy. When not working at TEP's Springerville Generating Station, they often volunteer to help their community's medical emergency team. Last year, their quick actions helped save the life of a sheriff's deputy who was critically wounded in a shooting.

Southwest Energy Solutions (SES), a regional electric contractor, continues to play an important role as a UniSource Energy subsidiary. In 2001, SES employees provided a variety of services for TEP, such as reading electric meters, installing solar collector arrays at photovoltaic facilities and helping to build new generating stations. One of SES' most challenging projects was not performed for TEP but involved installing an underground power line to serve a University of Arizona observatory on a remote southeastern Arizona mountaintop. SES remains an important resource for the future.

Resolve: Focus on the Importance of Employees

Employees remain the company's most valuable asset. Last year, employee resolve and dedication were the primary factors in accomplishing more with less. Customer numbers grew by several thousand, yet the number of employees in nearly all departments either remained the same or decreased. The degree to which these dedicated employees succeeded in doing their jobs in spite of these difficult circumstances is perhaps best reflected in the opinions of the customers.

In the 2001 Electric Utility Residential Customer Satisfaction Survey conducted by J.D. Powers and Associates, Tucson Electric Power Co. earned the highest ranking among electric utilities in the western United States. The survey was based on more than 25,000 interviews conducted with customers of the country's 71 largest electric utility companies. TEP scored 110 on an index that rated such factors as power quality and reliability; billing and payment services; and overall customer service. The average industry score was 99.

Employee excellence extends well beyond the workplace. UniSource Energy employees in 2001 again demonstrated a tremendous resolve to improve their community. Employees donated more than 15,400 hours of non-work time to charitable and civic activities such as walking to fight cancer, helping to collect 20,000 diapers for needy families, building houses with Habitat for Humanity, and initiating an employee-funded program to buy nursery school classroom chairs and tables for disadvantaged children.

UniSource Energy is the largest corporation headquartered in southern Arizona. The selfless acts of our employees, coupled with the philanthropic resolve of the company, have solidified UniSource Energy's role as a good neighbor and a solid corporate citizen.

Overview: UniSource Energy Corporation

UniSource Energy's common stock is traded on the New York and Pacific Stock exchanges under the ticker symbol UNS. The corporation's major subsidiaries and affiliates include:

Tucson Electric Power Co. (TEP)

Founded in 1892, TEP is the principal subsidiary of UniSource Energy. The company is an electric utility serving more than 350,000 retail customers in a southern Arizona service territory of 1,155 square miles. In 2001, TEP enjoyed exceptionally strong wholesale sales of energy to municipalities and other utilities and exceeded revenues of $1 billion.

Millennium Energy Holdings, Inc. (Millennium)

Millennium, established in 1996, is the parent company of UniSource Energy's unregulated energy businesses. Millennium's assets constitute about 6 percent of UniSource Energy's consolidated assets. Millennium expects to fund at least $14 million in various energy technology investments in 2002. In 1996, Millennium and a privately held Colorado company formed an entity to develop renewable energy and thin-film technologies. That entity has now expanded into several associated jointly owned companies.

UniSource Energy Development Company (UED)

UED was established in February 2001 and engages in developing generating resources and other project development activities. UED is the project developer for the expansion of the coal-fired Springerville Generating Station through construction of Springerville Units 3 and 4.

Global Solar Energy, Inc. (Global Solar)

Global Solar develops and manufactures flexible thin-film photovoltaic material which converts sunlight to electricity. Its target markets include military, aerospace and commercial applications.

Infinite Power Solutions, Inc. (IPS)

IPS is developing micro-miniature, thin-film, solid state rechargeable batteries for use in medical implants, computer components and radio frequency identification tags.

MicroSat Systems, Inc. (MicroSat)

MicroSat is a space systems company formed to develop and commercialize new satellite technologies. Millennium anticipates that it will sell MicroSat Systems, Inc. in 2002.

ITN Energy Systems, Inc. (ITN)

ITN was formed to provide research and development and other services to affiliates, the federal government and other third parties.

Southwest Energy Solutions (SES)

SES is a regional electric contractor and provider of energy support and construction services to electric customers. In 2000, Southwest Energy Solutions entered into an agreement with TEP to provide all electric meter-reading services.

UniSource Energy Corporation

- Tucson Electric Power
- Millennium Energy Holdings, Inc.
  - Global Solar Energy 67%*
  - Infinite Power Solutions TFB 67%*
  - MicroSat Systems, Inc. 49%*
  - ITN Energy Systems, Inc. 49%*
  - Southwest Energy Solutions 100%*
- UniSource Energy Development

* Percentage of Millennium ownership.
Balance owned by INICA, Inc., a privately held Colorado corporation.

Financial Overview

Earnings Per Share

UniSource Energy's 2001 reported earnings increased by 45% over 2000 earnings due to improved TEP results. In 2001, TEP benefitted from increased electricity sales to regional wholesale energy markets, increased annual gross margin on sales and lower interest rates on variable debt.


2.5
2.0
1.5
1.0
0.5
0.0
-0.5
Q 1
Q 2
Q 3
Q 4
Year End
Dollars per Share
1998
1999
2000
2001

Retail and Wholesale Revenues

Total kilowatt-hour sales grew 7% from the prior year while total operating revenue increased 40% during the same period. The number of customers in our retail service territory grew by 2.3% in 2001 over 2000. This growth increased retail sales and revenues by 1%. Wholesale revenues increased 111% due to higher gross margins on wholesale sales, especially during the first half of 2001.


800
600
400
200
0
1998
1999
2000
2001
Millions of Dollars
Wholesale Revenues
Retail Revenues

Operating and Maintenance Costs

TEP's O&M expense decreased 3% year-over-year; on a cents-per-kilowatt hour basis, O&M continued to decline to 1.05 cents in 2001 from 1.08 cents and 1.10 cents in 2000 and 1999, respectively. There is a company-wide effort to further reduce operating costs through re-engineering processes.


1.30
1.25
1.20
1.15
1.10
1.05
1.00
1998
1999
2000
2001
Cents per Kilowatt-Hour Sold

Generation Fuel Expense

TEP's generation fuel expense, excluding purchased power, increased to 2.12 cents per kilowatt hour in 2001compared with 2.01 cents in 2000. The increase resulted primarily from higher use of natural gas at increased prices during the year to take advantage of the favorable wholesale market and to support retail loads.


2.50
2.00
1.50
1.00
0.50
0.00
1998
1999
2000
2001
Cents per Kilowatt-Hour Produced

Average Cost of Debt

The average cost of debt dropped to 5.71% in 2001 from 6.58% in 2000. The cost of variable rate debt, representing 29% of total debt, decreased to 2.7% in 2001, compared with 4.2% in 2000.


8.00%
6.00%
4.00%
2.00%
1998
1999
2000
2001
Interest Rate

Operational Data

	2001-00 CHANGE	2001	2000	1999	1998	1997
Fuel Cost (per million BTU)						
Coal	1%	$1.63	1.61	1.64	1.65	1.66
Gas	5%	$ 5.99	5.70	2.94	2.67	2.74
Average	7%	$ 2.08	1.95	1.71	1.69	1.68
Percent Generation (%)						
Coal	(2)%	91	93	96	97	97
Gas	29%	9	7	4	3	3
Total		100	100	100	100	100
Generating Capacity (MW)						
Coal	0%	1,516	1,516	1,516	1,462	1,462
Gas/Oil	24%	483	388	388	434	530
Purchased Power	(13)%	217	248	235	235	235
Total	3%	2,216	2,152	2,139	2,131	2,227
Peak Net Hourly Demand – Retail (MW)	(1)%	1,840	1,862	1,754	1,786	1,659
Kilowatt-hour Sales (millions)						
Retail	1%	8,261	8,186	7,789	7,630	7,470
Wholesale	15%	7,128	6,209	5,224	4,510	3,430
Total	7%	15,389	14,395	13,013	12,140	10,900
Residential Customers						
Average Annual Kilowatt Hours Used	1%	9,897	9,834	9,132	9,144	9,159
Average Annual Revenue per Customer	0%	$ 899	899	845	855	865
Population of Service Area	0%	871,000	870,000	840,000	813,500	793,700
Number of Customers (end of period)						
Retail	2%	350,938	342,914	334,137	324,866	316,895
Wholesale	85%	63	34	31	26	34
Full-Time TEP Employees (FTE)	2%	1,141	1,120	1,160	1,175	1,188
Retail Customers per FTE	0%	308	306	284	276	267

A Year of Solid Performance

UniSource Energy had a year of important achievements in 2001. Reported earnings increased 45%, and the Board increased the quarterly dividend by 25%.

Financial Strength Continues to Build

UniSource Energy's consolidated earnings for the year were $61 million or $1.84 per share compared with last year's $42 million or $1.29 per share. Included in 2001 reported earnings is an after-tax gain of $0.17 per UniSource Energy share related to the sale of a power project in Curacao, an island north of Venezuela.

UniSource Energy generated $215 million in cash flow from operations in both 2001 and 2000. Cash flow from operations is expected to exceed $200 million in 2002 as a result of the increase in the number of customers served and the ability to manage operating expenses.

Results by Business Segment

- Tucson Electric Power reported earnings of $2.25 per UniSource Energy share or $75 million in 2001, a 47% improvement compared with $1.58 per UniSource Energy share or $51 million in the prior year.
- Millennium, which holds our unregulated businesses, reported losses of $0.27 per UniSource Energy share compared to a $0.13 loss per share in 2000. The increase in losses is due to higher development costs at Global Solar manufacturing facilities.
- On a stand-alone basis, UniSource Energy incurred a net expense of $0.14 per share in 2001 versus $0.16 per UniSource Energy share in 2000, primarily from its $95 million note payable to TEP.

UniSource Energy Earnings


5.00
4.00
3.00
2.00
1.00
1997
1998
1999
2000
2001
Millions of Dollars
Recurring
Reported

TEP Benefits from Wholesale Sales – Affected by Economy and Weather

The number of customers served grew 2.3% to more than 350,000 customers by the end of 2001. Tucson has experienced average customer growth of 2.6% per year over the past five years. Retail sales and revenues each increased by approximately 1.0% compared with 2000.

Retail sales and the number of customers grew at a slower pace in 2001 partly because of the economic slow-down. In particular, our mining customers consumed less power throughout the year because of a slow-down in the copper industry. Mining sales declined 9% for the year, resulting in a $6 million decrease in operating revenues.

At year end 2001, Tucson's unemployment rate was 4.1%, up 58% from 2000. Much of this increase took place in the third and fourth quarter of 2001 – job creation in Tucson during December of 2001 grew at one-fourth the normal pace. Phoenix's economy suffered similar effects, as its unemployment rate more than doubled to 5.2% by the end of 2001. The nationwide unemployment rate increased 45% to 5.8% during 2001.

Cooler than normal weather during the summer months also affected TEP's sales and revenues in 2001. Cooling degree-days in 2001 decreased 4.4% from 2000, while heating degree-days increased 6.0% compared to 2000. On average, there were 50 fewer cooling-degree days in the third quarter of 2001 compared with 2000.

Wholesale marketing activities to other utilities and energy providers in our region resulted in a 111% increase in wholesale revenues and a 15% increase in kilowatt-hour sales. Regional energy prices reached their peak during the first six months of 2001 and fell sharply throughout the remainder of the year. In the first half of 2001, the average market price for around-the-clock energy, based on the Palo Verde hub, was $156 per MWh; by the fourth quarter, the price had dropped to approximately $23 per MWh. The mix of sales to retail and wholesale customers may continue to shift as competition in the marketplace redefines our operations.

TEP Increases Output, Reduces Operating Costs and Interest Expense

Our generating units operated at a 95% equivalent availability factor during the summer months. We also purchased, on a forward basis, energy and natural gas resources to protect our customers against summer supply interruptions in the volatile power market. Over the entire year, our units were available an average of 90% of the time, up from 88% in 2000. In total our generating units produced 2% more energy in 2001 compared with 2000. In particular, our Irvington units in Tucson produced approximately 5% more energy in 2001 over 2000 primarily because the gas turbines were run during the early part of the year to supply increased demand from the wholesale market.

Operating and maintenance (O&M) expenses decreased by 3% in 2001. On a cents-per-kilowatt hour basis, O&M continued to decline to 1.05 cents in 2001 from 1.08 cents and 1.10 cents in 2000 and 1999, respectively.

As a result of ongoing efforts to reduce the levels of debt, long-term debt interest expense was lower in 2001 by $5 million or 8% compared with 2000. In 2000, TEP retired approximately $50 million of 12.22% first mortgage bonds. In December of 2001, TEP purchased a 13% ownership in its Springerville Coal Handling Facilities leases. This transaction is expected to result in a pre-tax internal rate of return of at least 13.5%.

In March of 2001, TEP signed a five-year wholesale power contract to supply 60 MW of power to Phelps Dodge Energy Services. The contract calls for TEP to supply the power at all times except during the company's peak customer energy demand periods from July through September of each year. We expect the contract to generate annual revenues of approximately $30 million.

TEP generated net operating cash flows of $261 million in 2001, a $27 million improvement over last year. The increase can be attributed primarily to the higher gross margin on wholesale sales in the first half of 2001.

Millennium Energy Holdings Refocuses Strategy

During 2001 and 2000, we took the opportunity to realize the value from certain of the more capital-intensive investments and focus on emerging energy production and storage technologies. In 2001, we sold a power project in Curacao for a pre-tax gain of $10 million; in 2000, we sold a power project in the Czech Republic for a pre-tax gain of $3 million. In 2002 we will continue to look to sell our interests in our remaining Nations Energy investments and narrow the focus of our energy technology investments.

Millennium reported losses of $9 million, or $0.27 per UniSource Energy share compared with a loss per share of $0.13 in 2000.

2001 Results by unregulated business segment:

- Nations Energy contributed income of $0.13 per UniSource Energy share this year compared with 2000's income of $0.02 per UniSource Energy share; 2001 results included the sale of a power project in Curacao for an after-tax gain of $0.17 per UniSource Energy share.
- Advanced Energy Technology (AET) businesses recorded a loss of $0.32 per UniSource Energy share, compared with a loss of $0.18 per UniSource Energy share in 2000. AET's operations are compromised primarily of Global Solar Energy.
- Millennium's other energy businesses incurred a loss of $0.08 per UniSource Energy share.

Millennium provided a combined total of $41 million in debt and equity funding to Global Solar and IPS during 1999, 2000 and 2001. Millennium provided $10 million in equity funding to MicroSat and $5 million in debt and equity funding to ITN in 2001.

Global Solar Energy

Global Solar Energy (Global Solar) is a developer and manufacturer of flexible thin-film photovoltaic cells. Millennium's ownership of Global Solar is 67%. INICA, Inc. a privately held Colorado company, retains the remaining portion.

In 2002, Global Solar anticipates producing 500,000 kilowatts of its proprietary thin-film photovoltaic material. Deliveries of this product were made in 2000 to the U.S. Army for testing purposes in the form of portable packs to recharge batteries and other equipment for the military. Other potential markets for Global Solar's products include power systems, space satellites, large power systems for commercial applications and the residential market by incorporating Global Solar's material in roof tiles for homes and in household appliances. Additionally, Global Solar's products are expected to be integrated into radios, computers and other products requiring compact portable power.

Infinite Power Solutions

Infinite Power Solutions (IPS) is a developer of small thin-film batteries. Millennium's ownership of IPS is 67% and the remainder is owned by INICA, Inc. A pilot production line for these batteries was established in 2000 at a facility in Denver, Colorado. The batteries, about the size of a dime, use the same thin-film manufacturing process as Global Solar's photovoltaic products. Early prototypes of this thin-film battery show they last hundreds of times longer than existing thin batteries, can withstand high temperatures due to their solid-state construction and can be recharged tens of thousands of times in place by radio frequencies. Because of these attributes, they have potential use in medical implants and computer chips.

MicroSat

MicroSat is a developer of small-scale satellites. These satellites will offer many military and commercial applications including weather monitoring and broadband communications. Millennium is a 49% owner of this company and INICA, Inc. owns the remaining portion. Millennium anticipates selling MicroSat in 2002.

ITN Energy Systems, Inc. (ITN)

ITN was formed to provide research and development and other services to affiliates, the federal government and third parties. Millennium currently owns 49% of ITN and the remainder is owned by INICA, Inc.

Year 2002 Focus

In 2002, TEP will continue its efforts to improve financial and operational efficiencies while successfully providing safe and reliable energy to its retail customers. In January of 2002, we purchased $96 million of high-cost lease debt as part of our ongoing effort to reduce capital costs and improve our balance sheet. This transaction is expected to provide a pretax internal rate of return of 13%. In addition, steps will be taken in 2002 to expand our utility operations by seeking federal approval to begin construction on a high-voltage transmission line from TEP's facilities near Tucson to link with the electric system in Nogales, Arizona. This project could permit expansion of the transmission line across the international border to interconnect with Mexico's electric grid. For our unregulated businesses, we are in the development and financing stages of building two additional generating units at our Springerville plant. For our technology businesses, we expect to incur additional losses. UniSource Energy will focus on achieving the following milestones in 2002:

- Obtain construction financing for Springerville Units 3 and 4
- Obtain federal approval to construct a high voltage line across the border to Mexico
- Reduce TEP's debt as appropriate, using some of our excess cash flows
- Actively participate in the formation of regulatory policy and actions
- Attain "in production" classification for Global Solar's photovoltaic material
- Install manufacturing line to produce thin-film batteries.

UniSource Energy Equity


20%
16%
12%
8%
4%
0%
1997
1998
1999
2000
2001

As a Percent of Total Capitalization

Management Report on Financial Statements

The management of UniSource Energy Corporation is responsible for the preparation and integrity of the financial statements and the other financial information in this Annual Report. Management prepares the financial statements in accordance with generally accepted accounting principles based upon available facts and circumstances, and management's best estimates and judgments of known conditions.

To prepare reliable financial statements, management maintains a system of internal accounting control. Management believes the system provides reasonable assurance that assets are protected from unauthorized use or loss, and that transactions are executed as authorized by management. The concept of reasonable assurance recognizes the cost of a system of internal accounting controls should not exceed the benefits gained and that there are limitations in the effectiveness of any system of internal accounting controls. The system includes:

- An internal Audit Services Department;
- Qualified and competent personnel;
- A division of responsibilities; and
- The application of formal policies and procedures that are consistent with high standards of accounting and administrative practices.

The financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP. The auditors render an independent, professional opinion on management's financial statements based on an audit performed in accordance with generally accepted auditing standards. Their activities are coordinated with our Audit Services Department to obtain maximum audit coverage without duplicating effort and cost. The independent auditors receive copies of all reports issued by the Audit Services Department.

The Audit Committee of the Board of Directors consists of outside directors. The Audit Committee meets periodically with our independent accountants, the Audit Services Department and management to discuss the auditors' findings and other financial and accounting matters. The independent auditors and the Audit Services Department have unrestricted access to the Audit Committee.

James S. Pignatelli

Chairman of the Board, President
and Chief Executive Officer

Kevin P. Larson

Vice President
and Chief Financial Officer

Karen G. Kissinger

Vice President, Controller
and Principal Accounting Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis explains the general financial condition and the results of operations for UniSource Energy Corporation (UniSource Energy) and its three primary business segments – the electric utility business of Tucson Electric Power Company (TEP) and the unregulated energy businesses of Millennium Energy Holdings, Inc. (Millennium) and UniSource Energy Development Company (UED) – and includes the following:

- operating results during 2001 compared with 2000, and during 2000 compared with 1999,
- changes in liquidity and capital resources during 2001, and
- expectations of identifiable material trends which may affect our business in the future.

TEP is the principal operating subsidiary of UniSource Energy and accounts for substantially all of its assets and revenues. Income and losses from Millennium's energy-related businesses have had a significant impact on earnings reported by UniSource Energy for the years ended December 31, 2001, 2000, and 1999. UED's unregulated business segment, which was established in February 2001, may have a significant impact on consolidated net income and cash flows in the future.

Overview

UniSource Energy recorded net income of $61 million in 2001, compared with net income of $42 million in 2000 and $79 million in 1999. UniSource Energy's total revenues increased by 40% to $1.4 billion in 2001, resulting from growth in retail electricity sales and wholesale marketing activities at TEP. The following factors contributed to the improvement in net income in 2001:

- TEP's average number of retail customers grew by 2.5% to 347,099 in 2001 and retail revenues grew by 0.8% to $670 million;
- wholesale revenues more than doubled due to sales of available generating capacity, increased trading activities and significantly higher prices in the western U.S. energy markets in the first half of 2001;
- a 5% reduction in interest expense at TEP due to lower debt balances and lower rates on variable rate debt;
- a $6 million after-tax gain from the sale of an independent power project by a Millennium subsidiary, Nations Energy Corporation (Nations Energy); and
- a one-time $8 million after-tax expense related to the amendment of a coal supply contract recorded in the third quarter of 2000.

Net income was lower in 2000 than in 1999 primarily due to the following factors:

- $23 million after-tax extraordinary income from changes in accounting for TEP's generation operations recorded in the fourth quarter of 1999;
- the $21 million after-tax gain on the sale of one of our unregulated energy businesses recorded in the third quarter of 1999;
- $9 million in tax benefits recorded in the fourth quarter of 1999;
- a one-time $8 million after-tax expense related to the amendment of a coal supply contract recorded in the third quarter of 2000; and
- the impact of accounting changes related to the discontinuation of Statement of Financial Accounting Standards No. 71: "Accounting for the Effects of Certain Types of Regulation" (FAS 71) regulatory accounting for TEP's generation operations in November 1999.

See *Factors Affecting Results of Operations and Results of Operations*, below.

Outlook and Strategy

Our financial prospects and outlook for the next few years will be affected by many competitive, regulatory and economic factors. Our plans and strategies include the following:

- Enhance the value of our transmission system while continuing to provide reliable access to generation for our retail customers and market access for all generating assets. This will include focusing on completing a transmission line to an electric distribution company in Nogales, Arizona. This line could eventually be connected to Mexico's utility system.
- Facilitate the construction of Springerville Units 3 and 4, which will allow us to spread over four units the fixed costs of TEP's Springerville Units 1 and 2. This includes obtaining construction financing in 2002.
- Reduce TEP's debt as appropriate, using some of our excess cash flows. In addition to our required debt retirements, in the last three years we invested $54 million in Springerville Unit 1 lease debt and in January 2002, we invested $96 million in Springerville Fuel Handling Facilities lease debt. We will continue to look for opportunities to retire or refinance higher coupon debt and make additional investments in lease debt.
- Proactively maintain our transmission and distribution system to ensure reliable service to our retail customers.
- Efficiently manage our generating resources and look for ways to reduce or control our operating expenses in order to improve profitability. We added peaking resources in the Tucson area in 2001 and will continue to evaluate additional needs for 2002 and beyond.
- Actively participate in the formation of regulatory policy and actions, including reconsideration of the current requirement to transfer TEP's generation assets to a wholly-owned subsidiary by December 31, 2002.
- Focus the efforts of Millennium's technology entities primarily to begin larger scale production of Global Solar Energy, Inc. (Global Solar) thin-film photovoltaic cells and develop thin-film battery technology. Seek strategic partners and investors to achieve commercial operation of these businesses.

To accomplish our goals, we estimate that during 2002, TEP will spend $124 million on capital expenditures, Millennium will provide at least $14 million of funding to its technology investments, and we will provide between $30 million and $100 million in funding to UED. Our funding to UED will depend upon the timing of the financial close of the Springerville Unit 3 and 4 project and UED's ultimate ownership percentage of the project. While we believe that our plans and strategies will continue to have a positive impact on our financial prospects and position, we recognize that we continue to be highly leveraged, and as a result, our access to the capital markets may be limited or more expensive than for less leveraged companies.

Factors Affecting Results of Operations

Competition

The electric utility industry has undergone significant regulatory change in the last few years designed to encourage competition in the sale of electricity and related services. However, the recent experience in California with deregulation has caused many states, including Arizona, to step back and reexamine the viability of retail electric deregulation.

As of January 1, 2001, all of TEP's retail customers were eligible to choose an alternate energy supplier. Although there is one Energy Service Provider (ESP) certified to provide service in TEP's retail service area, currently, none of TEP's retail customers have opted to receive service from this ESP. TEP has met all conditions required by the Arizona Corporation Commission (ACC) to facilitate electric retail competition, including ACC approval of TEP's direct access tariffs. However, ESPs must meet certain conditions before electricity can be sold competitively in TEP's service territory. Examples of these include ACC certification of ESPs and execution of and compliance with direct access service agreements with TEP.

TEP also competes against gas service suppliers and others who provide energy services. Other forms of energy technologies, such as fuel cells, may provide competition to TEP's services in the future, but to date, are not financially viable alternatives. Self-generation by TEP's large industrial customers could also provide competition for TEP's services in the future, but has not had a significant impact to date.

In the wholesale market, TEP competes with other utilities, power marketers and independent power producers in the sale of electric capacity and energy.

Industry Restructuring

Retail

TEP's Settlement Agreement and Retail Electric Competition Rules
In December 1996, the ACC adopted Retail Electric Competition Rules (Rules) that provided a framework for the introduction of retail electric competition in Arizona. These Rules, as amended and modified, were approved by the ACC in September 1999.

In November 1999, the ACC approved the Settlement Agreement between TEP and certain customer groups relating to the implementation of retail electric competition, including TEP's recovery of its transition recovery assets and the unbundling of tariffs. The major provisions of the Settlement Agreement, as approved, were:

- Consumer choice for energy supply began in 2000, and by January 1, 2001 consumer choice was available to all retail customers.
- After certain rate reductions implemented in 1998 through 2000, TEP's retail rates are frozen until December 31, 2008, except under certain circumstances.
- TEP's frozen rates include two Competition Transition Charge (CTC) components designated for the recovery of its transition recovery assets.
  - A Fixed CTC component that equals a fixed charge per kilowatt-hour sold; and
  - A Floating CTC component that equals the amount of the frozen retail rate less the price of retail electric service.
- By June 1, 2004, TEP will be required to file a general rate case for its transmission and distribution business, including an updated cost-of-service study.
- TEP is currently required to transfer its generation and other competitive assets to a wholly-owned subsidiary by December 31, 2002. The Settlement Agreement also requires that by December 31, 2002, TEP, as the Utility Distribution Company (UDC) must acquire at least 50% of its energy requirements through a competitive bidding process, while the remainder may be purchased under contracts with TEP's generation subsidiary or other energy suppliers.

Approval of the Settlement Agreement caused TEP to discontinue regulatory accounting under FAS 71 for its generation operations in November 1999. See *Note 2 of Notes to Consolidated Financial Statements – Regulatory Matters.*

Recent Developments in the Arizona Regulatory Environment
In February 2002, the ACC consolidated several retail competition matters to reexamine circumstances that have changed since the ACC adopted the Rules in 1996. In a letter dated January 14, 2002, ACC Chairman William Mundell suggested three possible outcomes:

- Implementation of the Rules according to the existing schedule,
- Delayed implementation of the Rules to provide an opportunity to consider the extent to which Rule modification and variance is in the public interest, including changing the direction to retail electric competition,
- Step back from electric restructuring until the Commission is convinced that there exists a viable competitive wholesale electric market to support retail electric competition in Arizona.

The ACC sent questions regarding retail competition issues to stakeholders and required responses by February 25, 2002. An Open Meeting, with opportunity for public comment, will be set. We cannot predict the outcome of these proceedings.

On January 28, 2002, TEP filed a request with the ACC for an extension of the generation separation and the 50% competitive bid requirements of its Settlement Agreement until the latter of December 31, 2003 or six months after the ACC has issued a final order in the current docket pertaining to electric restructuring issues. TEP's filing was consolidated with the generic docket and a procedural conference began on March 4, 2002.

The status of the Rules and the ability of ESPs to continue to sell competitive services may also be subject to change due to recent court proceedings. Several parties, including certain rural electric cooperatives (Cooperatives), filed lawsuits in Maricopa County Superior Court challenging the Rules, contending, among other things, that allowing marketplace competition to determine rates violated the ACC's constitutional duty to set rates. In November 2000, the Court found the Rules to be unconstitutional and unlawful due to the failure of the Rules to establish a fair value rate base for competitive ESPs and because certain of the Rules were not submitted for certification to the Arizona Attorney General. The Court also invalidated all ACC orders granting certificates of convenience and necessity to competitive ESPs in Arizona.

The ACC, RUCO (Residential Utility Consumer Office) and certain large industrial customers have appealed the decision to the Court of Appeals. In addition, the Cooperatives filed a notice of cross appeal of certain aspects of the decision. Implementation of the judgment was stayed and the Rules remain in effect pending the outcome of the appeals.

TEP cannot predict the effect of the recent court decision or the outcome of these appeals to which it is a party or the effect of the judgment, if affirmed upon appeal, on the introduction of retail electric competition in Arizona.

State and Federal Legislation

In 2001, federal and state legislative interest focused on the California energy crisis. Federal legislators introduced several pieces of legislation, but by year-end all momentum had been refocused on national security issues. The Congress in 2002 will likely focus on administrative controls and oversight of the energy industry as a result of the Enron Corp. (Enron) bankruptcy filing in December 2001.

The Arizona State legislature was also concerned with the State's preparedness to meet growing electric demand. The siting and construction of new generation and transmission facilities is ongoing and closely monitored by the legislature. The 2002 legislature is expected to review legislation to modify the valuation of power plants within the state.

Western Energy Markets

As a participant in the western U.S. wholesale power markets, TEP is directly and indirectly affected by changes affecting these markets and market participants. During 2000 and 2001, these markets experienced unprecedented price volatility, bankruptcies and payment defaults by several of its largest participants, and increased attention and intervention by regulatory agencies concerned with the outcomes of deregulation of the electric power industry.

Rates and Market Prices

In the Fall of 1997, the Federal Energy Regulatory Commission (FERC) granted TEP a tariff to sell at market-based rates. Prior to that, the FERC set rates in formal proceedings that generally did not exceed cost of service. With respect to wholesale power sold during 1998 and 1999, TEP's wholesale rates were generally substantially below rates determined on a fully allocated cost of service basis, but, in all instances, rates exceeded the level necessary to recover fuel and other variable costs. During 2000 and 2001, rates earned on wholesale sales in the short-term market generally equaled or exceeded rates determined on a fully allocated cost of service basis. Wholesale sales on long-term contracts entered into prior to 1998 continued to be at rates below fully allocated costs, but recovered the cost of fuel and other variable costs.

In the 2001 wholesale power market, wholesale prices in the forward, day-ahead and real-time (hourly) markets typically exceeded TEP's total cost of service. The average market price for around-the-clock energy based on the Dow Jones Palo Verde Index was $94 per Megawatt-hour (MWh) in 2001, compared with $87 per MWh in 2000. The 2001 average price represents a steep decline, however, from $156 per MWh in the first half of 2001 to $23 per MWh in the fourth quarter of 2001. This reduction was due to a number of factors, including more generation online in the western U.S., lower natural gas prices, increased hydropower supply, and weaker demand. As of February 2002, the average forward around-the-clock market price for the balance of the year 2002 was approximately $27 per MWh, based on the Dow Jones Palo Verde Index. As a result, we expect our wholesale revenues to be significantly lower in 2002 than in 2001. A large portion of our revenues in 2001 were from sales contracted at higher prices in the first half of the year that settled in the second half of the year. Therefore, we continued to benefit from the higher prices in the second half of the year even though market prices had declined. We cannot predict whether these lower prices will continue, or whether changes in various factors that influence demand and capacity will cause prices to rise again during the remainder of 2002.

We expect the market price and demand for capacity and energy to continue to be influenced by the following factors during the next few years:

- continued population growth and economic conditions in the western U.S.;
- availability of capacity throughout the western U.S.;
- the extent of electric utility industry restructuring in Arizona, California and other western states;
- the effect of FERC regulation of wholesale energy markets;
- the availability and price of natural gas;
- precipitation, which affects hydropower availability;
- transmission constraints; and
- environmental restrictions and the cost of compliance.

Payment Defaults and Allowances for Doubtful Accounts
In early 2001, California's two largest utilities, Southern California Edison Company (SCE) and Pacific Gas & Electric Company (PG&E), defaulted on payment obligations owed to various energy sellers, including the California Power Exchange (CPX) and the California Independent System Operator (CISO). The CPX and CISO defaulted on their payment obligations to market participants including TEP. PG&E and CPX filed for protection under Chapter 11 of the U.S. Bankruptcy Code. SCE has remained out of bankruptcy but in a weakened financial condition. SCE has publicly disclosed that on March 1, 2002, SCE obtained financing and made payments so that they have no material undisputed obligations that are past due or in default. These payments include a payment to the CPX. However, TEP did not correspondingly receive a payment from the CPX. PG&E has filed a plan of reorganization which provides for payment of all creditors on or around January 1, 2003. The plan requires various approvals and numerous parties have expressed opposition to the plan.

On December 2, 2001, Enron filed for protection under Chapter 11 of the U.S. Bankruptcy Code. At the time of the bankruptcy filing, TEP had an outstanding receivable of $0.8 million from Enron for power delivered in November 2001, as well as certain forward contracts for the delivery of power through June 2002. The bankruptcy filing constituted an event of default under TEP's contracts with Enron. Therefore, TEP suspended all trading activities and terminated all contracts with Enron.

As a result of payment defaults made by market participants in California and by Enron, TEP established allowances for doubtful accounts.

See *Note 11 of Notes to Consolidated Financial Statements* and *Critical Accounting Policies*, below.

SCE Power Exchange Agreement
A power exchange agreement between TEP and SCE requires SCE to provide firm system capacity of 110 megawatts (MW) to TEP during summer months. TEP is then obligated to return to SCE in the winter months the same amount of energy that TEP received from SCE during the preceding summer. Since 1995, TEP has relied upon this 110 MW from SCE. During 2000 and 2001, volatility in the western energy markets and the deterioration in SCE's financial condition created uncertainty for TEP regarding the availability of this resource for TEP's summer peaking needs. Except for a few occasions in 2000 and 2001, SCE provided TEP with requested energy under the power exchange agreement. Since June 2001, western power markets have stabilized and SCE's financial condition appears to be improving. As such, we believe that there is more certainty to the availability of this resource for TEP in the summer of 2002. Nevertheless, TEP plans to make forward purchases of approximately 50 MW for the summer peaking season to mitigate the risk of loss of this or other resources.

Market Risks

We are exposed to various forms of market risk. Changes in interest rates, returns on marketable securities, and changes in commodity prices may affect our future financial results.

For additional information concerning risk factors, including market risks, see *Safe Harbor for Forward-Looking Statements,* below.

Interest Rate Risk
TEP is exposed to risk resulting from changes in interest rates on certain of its variable rate debt obligations. At December 31, 2001 and 2000, TEP's debt included $329 million of tax-exempt variable rate debt. The average interest rate on TEP's variable rate debt was 2.68% for 2001 and 4.17% for 2000. A one percent increase (decrease) in average interest rates would result in a decrease (increase) in pre-tax net income of approximately $3 million. See *Note 8 of Notes to Consolidated Financial Statements – Fair Value of UniSource Energy Financial Instruments.*

Marketable Securities Risk
TEP and Millennium are exposed to fluctuations in the return on marketable securities, which are investments in debt securities. At December 31, 2001 and 2000, TEP had marketable debt securities with an estimated fair value of $74 million and $76 million, which exceeded the carrying value by $3 million and $7 million, respec-

tively. At December 31, 2001, Millennium had no marketable debt securities, and at December 31, 2000, had marketable debt securities with an estimated fair value of $2 million and a carrying value of $2 million. These debt securities represent TEP's and Millennium's investments in lease debt underlying certain of TEP's capital lease obligations. In 2001, TEP purchased from Millennium the $2 million in debt securities it owned at December 31, 2000. Changes in the fair value of such debt securities do not present a material risk to TEP, as TEP intends to hold these investments to maturity.

As of December 31, 2001, TEP had an investment in an undivided ownership interest with an estimated fair value of $13 million and a carrying value of $13 million. This ownership interest represents the investment in Springerville Coal Handling Facilities made by TEP in December 2001. See *Note 8 of Notes to Consolidated Financial Statements – Fair Value of UniSource Energy Financial Instruments.*

Risk Management Committee

We have a Risk Management Committee which is responsible for the oversight of commodity price risk and credit risk related to the wholesale energy marketing activities of TEP and the emissions and coal trading activities of Millennium Environmental Group, Inc. (MEG). Our Risk Management Committee consists of officers with responsibility for finance, accounting, legal, wholesale marketing, and the generation operations of UniSource Energy. To limit our exposure to commodity price risk, the Risk Management Committee approves trading policies and limits, which are reviewed frequently to respond to constantly changing market conditions. To limit our exposure to credit risk in these activities, the Risk Management Committee approves credit policies and limits and reviews counterparty credit exposure on a monthly basis.

Commodity Price Risk

We are exposed to commodity price risk primarily relating to changes in the market price of electricity, natural gas, coal and emissions allowances. To manage its exposure to energy price risk, TEP enters into forward contracts to buy or sell energy at a specified price and future delivery period. Generally, TEP commits to future sales based on expected excess generating capability, forward prices and generation costs, using a diversified market approach to provide a balance between long-term, mid-term and spot energy sales. Similarly, TEP enters into forward purchases during its summer peaking period to ensure it can meet its load and reserve requirements and account for other contract and resource contingencies. These positions are managed on both a volumetric and dollar basis and are closely monitored using risk management policies and procedures with oversight by the Risk Management Committee. For example, the risk management policies provide that TEP should not take a short position in the third quarter and should have supply backing up all forward sales positions.

TEP also enters into limited forward purchases and sales to take advantage of market price changes with the intent to reverse the forward positions at a profit. These types of transactions are considered to be our trading positions. TEP marks its trading positions to market on a daily basis using actively quoted prices obtained from brokers for power traded over-the-counter at Palo Verde for forward periods of up to five years. As of December 31, 2001, all of TEP's forward trading contracts were for settlement within twelve months. TEP's trading policies restrict forward trading positions to mature no longer than the end of the next calendar year. Because of the short-term duration of these trading positions, we believe that the market is liquid and that the various broker quotations used to calculate the mark-to-market values represent accurate measures of the fair values of these positions. An unrealized loss of $0.5 million was recorded on TEP's balance sheet as of December 31, 2001 to adjust the value of its trading positions to fair value.

Unrealized Gain (Loss) of TEP's Contracts

AT DECEMBER 31, 2001 (MILLIONS OF DOLLARS)

SOURCE OF FAIR VALUE	MATURITY 0-6 MOS.	MATURITY 6-12 MOS.	MATURITY OVER 1 YR.	TOTAL UNREALIZED GAIN (LOSS)
Prices actively quoted	$ (0.5)	–	–	(0.5)
Prices provided by other external sources	–	–	–	–
Prices based on models and other valuation sources	–	–	–	–

The following chart shows the changes in the fair value of TEP's contracts from January 1, 2001 to December 31, 2001, and quantifies the reasons for the changes. Our definitions of Trading Activity and Cash Flow Hedges, as used in this chart, are included in *Note 3 of Notes to Consolidated Financial Statements – Accounting for Derivative Instruments and Hedging Activities.*

Unrealized Gain (Loss)

AT DECEMBER 31, 2001 (MILLIONS OF DOLLARS)

	TRADING ACTIVTY	CASH FLOW HEDGES	TOTAL
Unrealized gain (loss) of contracts as of January 1, 2001	$ 0.8	(23.0)	(22.2)
Less contracts settled (realized) during 2001:			
Related to trades entered in prior years	(4.0)	18.6	14.6
Related to trades entered in 2001	(8.5)	18.2	9.7
Change in fair value attributable to market changes:			
Related to trades entered in prior years	3.2	4.4	7.6
Related to trades entered in 2001	8.0	(18.2)	(10.2)
Unrealized gain (loss) of contracts as of December 31, 2001[1]	$ (0.5)	–	(0.5)

[1] The unrealized loss is recorded as a liability on the balance sheet.

The unrealized gain (loss) of new contracts on the date they are entered into is generally zero, because they are entered into at current market prices.

TEP uses a sensitivity analysis to measure the impact of an unfavorable change in market prices on the fair value of its trading positions. As of December 31, 2001, a 10% unfavorable change in the market prices of electric power from year-end levels would have decreased the fair value of these instruments by less than $1 million. Beginning in 2001, changes in the fair value of these derivative instruments are measured in our financial statements in accordance with FAS 133. See *Note 3 of Notes to Consolidated Financial Statements and Accounting for Derivative Instruments and Hedging Activities*, below.

During the fourth quarter of 2001, we entered into the business of managing and trading emission allowances, coal and other environmental related products, including financial instruments through MEG, a wholly-owned subsidiary of Millennium. We manage the market risk of this new line of business by setting notional limits by product, as well as limits to the potential change in fair market value under a hypothetical 33% change in price or volatility. MEG's trading activities are closely monitored using risk management policies and procedures with oversight by the Risk Management Committee. MEG marks its trading positions to market on a daily basis using actively quoted prices obtained from brokers. As of December 31, 2001, the fair value of MEG's trading positions was less than $0.1 million.

TEP experienced increased commodity price risk during the third quarter of 2001, due to uncertainty regarding availability of a power resource from the SCE Power Exchange. (See *Western Energy Markets, SCE Power Exchange Agreement*, above.) To mitigate the risk that this resource would be unavailable to TEP, and/or the risk of other unexpected losses of generation resources due to unplanned outages or natural disasters, TEP purchased energy on a forward basis to protect its retail customers from power interruptions for the summer of 2001. TEP also relied upon two new peaking units which went in-service in June 2001, interruptible contracts, load-shifting by large mining customers, and reserve sharing arrangements with other utilities as resources. Under the terms of its Settlement Agreement, TEP's retail rates are frozen through December 31, 2008, except under certain circumstances. As such, TEP cannot recover increased purchased power costs without further ACC action. See *Competition – Retail,* above.

TEP also purchases coal and natural gas in the normal course of business for fuel for its generating plants. TEP acquires its coal under long-term coal supply contracts. Purchases of gas historically provided fuel for only 3-4% of total generation. Beginning in the third quarter of 2000 through June 2001, however, the sustained high levels of wholesale energy prices in the western U.S. made it profitable for TEP to fuel its gas-fired generating units more frequently to sell into the wholesale market. As a result, during 2001, approximately 9% of TEP's generation was fueled by natural gas. Market prices of natural gas also increased in the latter part of 2000 and the first six months of 2001, before beginning to fall in the third quarter of 2001. These high market prices, combined with increased gas usage, resulted in gas expense comprising 29% of total fuel expense for 2001 compared with 25% in 2000. TEP is assured of its gas supply as a retail customer of the local gas supplier. TEP periodically negotiates its contract with its gas supplier to establish terms relating to pricing and scheduling of gas delivery. TEP also entered into two swap agreements in May 2001 to hedge our risk of fluctuations in the market price of gas related to approximately a third of our anticipated gas purchases from June through October 2001. See *Results of Operations – Operating Expenses*, below.

Credit Risk

UniSource Energy is exposed to credit risk in its energy trading activities related to potential nonperformance by counterparties. We manage the risk of counterparty default by performing financial credit reviews and setting limits and monitoring exposures, requiring collateral when needed, and using a standardized agreement which allows for the netting of current period exposures to and from a single counterparty. Despite such mitigation efforts, there is a potential for defaults by counterparties to occur from time to time. In the fourth quarter of 2000 and the first quarter of 2001, TEP was affected by payment defaults by SCE and PG&E for amounts owed to the CPX and CISO. In the fourth quarter of 2001, Enron defaulted on amounts owed to TEP for energy sales.

We calculate counterparty credit exposure by adding any outstanding receivable (net of amounts payable if a netting agreement exists) to the mark-to-market value of any forward contracts. As of December 31, 2001, TEP's total credit exposure related to its wholesale trading activities (excluding defaulted amounts owed by CPX, CISO and Enron), was less than $10 million, of which 98% was with counterparties with investment grade ratings. At December 31, 2001, MEG's total credit exposure was nominal due to the start-up nature of the business. Based on a review of our credit exposures at December 31, 2001, we do not anticipate any nonperformance by any of our other counterparties. See *Critical Accounting Policies – Payment Defaults and Allowances for Doubtful Accounts*, below.

Critical Accounting Policies

In preparing financial statements under Generally Accepted Accounting Principles (GAAP), management exercises judgment in the selection and application of accounting principles, including making estimates and assumptions. We consider Critical Accounting Policies to be those that could result in materially different financial statement results if our assumptions regarding application of accounting principles were different. We describe our Critical Accounting Policies below. Other significant accounting policies and recently issued accounting standards are discussed in *Note 1 of Notes to Consolidated Financial Statements – Nature of Operations and Summary of Significant Accounting Policies.*

Accounting for Rate Regulation

TEP generally uses the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as FAS 71, require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting TEP's retail rates, the ACC may not allow TEP to currently charge its customers to recover certain expenses, but instead requires that these expenses be charged to customers in the future. In this situation, FAS 71 requires that TEP defer these items and show them as regulatory assets on the balance sheet until TEP is allowed to charge its customers. TEP then amortizes these items as expense to the income statement as those charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of FAS 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to cover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

In November 1999, upon approval by the ACC of TEP's Settlement Agreement relating to recovery of TEP's transition costs and standard retail rates, we stopped applying FAS 71 to our generation operations.

We continue to apply FAS 71 in accounting for the distribution and transmission portions of TEP's business, our regulated operations. We periodically assess whether we can continue to apply FAS 71. If we stopped applying FAS 71 to TEP's remaining regulated operations, we would write off the related balances of TEP's regulatory assets as a charge in our income statement. Based on the balances of TEP's regulatory assets at December 31, 2001, if we had stopped applying FAS 71 to TEP's remaining regulated operations, we would have recorded an extraordinary loss, after-tax, of approximately $245 million. Our cash flows would not be affected if we stopped applying FAS 71 unless a regulatory order limited our ability to recover the cost of that regulatory asset.

See *Note 2 of Notes to Consolidated Financial Statements – Regulatory Matters.*

Accounting for Derivative Instruments and Hedging Activities

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. A derivative financial instrument or other contract derives its value from another investment or designated benchmark. Because of the complexity of derivatives, the FASB established a Derivatives Implementation Group (DIG). During 2001, the DIG issued new guidance, which changed the contracts that qualified as derivatives under FAS 133.

When we adopted FAS 133 on January 1, 2001, some of the forward contracts that we used to buy and sell wholesale power were considered to be derivatives based on the accounting guidance at that time. Some of the contracts qualified for hedge accounting while some were considered to be trading activities. See *Note 3 of Notes to Consolidated Financial Statements.*

We recorded the cumulative effects of adopting FAS 133 in our financial statements by recording the following unrealized gains or losses on our forward contracts as of January 1, 2001:

- Income Statement: after-tax unrealized gain of $470,000.
- Balance Sheet:
  - Other Comprehensive Income, a component of stockholders' equity: after-tax unrealized loss of $14 million, and
  - Forward Sale and Purchase Contracts Liability of $22 million.

The financial statements for periods prior to 2001 do not reflect the requirements of FAS 133.

Under FAS 133, we record unrealized gains and losses on our forward contracts and swap agreements and adjust the related asset or liability on a monthly basis to reflect the market prices at the end of the month. The market prices used to determine fair value for these contracts are estimated based on various factors including broker quotes, exchange prices, over the counter prices and time value. We report the unrealized gain (loss) on forward sales net of the unrealized (gain) loss on forward purchases as a component of operating revenues. The net pre-tax unrealized loss for the year ended December 31, 2001 was approximately $1 million. See *Note 3 of Notes to Consolidated Financial Statements.*

At December 31, 2001, we reported the fair value of our forward sale and purchase contracts as other current liabilities and we reported the fair value of MEG's emission allowance inventory as other current assets.

In June 2001, the DIG issued guidance which provided that certain forward power purchase or sales agreements, including capacity contracts, could be excluded from the requirements of FAS 133. We implemented this new guidance, on a prospective basis, beginning July 1, 2001. As a result, we determined the cash flow hedge items could be excluded from the FAS 133 requirements. We did not reverse the unrealized gains (losses) related to the cash flow hedges in June. Instead, because all the contracts were settled by December 31, 2001, as the contracts settled we:

- reversed the unrealized gain (loss) included in Other Comprehensive Income; and
- recorded the realized gain (loss) in the income statement.

To date, the DIG has issued more than 100 interpretations to provide guidance in applying FAS 133. As the DIG or the FASB continues to issue interpretations, we may change the conclusions that we have reached and, as a result, the accounting treatment and financial statement impact could change in the future.

Payment Defaults and Allowances for Doubtful Accounts

We record an allowance for doubtful accounts when we determine that an account receivable will not be collected. As a result of payment defaults made by market participants in California, TEP's collection shortfall from the CPX and CISO was approximately $9 million for sales made in 2000 and $7 million for sales made in 2001. We recorded an allowance for doubtful accounts for the full amount of these uncollected amounts in the fourth quarter of 2000 and the first quarter of 2001, totaling $16 million. In addition, TEP has cash collateral of approximately $1 million on deposit in an escrow account with the CPX which is currently unavailable to TEP due to the bankruptcy stay.

In the fourth quarter of 2001, we decreased the reserve for energy sales made to the CPX and CISO by $8 million, or 50% of the outstanding receivable. This $8 million of income is included in other operations and maintenance expense on the income statement. Recent events have caused us to believe that it is probable that at least 50% of the amount due to TEP will be repaid. These include: (1) the stabilization of western power markets, (2) rate increases achieved by PG&E and SCE, (3) settlements made by California utilities with various power providers, (4) the California Public Utilities Commission (CPUC) approval of SCE's financing to pay its creditors by the end of the first quarter of 2002, and (5) data in filings of FERC refund hearings. The amount that we ultimately collect would have an impact on our earnings if the amount is more or less than the $8 million we have reserved. If we collect all of the $16 million, pre-tax income will increase by $8 million. If we do not collect any of the $16 million, pre-tax income will decrease by $8 million. We also believe that we are due interest on the amounts we are owed.

As of December 31, 2001, TEP's net receivable exposure to Enron was $0.8 million. In addition, TEP had forward electricity sales contracts for periods through June 30, 2002 with an estimated mark-to-market value of approximately $1 million. The unrealized gains associated with these contracts were removed from TEP's revenues as of December 31, 2001. TEP made a reserve of $0.4 million against the outstanding receivable owed by Enron. TEP has filed a claim in Enron's bankruptcy proceedings for its receivable and for the mark-to-market value of defaulted forward contracts.

At December 31, 2001, the reserve for electric wholesale accounts receivable on TEP's balance sheet was approximately $8 million. See *Note 11 of Notes to Consolidated Financial Statements.*

Capitalization of UED Project Development Costs

UED capitalizes project development costs when it is probable that the project will be completed and we expect to recover the costs of the project. UED and Salt River Project Agricultural Improvement and Power District (SRP) entered into a Joint Development Agreement in October 2001, to develop two 400 MW coal-fired units at TEP's existing Springerville Generating Station. UED and SRP each committed $12.5 million for a total project development funding of $25 million for professional services and other third party costs. If the project does not proceed, the capitalized project development costs will be immediately expensed. At December 31, 2001, capitalized project development costs on UED's balance sheet were approximately $7 million. In addition, under certain limited circumstances associated with the withdrawal from the project, UED would be obligated to reimburse SRP for zero, 50% or 100% of SRP's previously paid funding amounts, depending on the withdrawal circumstances.

Unbilled Revenue

TEP's electric retail sales revenues include an estimate of MWhs delivered but unbilled at the end of each period. The unbilled revenue is estimated by comparing the actual MWhs generated to the MWhs billed to our retail customers. The excess of MWhs generated over MWhs billed is then allocated to the retail customer classes based on estimated usage by each customer class. We then record revenue for each customer class based on the various bill rates for each customer class. Due to the seasonal fluctuations of our actual load, the unbilled revenue amount is greater in the summer months than it is in the winter months.

Results of Operations

UniSource Energy recorded total revenues of $1.4 billion in 2001, a 40% increase over the $1 billion in total revenues recorded in 2000. This increase in revenues resulted from significant growth in wholesale marketing activities and modest growth in retail electricity sales at TEP. TEP's retail revenues grew by only 1%, largely the result of cutbacks in consumption by both of its large mining customers. Wholesale revenues more than doubled due to sales of available generating capacity, increased trading activities and significantly higher prices in the western U.S. energy markets in the first five months of 2001.

In 2001, UniSource Energy's consolidated net income was $61 million or $1.84 per share of common stock, compared with $42 million or $1.29 per share of common stock in 2000, and $79 million or $2.45 per share of common stock in 1999. Consolidated earnings were higher in 2001 than in 2000 as a result of the robust wholesale marketing conditions in the first five months of the year.

CONTRIBUTION BY BUSINESS SEGMENT

The table below shows the contributions to our consolidated after-tax earnings by our three business segments, as well as parent company expenses and inter-company eliminations.

MILLIONS OF DOLLARS

	2001	2000	1999
Business Segment			
TEP	**$ 75.3**	51.2	73.5
Millennium	**(9.2)**	(4.1)	10.9
UED	**0.8**	–	–
Inter-Company Eliminations	**(5.6)**	(5.2)	(5.3)
Consolidated Net Income	**$ 61.3**	41.9	79.1

Inter-Company Eliminations include:

- elimination of inter-company sales between business segments.
- elimination of the inter-company note and interest between UniSource Energy and TEP. See *Note 1 of Notes to Consolidated Financial Statements – Basis of Presentation.*
- elimination of UED's rental income and TEP's rental expense from UED's turbine lease to TEP.

The operating revenues and expenses from the Millennium Energy Businesses are currently included as part of UniSource Energy's Operating Revenues and Operating Expenses. See *Note 4 of Notes to Consolidated Financial Statements – Millennium Energy Businesses.*

The financial condition and results of operations of TEP are currently the principal factors affecting the financial condition and results of operations of UniSource Energy on an annual basis. The following discussion relates to TEP's utility operations, unless otherwise noted. The results of our unregulated energy businesses are discussed in *Results of Millennium Energy Businesses and Results of UED,* below.

TEP stopped applying regulatory accounting principle FAS 71 to its generation operations during the fourth quarter of 1999 in response to its Settlement Agreement with the ACC. As a result, the operating results for 2001 and 2000 are not directly comparable with 1999 because the presentation and calculation of certain financial statement line items changed. Reported earnings in 1999 are higher than in 2000 due primarily to:

- the 1999 change in accounting for capital leases. Previously, we recorded lease expense consistent with our rate-making treatment and recorded equal annual expense amounts over the lease term. Under current accounting treatment, capital lease expense is higher in the earlier years of the lease term because the interest expense component is calculated on a mortgage basis.
- the 1999 reclassification of our generation-related regulatory assets to the Transition Recovery Asset, which shortened the amortization period for these assets to nine years and thereby increased the annual amortization amounts.

UTILITY SALES AND REVENUES

Customer growth, weather and other consumption factors affect retail sales of electricity. Price changes also contribute to changes in retail revenues. Electric wholesale sales are affected by market prices in the wholesale energy market, competing sources of energy and capacity in the region.

During the first five months of 2001 and the last half of 2000, TEP experienced significant growth in wholesale energy sales and revenues, primarily due to significantly higher regional market prices and opportunities to sell its excess generating capacity to California and other western wholesale market participants. In June 2001, however, wholesale market prices began, and continued, to decline. In spite of this price drop, electric wholesale revenues grew dramatically throughout 2001 due to the settlement of energy sales contracts established when regional market prices were high. In 2001, electric wholesale revenues comprised 53% of total revenues, compared with 35% in 2000 and 21% in 1999. TEP's electric wholesale sales consist primarily of four types of sales:

1 Sales under long-term contracts for periods of more than one year. TEP currently has long-term contracts with three entities to sell firm capacity and energy: Salt River Project, the Navajo Tribal Utility Authority (NTUA) and the Tohono O'odham Utility Authority (TOUA). TEP also has a long-term interruptible contract with Phelps Dodge Energy Services (PDES), which requires a fixed contract demand of 60 MW at all times except during TEP's peak customer energy demand period, from July through September of each year. Under the contract, TEP can interrupt delivery of power if the utility experiences significant loss of any electric generating resources.

2 Forward contracts to sell energy for periods through the end of the next calendar year. Under forward contracts, TEP commits to sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one-month, three-months or one-year periods.

3 Short-term economy energy sales in the daily or hourly markets at fluctuating spot market prices and other non-firm energy sales.

4 Sales of transmission service.

The tables below provide trend information on retail sales and on the four types of electric wholesale sales made by TEP in the last three years.

MILLIONS OF KWH

SALES	2001	2000	1999
Electric Retail Sales	**8,261**	8,186	7,789
Electric Wholesale Sales Delivered:			
Long-term Contracts	**1,614**	1,234	927
Forward Contracts	**3,546**	2,612	2,258
Short-term Sales and Other	**1,968**	2,363	2,039
Total Electric Wholesale Sales	**7,128**	6,209	5,224
Total	**15,389**	14,395	13,013

MILLIONS OF DOLLARS

OPERATING REVENUES	2001	2000	1999
Electric Retail Sales	**$ 670**	664	630
Electric Wholesale Sales Delivered:			
Long-term Contracts	**79**	52	44
Forward Contracts	**480**	129	72
Short-term Sales and Other	**198**	174	50
Transmission	**4**	5	5
Total Electric Wholesale Sales	**761**	360	171
Total	**$ 1,431**	1,024	801

2001 compared with 2000

In 2001, kilowatt-hour (kWh) sales to retail customers increased by 1% compared with 2000, despite an increase in the average number of retail customers of 2.5% to 347,099. Sales to mining customers decreased by 9%, offset by increased sales to residential and commercial customers. The decrease in mining consumption is due to cutbacks in production by both of our large mining customers in response to lower copper prices. Milder summer temperatures also reduced demand by retail customers. Cooling Degree Days decreased by 4% in 2001, from 1,552 to 1,484 days. Cooling Degree Days are calculated by subtracting 75 from the average of the high and low daily temperatures. Revenue from sales to retail customers increased by 1% in 2001 compared with 2000, reflecting the slight increase in consumption.

Kilowatt-hour electric wholesale sales increased by 15% in 2001 compared with 2000, while revenues increased by 111%. The largest increase in sales and revenues was in forward contracts, which represents increased purchase and resale transactions. Revenues also increased as a result of the settlement of sales contracts that were established when market prices were higher earlier in the year. Sales and revenues from long-term contracts were higher in 2001 due to the new contract with PDES, effective March 2001. Short-term economy sales in the daily and hourly markets at higher market prices made it economical for TEP to run its gas generation units to produce energy to sell to other regional utilities and marketers during the first six months of 2001. Although kWh sales in the short-term economy markets were lower in 2001 than 2000, revenues from these sales were higher, due to higher average market prices in 2001. Factors contributing to the higher market prices include increased demand due to population and economic growth in the region, higher natural gas prices, dysfunction in the California marketplace, increased maintenance outages due to higher than normal operating levels, lower availability of hydropower resources, transmission constraints, and environmental constraints.

2000 compared with 1999

In 2000, kWh sales to retail customers increased by 5% compared with 1999. This increase is the result of an increase in the average number of retail customers and increased usage by residential and small commercial customers. The average number of retail customers grew by 2.7% to 338,766 in 2000. Warmer weather, as measured by a 27% increase in Cooling Degree Days, contributed to higher retail energy usage in 2000. Revenues from sales to retail customers increased by 5.5% in 2000 compared with 1999, reflecting the higher kWh sales. These increases were offset, in part, by the effect of a 1% across-the-board rate reduction effective July 1, 2000. TEP established a new peak demand on August 4, 2000. The maximum momentary peak on that day was 1,871 MW and the net hourly peak was 1,862 MW.

Kilowatt-hour electric wholesale sales increased by 19% in 2000 compared with 1999, while revenues from electric wholesale sales increased by 110% for the same period. The largest increase in revenues was in short-term economy sales in the daily and hourly markets. Sustained higher market prices, particularly in the third and fourth quarters, made it economical for TEP to run its gas generation units to produce energy to sell into California and to other regional utilities and marketers. Sales under long-term contracts increased because contractual rates at which the buyers could take energy were attractive compared to prevailing market prices. TEP also increased its sales activity in the forward markets (up to one year) in 2000, including both forward sales to hedge excess generating capacity as well as increased trading activity. Factors contributing to the higher market prices include increased demand due to population and economic growth in the region, higher natural gas prices, dysfunction in the California marketplace, increased maintenance outages due to higher than normal operating levels, lower availability of hydropower resources, transmission constraints, and environmental constraints.

OPERATING EXPENSES

2001 compared with 2000

Fuel and Purchased Power expenses increased by $382 million or 85% in 2001 compared with 2000. Fuel expense at TEP's generating plants increased by $19 million or 8% primarily because of higher natural gas prices and increased usage of gas generation to meet increased kWh sales in the first five months of 2001. This increase was partially offset by decreased usage of gas generation in the last half of the year, as wholesale market prices fell, making it less economical for TEP to run its gas generation units to produce energy to sell to other regional utilities and marketers. Gas expense also includes the new gas-fired peaking units, which went in-service in June 2001, and the $9 million additional cost associated with gas swap agreements we entered into in May 2001. See *Market Risks, Commodity Price Risk.* The average cost of fuel per kWh generated was 2.12 cents in 2001 and 2.01 cents in 2000.

Purchased Power expense increased by $363 million, or 175%, because of higher wholesale energy prices and increased purchases in the forward and spot energy markets for trading purposes to resell to wholesale customers. Purchased Power expense remained high, even after wholesale market prices began to fall in June 2001, due to the settlement of wholesale energy purchase contracts, which were established when forward power prices were higher. Also, in May 2001, we entered into several forward purchase contracts to assure service reliability in the summer months to mitigate the risk of the potential loss of 110 MW under an exchange agreement with SCE. The additional cost to assure service reliability was approximately $12 million.

Despite the large increases in Fuel and Purchased Power expenses, TEP's gross margin (Operating Revenue less Fuel and Purchased Power expense) improved by $26 million or 5% in 2001 compared with 2000. This improvement was primarily due to increased sales volumes and higher prices in the wholesale energy markets.

TEP recorded a $13 million pre-tax ($8 million after-tax) one-time charge in the third quarter of 2000 as a result of a coal supply contract amendment related to the San Juan Generating Station. See *Note 10 of Notes to Consolidated Financial Statements.*

Other Operations and Maintenance expense decreased by $4 million, or 3% in 2001 compared with 2000. We established a reserve in 2000 for wholesale energy sales to California, $7 million of which was recorded as an expense. In contrast, in 2001, we recorded an additional reserve of $7 million in the first quarter of 2001, of which $5 million was charged to expense, but reversed $8 million in December. Various other production expenses increased by $4 million and maintenance expense increased by $2 million in 2001 compared with 2000. The higher maintenance expense is the result of scheduled maintenance at the Irvington, Springerville Unit 2 and San Juan generating plants. See *Note 11 of Notes to Consolidated Financial Statements.*

The Transition Recovery Asset (TRA) and its related amortization result from the Settlement Agreement reached with the ACC in 1999. The Amortization of Transition Recovery Asset totaled $22 million in 2001, up from $17 million in 2000. Amortization amounts are scheduled to increase annually until the entire TRA has been amortized, no later than December 31, 2008. The monthly amount of amortization recorded is a function of the remaining TRA balance and total retail kWh consumption by TEP distribution customers.

2000 compared with 1999

Fuel and Purchased Power expenses increased by $161 million or 56% in 2000 compared with 1999. Fuel expense at TEP's generating plants increased by $46 million or 24% primarily because of higher natural gas prices and increased usage of gas generation to meet increased kWh sales. The average cost of fuel per kWh generated was 2.01 cents and 1.75 cents for 2000 and 1999, respectively. The increase reflects the increased usage of gas as fuel in 2000. Purchased Power expense increased by $115 million or 125% because of higher wholesale energy prices and increased purchases in the forward and spot energy markets for trading purposes, under agreements to resell to wholesale customers, and to meet certain peak hourly retail demand requirements.

Despite the large increases in Fuel and Purchased Power expenses, TEP's gross margin (Operating Revenue less Fuel and Purchased Power expense) improved by $63 million or 12% in 2000 compared with 1999. This improvement was primarily due to increased sales volumes and higher prices in the wholesale energy markets.

TEP recorded a $13 million pre-tax ($8 million after-tax) one-time charge in the third quarter of 2000 as a result of a coal supply contract amendment. See *Note 10 of Notes to Consolidated Financial Statements – Commitments and Contingencies.*

The presentation and calculation of certain financial statement line items changed in November 1999 as a result of the discontinuation of regulatory accounting (FAS 71) for TEP's generation operations. Accordingly, beginning in November 1999, Capital Lease expense is included in Depreciation and Amortization and in Interest on Capital Leases. The increase in Depreciation and Amortization for 2000 compared to 1999 is primarily due to this new presentation and additional property and equipment that were placed in service during 2000. Because we stopped applying FAS 71, we discontinued amortization of the Springerville Unit 1 Allowance contra-asset and the corresponding recognition of Interest Imputed on Losses Recorded at Present Value.

Other Operations and Maintenance expenses increased 14% in 2000, partially because we established reserves to cover our credit exposure for risk of non-payment for wholesale sales made in December 2000. The remainder of the increase supports customer growth and higher kWh sales in 2000 compared to 1999.

The Amortization of Transition Recovery Asset totaled $17 million in 2000 and $2 million in 1999. The 1999 amount reflects only two months of amortization, beginning in November 1999.

INTEREST INCOME

TEP's income statement includes interest income of $9 million for both 2001 and 2000 and $10 million for 1999 on its promissory note from UniSource Energy. See *Note 1 of Notes to Consolidated Financial Statements – Nature of Operations and Summary of Significant Accounting Policies-Basis of Presentation.* On UniSource Energy's income statement, this income is eliminated as an intercompany transaction.

Other Interest Income was higher in 2001 than in 2000 due to higher average cash balances and increased interest income on investments in Springerville Unit 1 Lease debt.

INTEREST EXPENSE

2001 compared with 2000

Interest Expense was $8 million or 5% lower in 2001 than in 2000 due to lower average interest rates on long-term variable rate tax-exempt debt and lower debt balances.

2000 compared with 1999

Because we stopped applying FAS 71 to generation operations in November 1999, we had the following changes which had the effect of increasing interest expense:

- We reclassified Capital Lease Interest Expense from Operating Expenses to Interest Expense; and
- We stopped recording the Interest Imputed on Losses Recorded at Present Value due to the elimination of the Springerville Unit 1 Allowance.

Absent these accounting changes, Interest Expense for 2000 would have been lower compared to 1999 primarily due to lower amortization of losses on reacquired debt and lower letter of credit fees.

During the third quarter of 2000, we began to record small amounts of Imputed Interest on Losses Recorded at Present Value related to the San Juan Coal Contract Amendment Fee.

INCOME TAXES

Income taxes increased $29 million in 2001 compared with 2000 as a result of higher pre-tax income and the recognition of $6 million in tax benefits in the second quarter of 2000 from the resolution of various Internal Revenue Service (IRS) audit issues.

Income Taxes were slightly higher in 2000 compared to 1999 due to higher pre-tax income, which was somewhat offset by the recognition of tax benefits from the resolution of various IRS audit issues in the second quarter of 2000.

See *Note 10 of Notes to Consolidated Financial Statements – Commitments and Contingencies.*

EXTRAORDINARY INCOME – NET OF TAX

When TEP ceased applying FAS 71 for its generation operations in November 1999, it recorded $23 million of extraordinary net income consisting of the following after-tax items:

- $31 million in income from recognizing all remaining usable investment tax credit benefits;
- $2 million of expense from a change in accounting related to certain emission allowance transactions; and
- $7 million expense true-up from recording generation-related property-tax expense on an accrual basis rather than the regulatory basis.

TEP recognized the $31 million in income from recognition of its remaining usable Investment Tax Credit (ITC) benefits in 1999. Prior to November 1, 1999, TEP amortized ITC to income that was included in the Other Income section. Consistent with the ACC rate-making treatment, the ITC was amortized over the tax life of the property generating the ITC. The recognition of this one-time benefit will reduce future earnings by the amount that would have been amortized to income.

See *Note 2 of Notes to Consolidated Financial Statements – Regulatory Matters.*

Results of Millennium Energy Businesses

The table below provides a breakdown of the net income and losses recorded by the Millennium Energy Businesses for the last three years ended December 31.

MILLIONS OF DOLLARS

	2001	2000	1999
Energy Technology Investments	**$ (13.9)**	(6.0)	(1.0)
Nations Energy	**4.5**	0.7	(9.2)
Other	**0.2**	1.2	21.1
Total Millennium	**$ (9.2)**	(4.1)	10.9

Energy Technology Investments

Global Solar's development of its solar modules and Infinite Power Solutions' expenditures to develop thin-film solid state rechargeable batteries contributed after-tax losses of $11 million, $6 million and $1 million in 2001, 2000 and 1999, respectively. In 2001, MicroSat Systems, Inc. (MicroSat) and ITN Energy Systems, Inc. (ITN) incurred a $3 million after-tax loss related to the development of small-scale satellites and other research and development activities.

Nations Energy

Nations Energy sold its investment in a power project in Curacao in 2001 resulting in an after-tax gain of $6 million. Nations Energy is attempting to sell its remaining Panama investment, which has a remaining book value of less than $1 million.

In 2000, Nations Energy sold a minority interest in a power project in the Czech Republic for a pre-tax gain of $3 million. During 2000, Nations Energy recorded decreases of $3 million in the market value of its Panama investment. This was offset by a tax benefit of $3 million recorded in the fourth quarter of 2000 related to the 1999 and 2000 market value adjustments on the Panama investment.

Nations Energy reported a net loss of $9 million in 1999 due to development costs, expenses related to the exercise of an option to invest in the power project in the Czech Republic and the write-off of investments, primarily in its Panama project.

Other Millennium Investments

In 2001, the results in the "Other" line item relate primarily to the after-tax interest of $1.2 million earned by Millennium, offset by Millennium's standalone results of operations and losses on its other investments.

Amounts shown in the "Other" line item in 2000 primarily represent the results of Millennium's subsidiary MEH Corporation (MEH) and results relating to its investment in NewEnergy. MEH recorded net income of $1 million in 2000 from interest income on a note receivable received as part of the sale of NewEnergy, Inc. (NewEnergy) to AES Corporation in 1999.

MEH recorded net income in 1999 as a result of the July 1999 sale of its equity investment in NewEnergy to AES Corporation. MEH received $50 million in consideration from the sale consisting of $27 million in AES common stock and secured promissory notes issued by NewEnergy totaling $23 million, which were paid in full by July 31, 2001. MEH recognized an after-tax gain of $21 million on the transaction. The AES common stock was sold in 1999 at a small gain.

Results of UED

UED was established in February 2001 and owns a 20 MW gas turbine, which it leases to TEP under an operating lease arrangement. UED recorded a net profit of $0.8 million for 2001. UED's income represents rental income, less expenses, under the operating lease. This rental income is eliminated from UniSource Energy after-tax earnings as an inter-company transaction.

UED and SRP are jointly developing Springerville Units 3 and 4 for the expansion of the Springerville Generating Station. Development costs related to that project are currently being capitalized and total approximately $7.3 million at December 31, 2001. If the project is not completed, UED would immediately expense the capitalized costs. In addition, under certain limited circumstances associated with the withdrawal from the project, UED would be obligated to reimburse SRP for zero, 50% or 100% of SRP's previously paid funding amounts, depending on the withdrawal circumstances. As of February 28, 2002, the capitalized costs on UED's balance sheet are approximately $11 million. See *Critical Accounting Policies – Capitalization of UED Project Development Costs*, above.

Dividends on Common Stock

UniSource Energy

In February 2002, UniSource Energy declared a cash dividend of $0.125 per share on its common stock. The dividend, totaling approximately $4 million, is payable March 8, 2002 to shareholders of record at the close of business February 21, 2002. During 2001, UniSource Energy paid equal quarterly dividends to its shareholders of $0.10 per share, totaling $13 million.

UniSource Energy's Board of Directors will review our dividend level on a continuing basis, taking into consideration a number of factors including our results of operations and financial condition, general economic and competitive conditions and the cash flows from our subsidiary companies, TEP, Millennium and UED.

TEP

TEP declared and paid dividends of $50 million in December 2001, $30 million in 2000, and $34 million in 1999. UniSource Energy is the primary holder of TEP's common stock.

TEP can pay dividends if it maintains compliance with the TEP Credit Agreement and certain financial covenants, including a covenant that requires TEP to maintain a minimum level of net worth. As of December 31, 2001, the required minimum net worth was $263 million. TEP's actual net worth at December 31, 2001 was $322 million. See *Investing and Financing Activities, TEP Bank Credit Agreement*, below. As of December 31, 2001, TEP was in compliance with the terms of the Credit Agreement.

The ACC Holding Company Order states that TEP may not pay dividends to UniSource Energy in excess of 75% of its earnings until TEP's equity ratio equals 37.5% of total capital (excluding capital lease obligations). As of December 31, 2001, TEP's equity ratio on that basis was 22%.

In addition to these limitations, the Federal Power Act states that dividends shall not be paid out of funds properly included in the capital account. Although the terms of the Federal Power Act are unclear, we believe that there is a reasonable basis to pay dividends from current year earnings. Therefore, TEP declared its December 2001, 2000, and 1999 dividends from 2001, 2000, and 1999 earnings, respectively, since it had an accumulated deficit, rather than positive retained earnings.

Millennium and UED

Millennium did not pay any dividends to UniSource Energy in 2001 or 2000. In the third quarter of 1999, Millennium paid a $10 million cash dividend to UniSource Energy. We cannot predict the amount or timing of future dividends from Millennium. UED has not paid any dividends to UniSource Energy.

Income Tax Position

At December 31, 2001, UniSource Energy and TEP had, for federal income tax purposes:

- $142 million of Net Operating Loss (NOL) carryforwards expiring in 2006 through 2009;
- $11 million of unused ITC expiring in 2003 through 2005; and
- $83 million of Alternative Minimum Tax credit that will carry forward to future years.

We have recorded deferred tax assets related to these amounts. See *Note 12 of Notes to Consolidated Financial Statements – Income Taxes.*

Due to the issuance of common stock to various creditors of TEP in 1992, a change in TEP ownership was deemed to have occurred for tax purposes in December 1991. As a result, our use of the NOL and ITC generated before 1992 is limited under the tax code. At December 31, 2001, pre-1992 federal NOL and ITC carryforwards which are subject to the limitation were approximately $136 million and $11 million, respectively. The $6 million of post-1992 federal NOL at December 31, 2001 is not subject to the limitation.

Liquidity and Capital Resources

Overall Liquidity

Our primary source of liquidity is our cash flow from operations, which exceeded $200 million in both 2001 and 2000. These cash flows are derived primarily from retail and wholesale energy sales at TEP, net of the related payments for fuel and purchased power. In the last two years, our cash flows have benefited from higher margins on wholesale energy sales in the western U.S. power markets. This enabled us to increase our cash levels from $145 million at year-end 1999 to $228 million at year-end 2001. We have been using our available cash to finance capital expenditures, primarily at TEP, to make investments in our energy technology affiliates, to pay dividends to shareholders, and to reduce leverage at TEP by repaying high coupon debt and investing in lease debt. For example, in January 2002, we purchased $96 million of lease debt bearing an average coupon of 14.3%. We will benefit from after-tax interest savings of an average of $5.3 million annually for the next five years from this transaction. The benefits will be larger in the earlier years.

We do not expect the wholesale energy market conditions to be as favorable in 2002, with market prices and margins lower than we saw in the last two years. Another factor that could affect our cash flows from operations is reduced energy demand by our large mining customers. As we have reported elsewhere in this document, our two major mining customers have reduced operations during the last few years due to lower copper prices. This trend will continue in 2002 and we expect a 40 MW load reduction to our system peak demand. We expect that these load reductions will be offset, however, by lower purchased power costs to cover summer peaking needs and by sales of excess capacity, when profitable, in the first, second, and fourth quarters. We do not, therefore, expect these reductions to have a significant impact on cash flows.

In the event that we experience lower cash from operations due to these, or other events, we will adjust our discretionary uses of cash accordingly. We believe, however, that we will continue to have sufficient cash flow to cover our capital needs, as well as required debt payments and dividends to shareholders. Furthermore, we believe that even with lower wholesale energy prices and lower demand from mining customers, we will have sufficient excess cash flow to continue to make annual discretionary debt reductions or lease debt investments at TEP in the range of $30 million.

TEP's $100 million Revolving Credit Facility provides us with another major source of liquidity. TEP has borrowed under this facility only one time for a period of approximately one month during the past four years. At December 31, 2001, there were no outstanding borrowings under this facility. If TEP encountered temporary cash needs during the course of the year, it would borrow from this Revolving Credit Facility.

The Revolving Credit Facility is part of TEP's Bank Credit Agreement, which matures on December 30, 2002. The Credit Agreement also includes a $341 million Letter of Credit Facility which supports $329 million of tax-exempt variable rate bonds. If TEP fails to extend or replace the Letters of Credit (LOCs) or to otherwise refinance the bonds prior to the expiration date, the bonds would be subject to mandatory redemption. Therefore, the $329 million in bonds have been classified as current liabilities on our balance sheet as of December 31, 2001. TEP has commenced negotiations with its banks and believes that it will be able to negotiate a new credit agreement prior to the maturity of its existing Credit Agreement. At that time, the $329 million in tax-exempt variable rate bonds will be classified as Long-Term Debt. See *TEP Bank Credit Agreement*, below.

The following chart displays TEP's contractual obligations by maturity and by type of obligation.

TEP's Contractual Obligations

PAYMENTS DUE IN YEARS ENDING DECEMBER 31, (MILLIONS OF DOLLARS)

	IDBs SUPPORTED BY EXPIRING LOCs[1]	LONG-TERM DEBT	CAPITAL LEASE OBLIGATIONS	OPERATING LEASES[2]	UNCONDITIONAL PURCHASE OBLIGATIONS[3]	TOTAL CONTRACTUAL CASH OBLIGATIONS
2002	$ 329	2	90	2	90	513
2003	–	2	123	2	85	212
2004	–	2	125	1	82	210
2005	–	2	125	1	78	206
2006	–	21	127	1	77	226
Total 2002-2006	329	29	590	7	412	1,367
Thereafter	–	775	1,125	3	389	2,292
Less: Imputed Interest	–	–	(842)	–	–	(842)
Total	329	804	873	10	801	2,817

1 TEP's $341 million LOC Facility secures the payment of principal and interest on $329 million of Industrial Development Bonds (IDBs). The LOCs expire on December 30, 2002. If the LOCs are not extended or replaced with new LOCs with a longer term, or if the bonds are not otherwise refinanced, the bonds would be redeemed. Accordingly, these IDBs were classified as short-term debt at December 31, 2001, and will be classified as long-term debt once a new LOC Facility with a later expiration date is obtained.

2 Excludes TEP's lease of the 20 MW gas turbine from UED, as such rental expense is eliminated in UniSource Energy consolidation as an inter-company transaction.

3 *These obligations represent future guaranteed payments under TEP's natural gas, coal and rail transportation contracts.*

Contractual obligations of Millennium and UniSource Energy are not significant.

UniSource Energy has contingent obligations under various surety bonds that total approximately $2 million.

As discussed above, TEP has the full amount available under its $100 million Revolving Credit Facility. If TEP draws any amount under this facility, such borrowing would become a contractual obligation of TEP at that time. We have no other commercial commitments to report.

We have reviewed our contractual obligations and provide the following information:

- TEP does not have any triggers in any of its debt or lease agreements that would cause an event of default or cause amounts to become due and payable in the event of a credit rating downgrade.
- None of our contracts or financing structures contain triggers or acceleration clauses due to changes in our stock price.
- TEP's Credit Agreement contains pricing tied to a grid based on the ratings of TEP's senior secured debt. A change in TEP's credit rating can cause an increase or decrease in the amount of interest and fees TEP pays for these facilities.
- TEP's Credit Agreement contains certain financial and other restrictive covenants, including interest coverage, leverage and net worth tests. Failure to comply with these covenants would entitle the lenders to accelerate the maturity of all amounts outstanding. At December 31, 2001, TEP was in compliance with these covenants. See *TEP Bank Credit Agreement*, below.
- Neither UniSource Energy nor TEP have issued guarantees to third parties.
- TEP conducts its wholesale trading activities under the Western Systems Power Pool Agreement (WSPP) which contains provisions whereby TEP may be required to post margin collateral due to a change in credit rating or changes in contract values. As of December 31, 2001, TEP has not been required to post such collateral.

Cash Flows

UniSource Energy Consolidated Cash Flows and Liquidity

MILLIONS OF DOLLARS

	2001	2000	1999
Cash provided by (used in):			
Operating Activities	$ **215.4**	215.0	113.2
Investing Activities	**(116.8)**	(113.5)	(93.1)
Financing Activities	**(33.4)**	(83.8)	(20.0)
Net Increase in Cash	$ **65.2**	17.7	0.1

Net cash flows from operating activities increased slightly in 2001 compared with 2000, primarily as a result of the following factors:

- $77 million increase in cash receipts from sales to wholesale and retail customers, net of fuel and purchased power costs; and
- $11 million decrease in capital lease interest paid; offset by
- $47 million increase in income taxes paid (including a $12 million income tax refund received in 2000); and
- $40 million increase in payments of wages and other operations and maintenance costs.

In 2000, net cash flows from operating activities increased significantly compared with 1999 primarily due to higher cash receipts from sales to retail and wholesale customers, net of fuel and purchased power costs, lower income tax payments and tax refunds received. Also, in 1999 we made a $22 million cash tax settlement and we purchased $14 million of emission allowance credits.

Net cash used for investing activities was higher in 2001 compared with 2000, primarily because of increased capital expenditures. Capital expenditures were $16 million higher in 2001, primarily the result of UED's purchase of a 20 MW gas turbine, which was placed in-service in June 2001. Other significant investing activities in 2001 included: (1) $18 million in investments in and loans to Millennium Energy Businesses; (2) $13 million investment in Springerville Coal Handling Facility Lease Equity by TEP; (3) $5 million in proceeds from the sale of Nations Energy's interest in the Curacao project, along with the return of $16 million in deposits; (4) $11 million in proceeds from the final payment of a promissory note from NewEnergy to MEH; and (5) $7 million in proceeds from the sale of real estate.

Net cash used for investing activities was higher in 2000 than in 1999 mostly because of higher capital expenditures and increases in investments and loans to affiliates. Capital expenditures increased by $13 million in 2000. Other significant investing activities in 2000 included: (1) $28 million purchase of Springerville Unit 1 lease debt by TEP and Millennium; (2) net new investment of $5 million by Nations Energy in a power project in Curacao; (3) $10 million in investments and capital expenditures in energy technology investments; (4) $20 million in proceeds from the sale of Nations Energy's investment in the Czech Republic power project; and (5) $11 million in proceeds from the payment of a promissory note from NewEnergy to MEH.

Net cash used for financing activities was significantly less in 2001 compared with 2000 because our long-term debt retirement requirements were lower. In 2001, we paid $13 million in dividends to UniSource Energy common shareholders and TEP retired $26 million in capital lease obligations and $2 million in bond sinking fund payments and other redemptions. In contrast, in 2000, we paid $10 million in dividends to UniSource Energy common shareholders, and TEP retired $47 million of its maturing 12.22% Series First Mortgage Bonds, $39 million in capital lease obligations, and made $3 million of other bond sinking fund payments and redemptions. We also received cash proceeds of $13 million from the exercise of UniSource Energy warrants in December 2000.

As a result of activities described above, our consolidated cash and cash equivalents increased to $228 million at December 31, 2001 from $163 million at December 31, 2000. TEP's cash and cash equivalents approximated $160 million at December 31, 2001 compared with $89 million at December 31, 2000. At February 25, 2002, our consolidated cash balance, including cash equivalents, was approximately $99 million, and TEP's was approximately $42 million. Our cash balances declined since year-end 2001 because in January 2002 we purchased $96 million of Springerville Coal Handling Facilities lease debt. See *Investments in Springerville Lease Debt,* below. We invest cash balances in high-grade money market securities with an emphasis on preserving the principal amounts invested.

Investing and Financing Activities

UniSource Energy – Parent Company

Our primary cash needs are to fund investments in the unregulated energy businesses, to pay dividends to shareholders, and interest payments on our promissory note to TEP. In addition, as part of our ACC Holding Company Order, we must invest 30% of any proceeds of equity issuances in TEP through December 31, 2002.

Our primary sources of cash are dividends from our subsidiaries, primarily TEP. In 2001 TEP paid dividends to its parent of $50 million, compared with $30 million in 2000 and $34 million in 1999. In 1999, Millennium paid $10 million in dividends to its parent.

We also received $13 million in December 2000 from the exercise of 791,966 UniSource Energy Warrants into UniSource Energy common stock, of which 30%, or $4 million, was invested in TEP as required by the ACC Holding Company Order. See *Note 15 of Notes to Consolidated Financial Statements – Warrants.*

Although no specific offerings are currently contemplated, we may also issue debt and/or equity securities from time to time. If cash flows were to fall short of expectations, we would reevaluate the investment requirements of the unregulated energy businesses and/or seek additional financing for, or investments in, those businesses by unrelated parties.

TEP – Electric Utility

TEP's capital requirements consist primarily of capital expenditures and optional and mandatory redemptions of long-term debt and capital lease obligations. As shown in the chart below, during the last three years, TEP had sufficient cash available after capital expenditures and scheduled debt payments and capital lease obligations to provide for other investing and financing activities:

MILLIONS OF DOLLARS

	2001	2000	1999
Cash from Operations	**$ 261.2**	234.2	140.0
Capital Expenditures	**(103.9)**	(98.1)	(90.9)
Required Debt Maturities	**(1.7)**	(48.6)	(1.7)
Retirement of Capital Lease Obligations	**(25.9)**	(38.9)	(23.6)
Net Cash Flows Available after Required Payments	**$ 129.7**	48.6	23.8

During 2002, TEP expects to generate sufficient internal cash flows to fund its operating activities, construction expenditures, required debt maturities, and to pay dividends to UniSource Energy. However, TEP's cash flows may vary due to changes in wholesale revenues, changes in short-term interest rates, and other factors. If cash flows were to fall short of expectations or if monthly cash requirements temporarily exceeded available cash balances, TEP would borrow from its Revolving Credit Facility. At December 31, 2001, TEP had $100 million available under its Revolving Credit Facility.

Capital Expenditures

TEP's forecasted construction expenditures for the next five years are: $124 million in 2002, $156 million in 2003, $85 million in 2004, $82 million in 2005, and $74 million in 2006. These estimated capital expenditures for 2002-2006 break down in the following categories:

- $289 million for transmission, distribution and other facilities in the Tucson area;
- $44 million in renewable energy projects, including expansion of its solar generation portfolio;
- $118 million for production facilities; and
- $70 million for the proposed 345 kilovolt (kV) transmission line to Nogales, Arizona.

These estimated expenditures include costs for TEP to comply with current federal and state environmental regulations. All of these estimates are subject to continuing review and adjustment. Actual construction expenditures may be different from these estimates due to changes in business conditions, construction schedules, environmental requirements, and changes to our business arising from retail competition. TEP plans to fund these expenditures through internally generated cash flow.

In January 2001, TEP and Citizens Communications Company entered into a project development agreement for the joint construction of a 62-mile transmission line from Tucson to Nogales, Arizona. In January 2002, the ACC approved the location and construction of the proposed 345 kV line. Pending federal studies and approvals for the portion of the line that will pass through a national forest, construction could begin as early as the first quarter of 2003, with an expected in-service date of December 31, 2003. Construction costs are expected to be approximately $70 million. TEP has also applied to the U.S. Department of Energy for a Presidential Permit that would allow building an extension of the line across the international border with Mexico to interconnect with Mexico's utility system, providing further reliability and market opportunities in the region.

The estimated expenditures listed above do not include any amounts for the potential expansion of the Springerville Generating Station. Springerville generation expenditures are expected to be made by another UniSource Energy subsidiary. See *Investing and Financing Activities – UED*, below.

In addition to TEP's forecasted construction expenditures, TEP's other capital requirements include its required debt maturities and capital lease obligations. See *Note 7 of Notes to Consolidated Financial Statements – Long Term Debt and Capital Lease Obligations.*

Bond Issuance and Redemption

During 2001, TEP purchased and retired $0.2 million of its 8.50% First Mortgage Bond due in 2009 and made required sinking fund payments of $2 million.

During 2000, TEP repaid $47 million of its 12.22% Series First Mortgage Bonds which matured on June 1. In addition, TEP purchased and retired $2 million of its 7.50% First Collateral Trust Bonds and made required sinking fund payments of $2 million.

Investments in Springerville Lease Debt

TEP invested $2 million in 2001 and $25 million in 2000 in Springerville Unit 1 lease debt. TEP purchased these notes from Millennium in May 2001 and November 2000. Millennium previously purchased these notes in the open market in the first quarter of 2000. As of December 31, 2001, TEP's total investment in Springerville Unit 1 lease debt was $71 million. These investments bear interest at 10.21% and 10.73%, with yields ranging from 8.9% to 11.1%. See *Note 8 of Notes to Consolidated Financial Statements.*

In January 2002, TEP purchased all $96 million of the outstanding Springerville Coal Handling Facilities Lease Debt, for a purchase price of $101 million. This lease debt carries a weighted average coupon rate of 14.3%.

Investment in Springerville Lease Equity

In December 2001, TEP purchased a 13% ownership interest in the Springerville Coal Handling Facilities Leases for $13 million. In the first quarter of 2002, TEP intends to cancel that portion of the leases related to its ownership interest, as it now holds both the ownership interest and the debt.

TEP Bank Credit Agreement

TEP has a $441 million Credit Agreement with a number of banks which matures on December 30, 2002. The agreement consists of a $100 million Revolving Credit Facility and a $341 million Letter of Credit Facility. The Revolving Credit Facility is used to provide liquidity for general corporate purposes. The Letter of Credit Facility supports $329 million aggregate principal amount of tax-exempt variable rate debt. The facilities are secured by $441 million in aggregate principal amount of Second Mortgage Bonds. The Credit Agreement contains a number of restrictive covenants including restrictions on additional indebtedness, liens, sale of assets or mergers and sale-leasebacks. The Credit Agreement also contains several financial covenants including (a) a minimum Consolidated Tangible Net Worth equal to the sum of $133 million plus 40% of cumulative Consolidated Net Income since January 1, 1997, (b) a minimum Cash Coverage Ratio ranging from 1.50 in 2001 and increasing to 1.55 in 2002, and (c) a maximum Leverage Ratio ranging from 6.40 in 2001 and decreasing to 6.20 in 2002. As of December 31, 2001, TEP was in compliance with these financial covenants.

If TEP borrows under the Revolving Credit Facility, the borrowing costs would be at a variable interest rate consisting of a spread over LIBOR or an alternate base rate. The spread is based upon a pricing grid tied to the credit rating on TEP's senior secured debt. Also, TEP pays a commitment fee on the unused portion of the Revolving Credit Facility, and a fee on the Letter of Credit Facility. These fees are also dependent on TEP's credit ratings. At December 31, 2001, the commitment fee was 0.25% per year, and the letter of credit fee (excluding letter of credit fronting fees of 0.125%) was 1.125% per year. TEP had no borrowings outstanding under the Revolving Credit Facility at December 31, 2001.

TEP intends to enter into a new credit agreement prior to the maturity of its existing Credit Agreement, in a structure substantially similar to its existing facilities. We cannot, however, predict the terms and the pricing that will be available at this time. The $329 million in aggregate principal amount of tax-exempt variable rate debt that is supported by the Letter of Credit Facility has been classified as Current Maturities of Long-Term Debt on TEP's Balance Sheet for the period ended December 31, 2001 because the Letter of Credit Facility matures on December 30, 2002. When a longer term Letter of Credit Facility has been completed, the bonds will be classified as Long-Term Debt.

Tax-Exempt Local Furnishing Bonds
TEP has financed a substantial portion of utility plant assets with industrial development revenue bonds issued by the Industrial Development Authorities of Pima County and Apache County. The interest on these bonds is excluded from gross income of the bondholder for federal tax purposes. This exclusion is allowed because the facilities qualify as "facilities for the local furnishing of electric energy" as defined by the Internal Revenue Code. These bonds are sometimes referred to as "tax-exempt local furnishing bonds." To qualify for this exclusion, the facilities must be part of a system providing electric service to customers within not more than two contiguous counties. TEP provides electric service to retail customers in the City of Tucson and certain other portions of Pima County, Arizona and to Fort Huachuca in contiguous Cochise County, Arizona.

TEP has financed the following facilities, in whole or in part, with the proceeds of tax-exempt local furnishing bonds: Springerville Unit 2, Irvington Unit 4, a dedicated 345-kV transmission line from Springerville Unit 2 to TEP's retail service area (the Express Line), and a portion of TEP's local transmission and distribution system in the Tucson metropolitan area. As of December 31, 2001, TEP had approximately $580 million of tax-exempt local furnishing bonds outstanding. Approximately $325 million in principal amount of such bonds financed Springerville Unit 2 and the Express Line. In addition, approximately $72 million of remaining lease debt related to the Irvington Unit 4 lease obligation was issued as tax-exempt local furnishing bonds.

Various events might cause TEP to have to redeem or defease some or all of these bonds:

- formation of a Regional Transmission Organization (RTO) or Independent System Operator (ISO);
- transfer of generating assets to a separate subsidiary;
- asset divestiture;
- changes in tax laws; or
- changes in system operations.

TEP believes that its qualification as a local furnishing system should not be lost so long as (1) the RTO or ISO would not change the operation of the Express Line or the transmission facilities within TEP's local service area, (2) the RTO or ISO allows pricing of transmission service such that the benefits of tax-exempt financing continue to accrue to retail customers, and (3) energy produced by Springerville Unit 2 and by TEP's local generating units continues to be consumed in TEP's local service area. However, there is no assurance that such qualification can be maintained. Any redemption or defeasance of tax-exempt local furnishing bonds would likely require the issuance and sale of higher cost taxable debt securities in the same or a greater principal amount.

Mortgage Indentures
TEP's first mortgage indenture and second mortgage indenture create liens on and security interests in most of TEP's utility plant assets. Springerville Unit 2, which is owned by San Carlos Resources, Inc. (San Carlos), is not subject to these liens and security interests. TEP's mortgage indentures allow TEP to issue additional mortgage bonds on the basis of: (1) a percentage of net utility property additions and/or (2) the principal amount of retired mortgage bonds. The amount of bonds that TEP may issue is also subject to a net earnings test under each mortgage indenture.

At December 31, 2001, TEP had the ability to issue approximately $152 million of new First Mortgage Bonds on the basis of property additions. TEP also had the ability to issue about $519 million of new First Mortgage Bonds on the basis of retired First Mortgage Bonds.

TEP's Credit Agreement allows no more than $411 million of First Mortgage Bonds to be outstanding. There were $224 million of First Mortgage Bonds outstanding at December 31, 2001. Additionally, the Credit Agreement contains certain financial covenants that limit the amount of new debt obligations TEP may issue. See *TEP Bank Credit Agreement* above. Currently, TEP has no plans to issue additional First Mortgage Bonds.

If TEP issued Second Mortgage Bonds based on retired First Mortgage Bonds, the amount of retired First Mortgage Bonds available to issue new First Mortgage Bonds would be reduced by the same amount.

At December 31, 2001, TEP had the ability to issue about $726 million of new Second Mortgage Bonds on the basis of net property additions. Also, TEP had the ability to issue approximately $672 million of new Second Mortgage Bonds on the basis of retired bonds. Using an interest rate of 7.5%, the net earnings test would allow such issuance of Second Mortgage Bonds. These calculations assume that no additional First Mortgage Bonds would be issued other than to refund First Mortgage Bonds outstanding at December 31, 2001. However, issuance of these amounts would be limited by financial covenants in TEP's bank Credit Agreement.

TEP also has the ability to release property from the liens of the mortgage indentures on the basis of net property additions and/or retired bond credits. TEP is required by its current Settlement Agreement to form a wholly-owned generation subsidiary by December 31, 2002. If this process proceeds, TEP will be transferring certain property to the generation subsidiary and may release all or a portion of the property from the liens of the indentures based on the fair market values of the properties transferred.

Millennium—Unregulated Energy Businesses

During 2001 and 2000, we have taken the opportunity to realize the value from certain of the more capital-intensive investments and focus on emerging energy production and storage technologies. We expect this trend to continue in 2002 as we look to sell our interests in our remaining Nations Energy investments and continue to clarify and narrow the focus of our Energy Technology Investments.

Below we discuss our significant investments, commitments and investment proceeds from 2001 and 2000.

Investments in Energy Technologies

As of December 31, 2001, Millennium had provided the following funding under its commitments to these Energy Technology Investments:

- $19 million in debt to Global Solar, drawn on a $20 million line of credit commitment;
- $6 million in debt to fully fund a credit commitment to Infinite Power Solutions;
- $10 million in equity contributions to fully fund an equity commitment to MicroSat; and
- $3 million in equity contributions and $2 million in debt on a $4 million line of credit commitment to ITN Energy Systems.

Millennium expects to fund the remaining balance of $14 million under its current commitments to its various energy technology investments in 2002. A significant portion of the funding under these agreements will be utilized for research and development purposes, establishment of the production line, and other administrative costs. As these funds are expended for these purposes, we will recognize expense.

As of December 31, 2001, Millennium had approximately $45 million invested in these Energy Technology Investments. If we fund the $14 million as expected in 2002, our total investment will be $59 million. We may commit to provide additional funding to these investments. During 2002, we will analyze the prospects for each of these investments, determine if additional funding is needed, and whether we will provide such funding or if we will look for outside funding sources. If management determines that any of these entities are not viable, we would take the appropriate write-offs.

Nations Energy

In 2001 Nations Energy recorded an after-tax gain of $6 million from the sale of its interest in the Curacao project. Nations Energy received $5 million in cash proceeds and recorded an $8 million note receivable in connection with this transaction. In addition, $15 million in related construction deposits were returned to Nations Energy.

In 2000, Nations Energy sold its interest in a project located in the Czech Republic resulting in a $3 million pre-tax gain.

Currently we do not intend to make any material investments in new projects through Nations Energy and we continue to review options for the sale of Nations Energy's remaining investment.

Other Investments and Commitments

During 2001, Millennium provided funding to the following investments:

Millennium contributed $5 million in capital and $4 million in debt to MEG. Such funds were used to provide sufficient working capital to facilitate MEG's entry into the emission allowance and coal markets.

Millennium contributed $3 million in equity funding to Powertrusion International, Inc. (Powertrusion), in exchange for a controlling interest in Powertrusion. Maintaining control of Powertrusion will depend upon many factors, including providing an additional $2 million in contingent consideration by August 2002. Contribution of the contingent additional investment will be solely determined by Millennium.

Millennium contributed $4 million to a limited partnership that funds energy related investments. This investment brings Millennium's funding to approximately $6 million. The funding is part of a $15 million commitment made during 2000. The remaining funds are expected to be invested within two to three years. A member of the UniSource Energy Board of Directors has a minor investment in the project. An affiliate of such board member serves as the general partner.

Millennium made a $1 million investment in a venture capital fund. The fund will focus on information technology, optics and biotechnology investments primarily within the retail service territory of TEP. This funding was made as part of a $5 million commitment made during 2000. Millennium expects to fund approximately $1 million under this agreement in 2002. A member of the UniSource Energy Board of Directors owns the company that manages the fund.

Sale of NewEnergy, Inc.

During 1999, MEH sold its 50% ownership in NewEnergy to the AES Corporation (AES) for approximately $50 million. The transaction resulted in a pre-tax gain of $35 million and the receipt of two promissory notes totaling $23 million. One of the promissory notes in the principal amount of $11 million was paid during 2000 and the remaining promissory note was paid during 2001.

UED

UED is responsible as project developer for facilitating the expansion of Springerville Units 3 and 4. On October 19, 2001, UED and SRP signed a joint development agreement to share ownership and development costs of Springerville Units 3 and 4. We expect that SRP would also purchase 50% of the power generation from the facility. These purchases would be pursuant to a long-term power purchase agreement, which is in the process of being negotiated. The balance of the power generation would be sold to other regional power companies, possibly including TEP. We anticipate that power purchase agreements with other project off-takers, the engineering, procurement and construction contract, and the construction financing will be in place during the third quarter of 2002. We expect that construction will begin by the fourth quarter of 2002, with commercial operation of Unit 3 expected to occur in early 2006, followed six to twelve months later by Unit 4. We expect to provide between $30 million and $100 million in funding to UED during 2002. Our funding to UED will depend upon the timing of the financial close of the project and UED's ultimate ownership percentage of the project. Total construction costs for this project are expected to range from $900 million to $1 billion from 2002 to 2006, and total project costs, which include construction costs, various development costs and interest during construction, are expected to exceed $1.4 billion. We can make no assurances, however, about the ultimate timing, or whether we will proceed with this project.

Safe Harbor for Forward-Looking Statements

This Annual Report on Form10-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. UniSource Energy and TEP are including the following cautionary statements to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by or for UniSource Energy or TEP in this Annual Report on Form 10-K. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as "anticipates," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements, whether written or oral, and whether made by or on behalf of UniSource Energy or TEP, are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, UniSource Energy and TEP disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this report.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. We express our expectations, beliefs and projections in good faith and believe them to have a reasonable basis. However, we make no assurances that management's expectations, beliefs or projections will be achieved or accomplished. We have identified the following important factors that could cause actual results to differ materially from those discussed in our forward-looking statements. These may be in addition to other factors and matters discussed in other parts of this report:

1 Effects of restructuring initiatives in the electric industry and other energy-related industries.
2 Effects of competition in retail and wholesale energy markets.
3 Changes in economic conditions, demographic patterns and weather conditions in TEP's retail service area.
4 Supply and demand conditions in wholesale energy markets, including volatility in market prices and illiquidity in markets, which are affected by a variety of factors. These factors include the availability of generating capacity in the West, including hydroelectric resources, weather, natural gas prices, the extent of utility restructuring in various states, transmission constraints, environmental restrictions and cost of compliance, and FERC regulation of wholesale energy markets.

5 Changes affecting TEP's cost of providing electrical service including changes in fuel costs, generating unit operating performance, scheduled and unscheduled plant outages, interest rates, tax laws, environmental laws, and the general rate of inflation.
6 Changes in governmental policies and regulatory actions with respect to financings and rate structures.
7 Changes affecting the cost of competing energy alternatives, including changes in available generating technologies and changes in the cost of natural gas.
8 Changes in accounting principles or the application of such principles to UniSource Energy or TEP.
9 Market conditions and technological changes affecting UniSource Energy's unregulated businesses.

Quantitative and Qualitative Disclosures About Market Risk

See *Management's Discussion and Analysis of Financial Condition and Results of Operations, Factors Affecting Results of Operations, Market Risks.*

TEP's Utility Operating Statistics

YEARS ENDED DECEMBER 31,

	2001	2000	1999	1998	1997
Generation and Purchased Power – kWh (000)					
Remote Generation (Coal)	**10,362,211**	10,278,393	10,000,401	10,002,250	9,694,152
Local Generation (Oil, Gas and Coal)	**1,820,783**	1,667,308	1,115,277	720,515	806,819
Purchased Power	**4,052,674**	3,174,244	2,712,570	2,227,773	1,222,970
Total Generation and Purchased Power	**16,235,668**	15,119,945	13,828,248	12,950,538	11,723,941
Less Losses and Company Use	**846,287**	724,677	814,945	810,117	824,072
Total Energy Sold	**15,389,381**	14,395,268	13,013,303	12,140,421	10,899,869
Sales – kWh (000)					
Residential	**3,122,332**	3,027,963	2,736,837	2,662,598	2,608,515
Commercial	**1,573,213**	1,496,558	1,383,756	1,355,319	1,316,360
Industrial	**2,270,446**	2,262,212	2,220,900	2,139,464	2,115,332
Mining	**1,040,762**	1,140,811	1,200,214	1,230,259	1,193,094
Public Authorities	**254,130**	258,470	247,361	242,845	237,113
Total – Electric Retail Sales	**8,260,883**	8,186,014	7,789,068	7,630,485	7,470,414
Electric Wholesale Sales	**7,128,498**	6,209,254	5,224,235	4,509,936	3,429,455
Total Electric Sales	**15,389,381**	14,395,268	13,013,303	12,140,421	10,899,869
Operating Revenues (000)					
Residential	**$ 283,673**	276,720	253,352	248,821	246,251
Commercial	**164,345**	157,744	148,039	146,269	146,377
Industrial	**161,584**	162,790	160,963	157,735	158,266
Mining	**41,994**	48,484	49,399	51,965	53,231
Public Authorities	**18,521**	18,908	18,147	17,950	17,531
Total – Electric Retail Sales	**670,117**	664,646	629,900	622,740	621,656
Amortization of MSR Option Gain Regulatory Liability	**–**	–	–	–	8,105
Electric Wholesale Sales	**761,255**	359,814	171,219	143,269	97,567
Net Unrealized Loss on Forward Electric Sales and Purchases	**(1,315)**	–	–	–	–
Other Revenues	**6,308**	3,908	2,964	2,981	2,565
Total Operating Revenues	**$1,436,365**	1,028,368	804,083	768,990	729,893
Customers (End of Period)					
Residential	**318,976**	311,673	303,653	295,469	287,857
Commercial	**31,194**	30,467	29,714	28,648	28,309
Industrial	**705**	711	705	684	664
Mining	**2**	2	4	4	4
Public Authorities	**61**	61	61	61	61
Total Retail Customers	**350,938**	342,914	334,137	324,866	316,895
Average Retail Revenue per kWh Sold (cents)					
Residential	**9.1**	9.1	9.3	9.3	9.4
Commercial	**10.5**	10.5	10.7	10.8	11.1
Industrial and Mining	**6.1**	6.2	6.1	6.2	6.4
Average Retail Revenue per kWh Sold	**8.1**	8.1	8.1	8.2	8.4
Average Revenue per Residential Customer	**$ 899**	899	845	855	865
Average kWh Sales per Residential Customer	**9,897**	9,834	9,132	9,144	9,159

Selected Consolidated Financial Data

YEARS ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		2001	2000	1999	1998	1997[1]
Summary of Operations						
Operating Revenues	$	1,444,708	1,033,669	814,828	770,597	729,893
Income Tax Benefit Recognition Related to						
Prior Period NOLs – Part of Income Taxes	$	–	–	–	–	43,443
Gain on Sale of NewEnergy	$	–	–	34,651	–	–
Net Losses of Millennium Energy Businesses[2]	$	(14,455)	(12,059)	(11,276)	(11,884)	(8,182)
Income Before Extraordinary Item and Accounting Change	$	60,875	41,891	56,510	28,032	83,572
Net Income	$	61,345	41,891	79,107	28,032	83,572
Basic Earnings per Share						
Before Extraordinary Item and Accounting Change	$	1.83	1.29	1.75	0.87	2.60
Net Income	$	1.84	1.29	2.45	0.87	2.60
Diluted Earnings per Share						
Before Extraordinary Item and Accounting Change	$	1.79	1.27	1.74	0.87	2.59
Net Income	$	1.80	1.27	2.43	0.87	2.59
Shares of Common Stock Outstanding						
Average		33,399	32,445	32,321	32,177	32,138
End of Year		33,502	33,219	32,349	32,258	32,139
Year-end Book Value per Share	$	12.68	11.20	10.02	7.65	6.75
Cash Dividends Declared per Share	$	0.40	0.24	0.08	–	–
Financial Position						
Total Utility Plant – Net	$	1,677,671	1,706,290	1,729,856	1,915,590	1,935,513
Investments and Other Property	$	182,747	121,811	114,483	110,289	79,471
Total Assets	$	2,735,325	2,671,384	2,656,255	2,634,049	2,634,409
Long-Term Debt[3]	$	802,804	1,132,395	1,135,820	1,184,423	1,215,120
Non-Current Capital Lease Obligations	$	853,793	857,829	880,427	889,543	890,257
Common Stock Equity	$	424,722	372,169	324,248	246,646	216,878
Total Capitalization	$	2,081,319	2,362,393	2,340,495	2,320,612	2,322,255
Selected Cash Flow Data						
Net Cash Flows from Operating Activities	$	215,379	215,034	113,228	160,933	126,283
Capital Expenditures	$	(121,622)	(105,996)	(92,808)	(81,147)	(72,475)
Other Investing Cash Flows	$	4,775	(7,554)	(242)	(27,810)	(4,030)
Net Cash Flows from Investing Activities	$	(116,847)	(113,550)	(93,050)	(108,957)	(76,505)
Net Cash Flows from Financing Activities	$	(33,382)	(83,768)	(20,057)	(53,065)	(33,813)

1 For years prior to 1998, UniSource Energy's operations and those of TEP are the same.

2 Net Losses of Millennium Energy Businesses are before income taxes, do not include the 1999 Gain on Sale of NewEnergy, and include operating revenues, which are also included in the Operating Revenues line item in this schedule.

3 TEP's tax-exempt variable rate bonds in the amount of $329 million are backed by LOCs under TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds. The LOCs expire on December 30, 2002. If the LOCs are not extended or replaced with new LOCs with a longer term or if the bonds are not otherwise refinanced, the bonds would be redeemed. Accordingly, these IDBs were classified as short-term debt at December 31, 2001, and will be classified as long-term debt once a new LOC facility with a later expiration date is obtained.

Report of Independent Accountants

To the Board of Directors and Stockholders of UniSource Energy Corporation

In our opinion, the accompanying consolidated balance sheets and statements of capitalization and the related consolidated statements of income, of cash flows, and of changes in stockholders' equity present fairly, in all material respects, the financial position of UniSource Energy Corporation and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments as of January 1, 2001.

PricewaterhouseCoopers LLP
Los Angeles, California
February 1, 2002

Consolidated Statements of Income

YEARS ENDED DECEMBER 31, (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2001	2000	1999
Operating Revenues			
Electric Retail Sales	$ 670,117	664,646	629,900
Electric Wholesale Sales	761,255	359,814	171,219
Net Unrealized Loss on Forward Sales and Purchases	(1,347)	–	–
Other Revenues	14,683	9,209	13,709
Total Operating Revenues	1,444,708	1,033,669	814,828
Operating Expenses			
Fuel	258,761	239,939	194,205
Purchased Power	570,283	207,596	92,144
Coal Contract Amendment Fee	–	13,231	–
Capital Lease Expense	–	–	85,320
Amortization of Springerville Unit 1 Allowance	–	–	(29,098)
Other Operations and Maintenance	179,036	181,392	159,721
Depreciation and Amortization	120,346	114,038	92,740
Amortization of Transition Recovery Asset	21,609	17,008	2,241
Taxes Other Than Income Taxes	46,213	50,137	48,473
Total Operating Expenses	1,196,248	823,341	645,746
Operating Income	248,460	210,328	169,082
Other Income (Deductions)			
Interest Income	14,600	13,532	9,606
Gain on the Sale of NewEnergy	–	–	34,651
Other Income (Deductions)	3,868	(468)	(2,380)
Total Other Income (Deductions)	18,468	13,064	41,877
Interest Expense			
Long-Term Debt	61,218	66,377	66,836
Interest on Capital Leases	90,402	92,712	16,267
Interest Imputed on Losses Recorded at Present Value	820	198	29,159
Other Interest Expense	6,139	7,059	10,995
Total Interest Expense	158,579	166,346	123,257
Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change	108,349	57,046	87,702
Income Taxes	47,474	15,155	31,192
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	60,875	41,891	56,510
Extraordinary Item – Net of Tax	–	–	22,597
Cumulative Effect of Accounting Change – Net of Tax	470	–	–
Net Income	$ 61,345	41,891	79,107
Average Shares of Common Stock Outstanding (000)	33,399	32,445	32,321
Basic Earnings per Share			
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	$ 1.83	1.29	1.75
Extraordinary Item – Net of Tax	–	–	0.70
Cumulative Effect of Accounting Change – Net of Tax	$ 0.01	–	–
Net Income	$ 1.84	1.29	2.45
Diluted Earnings per Share			
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	$ 1.79	1.27	1.74
Extraordinary Item – Net of Tax	–	–	0.69
Cumulative Effect of Accounting Change – Net of Tax	$ 0.01	–	–
Net Income	$ 1.80	1.27	2.43

See *Notes to Consolidated Financial Statements.*

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31, (THOUSANDS OF DOLLARS)

	2001	2000	1999
Cash Flows from Operating Activities			
Cash Receipts from Electric Retail Sales	$ 731,379	716,955	680,141
Cash Receipts from Electric Wholesale Sales	760,258	301,281	171,628
Fuel Costs Paid	(262,283)	(213,999)	(183,093)
Purchased Power Costs Paid	(544,472)	(196,137)	(93,258)
Wages Paid, Net of Amounts Capitalized	(71,043)	(61,862)	(68,711)
Payment of Other Operations and Maintenance Costs	(127,382)	(96,722)	(96,998)
Capital Lease Interest Paid	(79,745)	(90,418)	(82,421)
Interest Paid, Net of Amounts Capitalized	(64,814)	(71,439)	(74,881)
Taxes Paid, Net of Amounts Capitalized	(105,484)	(101,263)	(97,843)
Interest Received	14,747	14,835	9,659
Income Tax Refunds Received	59	11,833	–
Income Taxes Paid	(38,951)	(3,503)	(23,593)
Transfer of Tax Settlement to Escrow Account	–	–	(22,403)
Emission Allowance Inventory Purchases	–	–	(13,666)
Other	3,110	5,473	8,667
Net Cash Flows – Operating Activities	215,379	215,034	113,228
Cash Flows from Investing Activities			
Capital Expenditures	(121,622)	(105,996)	(92,808)
Purchase of Springerville Lease Debt and Equity	(13,000)	(27,633)	(26,768)
Investments in and Loans to Equity Investees	(18,474)	(18,552)	(7,174)
Return of Nations Energy's Construction Deposits	15,574	–	–
Proceeds from the Sale of Millennium Energy Businesses	16,631	31,350	4,041
Proceeds from the Sale of Real Estate	6,580	–	–
Sale of Securities	–	–	27,516
Other	(2,536)	7,281	2,143
Net Cash Flows – Investing Activities	(116,847)	(113,550)	(93,050)
Cash Flows from Financing Activities			
Proceeds from Issuance of Long-Term Debt	–	–	1,977
Payments to Retire Long-Term Debt	(1,871)	(50,116)	(1,725)
Proceeds from Borrowings under the Revolving Credit Facility	–	25,000	–
Payments on Borrowings under the Revolving Credit Facility	–	(25,000)	–
Payments to Retire Capital Lease Obligations	(26,015)	(39,019)	(23,602)
Proceeds from the Exercise of Warrants	–	12,671	–
Common Stock Dividends Paid	(13,376)	(10,349)	–
Other	7,880	3,045	3,293
Net Cash Flows – Financing Activities	(33,382)	(83,768)	(20,057)
Net Increase in Cash and Cash Equivalents	65,150	17,716	121
Cash and Cash Equivalents, Beginning of Year	163,004	145,288	145,167
Cash and Cash Equivalents, End of Year	$ 228,154	163,004	145,288

See Note 17 for supplemental cash flow information.

See *Notes to Consolidated Financial Statements.*

Consolidated Balance Sheets

AT DECEMBER 31, (THOUSANDS OF DOLLARS)

	2001	2000
Assets		
Utility Plant		
Plant in Service	$ 2,498,046	2,389,587
Utility Plant Under Capital Leases	741,446	741,446
Construction Work in Progress	70,992	94,789
Total Utility Plant	3,310,484	3,225,822
Less Accumulated Depreciation and Amortization	(1,270,089)	(1,186,035)
Less Accumulated Depreciation of Capital Lease Assets	(362,724)	(333,497)
Total Utility Plant-Net	1,677,671	1,706,290
Investments and Other Property	182,747	121,811
Current Assets		
Cash and Cash Equivalents	228,154	163,004
Accounts Receivable	119,646	115,540
Materials and Fuel	45,052	44,399
Deferred Income Taxes-Current	11,165	17,790
Other	30,891	19,475
Total Current Assets	434,908	360,208
Regulatory and Other Assets		
Transition Recovery Asset	331,674	353,283
Income Taxes Recoverable Through Future Revenues	64,239	73,459
Other Regulatory Assets	9,072	7,690
Other Assets	35,014	48,643
Total Regulatory and Other Assets	439,999	483,075
Total Assets	$ 2,735,325	2,671,384
Capitalization and Other Liabilities		
Capitalization		
Common Stock Equity	$ 424,722	372,169
Capital Lease Obligations	853,793	857,829
Long-Term Debt	802,804	1,132,395
Total Capitalization	2,081,319	2,362,393
Current Liabilities		
Current Obligations Under Capital Leases	20,158	21,147
Current Maturities of Long-Term Debt	330,424	1,725
Accounts Payable	84,011	65,891
Interest Accrued	53,300	63,852
Taxes Accrued	25,904	26,811
Accrued Employee Expenses	13,577	14,405
Other	16,105	8,547
Total Current Liabilities	543,479	202,378
Deferred Credits and Other Liabilities		
Deferred Income Taxes-Noncurrent	43,507	51,035
Other	67,020	55,578
Total Deferred Credits and Other Liabilities	110,527	106,613
Commitments and Contingencies (Note 10)		
Total Capitalization and Other Liabilities	$ 2,735,325	2,671,384

See *Notes to Consolidated Financial Statements.*

Consolidated Statements of Capitalization

AT DECEMBER 31, (THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

	2001	2000	2001	2000
Common Stock Equity				
Common Stock – No Par Value			$ **660,123**	655,539
Shares Authorized	**75,000,000**	75,000,000		
Shares Outstanding	**33,502,007**	33,218,503		
Accumulated Deficit			**(235,401)**	(283,370)
Accumulated Other Comprehensive Income			–	–
Total Common Stock Equity			**424,722**	372,169
Preferred Stock				
No Par Value, 1,000,000 Shares Authorized, None Outstanding			–	–
Capital Lease Obligations				
Springerville Unit 1			**492,838**	476,409
Springerville Coal Handling Facilities			**156,427**	159,944
Springerville Common Facilities			**131,744**	141,097
Irvington Unit 4			**90,831**	99,241
Other Leases			**2,111**	2,285
Total Capital Lease Obligations			**873,951**	878,976
Less Current Maturities			**(20,158)**	(21,147)
Total Long-Term Capital Lease Obligations			**853,793**	857,829

Long-Term Debt

ISSUE	MATURITY	INTEREST RATE	2001	2000
First Mortgage Bonds				
Corporate	2009	8.50%	**27,754**	27,900
Industrial Development Revenue Bonds (IDBs)	2006-2008	6.10% to 7.50%	**58,325**	60,050
First Collateral Trust Bonds	2008	7.50%	**138,300**	138,300
Second Mortgage IDBs*	2018-2022	Variable**	**328,600**	328,600
Unsecured IDBs	2020-2033	5.85% to 7.13%	**579,270**	579,270
Other Long-Term Debt			**979**	–
Total Stated Principal Amount			**1,133,228**	1,134,120
Less Current Maturities*			**(330,424)**	(1,725)
Total Long-Term Debt			**802,804**	1,132,395
Total Capitalization			**$ 2,081,319**	2,362,393

* Second Mortgage IDBs are backed by LOCs under TEP's Credit Agreement. TEP's obligations under the Credit Agreement are collateralized with Second Mortgage Bonds. The LOCs expire on December 30, 2002. If the LOCs are not extended or replaced with new LOCs with a longer term or if the bonds are not otherwise refinanced, the bonds would be redeemed. Accordingly, these IDBs were classified as short-term debt at December 31, 2001, and will be classified as long-term debt once a new LOC facility with a later expiration date is obtained.

** Weighted average interest rates on variable rate tax-exempt debt (IDBs) ranged from 1.40% to 5.02% during 2001 and 2000, and the average interest rate on such debt was 2.67% in 2001 and 4.17% in 2000.

UniSource Energy also has stock options outstanding. See Note 13.

See *Notes to Consolidated Financial Statements.*

Consolidated Statements of Changes in Stockholders' Equity

THOUSANDS OF DOLLARS

	COMMON STOCK	ACCUMULATED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY
Balances at December 31, 1998	$ 640,640	(393,994)	–	246,646
1999 Net Income	–	79,107	–	79,107
Dividends Declared	–	(2,588)	–	(2,588)
107,567 Shares Issued under Stock Compensation and Purchase Plans	1,277	–	–	1,277
16,439 Net Shares Purchased by Deferred Compensation Trust Less Distributions	(194)	–	–	(194)
Balances at December 31, 1999	641,723	(317,475)	–	324,248
2000 Net Income	–	41,891	–	41,891
Dividends Declared	–	(7,786)	–	(7,786)
75,466 Shares Issued under Stock Compensation and Purchase Plans	1,123	–	–	1,123
5,594 Net Shares Purchased by Deferred Compensation Trust Less Distributions	(75)	–	–	(75)
799,540 Shares Issued for Warrants and Stock Options	12,768	–	–	12,768
Balances at December 31, 2000	655,539	(283,370)	–	372,169
Comprehensive Income (Loss):				
2001 Net Income	–	61,345	–	61,345
Cumulative Effect of Accounting Change (net of $9,179 income tax benefit)	–	–	(13,827)	(13,827)
Reversal of Unrealized Loss on Cash Flow Hedges included in Cumulative Effect of Accounting Change (net of $9,179 income tax expense)	–	–	13,827	13,827
Unrealized Loss on Cash Flow Hedges (net of $5,537 income tax benefit)	–	–	(8,340)	(8,340)
Reversal of Unrealized Loss on Cash Flow Hedges (net of $5,537 income tax expense)	–	–	8,340	8,340
Total Comprehensive Income				61,345
Dividends Declared	–	(13,376)	–	(13,376)
112,856 Shares Issued under Stock Compensation and Purchase Plans	2,210	–	–	2,210
7,129 Net Shares Purchased by Deferred Compensation Trust Less Distributions	(215)	–	–	(215)
177,777 Shares Issued for Stock Options	2,589	–	–	2,589
Balances at December 31, 2001	$ 660,123	(235,401)	–	424,722

We describe limitations on our ability to pay dividends in Note 9.

See *Notes to Consolidated Financial Statements.*

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

NATURE OF OPERATIONS

UniSource Energy Corporation (UniSource Energy) is an exempt holding company under the Public Utility Holding Company Act of 1935. UniSource Energy has no significant operations of its own, but holds the stock of Tucson Electric Power Company (TEP), Millennium Energy Holdings, Inc. (Millennium) and UniSource Energy Development Company (UED). TEP, a regulated public utility incorporated in Arizona since 1963, is UniSource Energy's largest operating subsidiary and represents substantially all of UniSource Energy's assets. Millennium holds the energy-related businesses described in Note 4 and UED's services are described in Note 5.

TEP generates, transmits and distributes electricity. TEP serves retail customers in a 1,155 square mile area in Southern Arizona. TEP also sells electricity to other utilities and power marketing entities primarily located in the Western United States. Approximately 60% of TEP's work force is subject to a collective bargaining unit. The collective bargaining agreement in place at December 31, 2001 terminates on January 6, 2003.

BASIS OF PRESENTATION

On January 1, 1998, TEP and UniSource Energy exchanged all the outstanding common stock of TEP on a share-for-share basis for the common stock of UniSource Energy. Following the share exchange, in January 1998 TEP transferred the stock of Millennium to UniSource Energy for a $95 million ten-year promissory note. Approximately $25 million of this note represents a gain to TEP. TEP has not recorded this gain. Instead, this gain will be reflected as an increase in TEP's common stock equity when UniSource Energy pays the principal portion of the note in 2008. In accordance with the Arizona Corporation Commission (ACC) order authorizing the formation of the holding company, the note bears interest at 9.78% payable every two years beginning January 1, 2000. UniSource Energy paid TEP $9 million in each of 2001 and 2000 and $19 million in 1999 for the interest owed under this note.

UniSource Energy and TEP use the following two methods to report investments in their subsidiaries or other companies:

- **Consolidation:** When we own a majority of the voting stock of a subsidiary, we combine the accounts of the subsidiary with our accounts and eliminate intercompany balances and transactions.
- **The Equity Method:** We use the equity method to report corporate joint ventures, partnerships, and affiliated companies when we hold a 20% to 50% voting interest or we have the ability to exercise significant influence over the operating and financial policies of the investee company. Under the equity method, we report:
  - Our interest in the equity of an entity as an investment on our balance sheet; and
  - Our percentage share of the net income (loss) from the entity as Other Income in our income statements. For investments where we provide all of the financing, we recognize 100% of the losses.

USE OF ACCOUNTING ESTIMATES

Management makes estimates and assumptions when preparing financial statements under Generally Accepted Accounting Principles (GAAP). These estimates and assumptions affect:

- A portion of the reported amounts of assets and liabilities at the dates of the financial statements;
- Our disclosures regarding contingent assets and liabilities at the dates of the financial statements; and
- A portion of the reported revenues and expenses during the financial statement reporting periods.

Because these estimates involve judgments, the actual amounts may differ from the estimates.

REGULATION

The ACC and the Federal Energy Regulatory Commission (FERC) regulate portions of TEP's utility accounting practices and electricity rates. The ACC has authority over certain rates charged to retail customers, the issuance of securities, and transactions with affiliated parties. The FERC regulates TEP's rates for wholesale power sales and transmission services. TEP generally uses the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation* (FAS 71), require special accounting treatment for regulated companies to show the effect of regulation. These effects are described in Note 2.

TEP UTILITY PLANT

We report TEP's utility plant on our balance sheets at its original cost. Utility plant includes:

- Material and labor,
- Contractor costs,
- Construction overhead costs (where applicable), and
- An Allowance for Funds Used During Construction (AFUDC) or capitalized interest.

AFUDC reflects the cost of financing construction projects with borrowed funds and equity funds. The component of AFUDC attributable to borrowed funds is included as a reduction of Other Interest Expense on the income statement. The equity component is included in Other Income. In 2001, 2000 and 1999, we imputed the cost of capital on construction expenditures at an average of 8.46%, 7.64% and 7.04%, respectively, to reflect the cost of using borrowed and equity funds to finance construction.

On November 1, 1999, after we stopped applying FAS 71 to our generation operations, we began applying Statement of Financial Accounting Standard No. 34, *Capitalization of Interest Cost.* This statement replaces the previous AFUDC calculation for generation-related construction projects and provides guidance on calculating the costs during construction of debt funds used to finance these projects. The capitalized interest on our generation-related construction projects is included as a reduction of Other Interest Expense on the income statement. The average capitalized interest rate applied to generation-related construction expenditures was 4.93% and 5.58% in 2001 and 2000, respectively.

Depreciation

We compute depreciation for owned utility plant on a straight-line basis at rates based on the economic lives of the assets. These rates are approved by the ACC and averaged 3.88%, 3.85% and 3.68% in 2001, 2000 and 1999, respectively. The economic lives for generation plant are based on remaining lives. The economic lives for transmission plant, distribution plant, general plant and intangible plant are based on average lives. The rates also reflect estimated removal costs, net of estimated salvage value. The costs of planned major maintenance activities are accounted for as the costs are actually incurred and are not accrued in advance of the planned maintenance. Planned major maintenance activities include the scheduled overhauls at our generation plants. Minor replacements and repairs are expensed as incurred. Retirements of utility plant, together with removal costs less salvage, are charged to accumulated depreciation.

MILLENNIUM AND UED PROPERTIES AND EQUIPMENT

Millennium and UED's properties and equipment are included, net of accumulated depreciation, in UniSource Energy's balance sheets in the Investments and Other Property line item. Properties and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance, repairs and minor renewals are charged to expense as incurred, while major renewals and betterments are capitalized.

Interest is capitalized in connection with the construction of major equipment at Global Solar Energy, Inc. (Global Solar). The capitalized interest is recorded as part of the asset to which it relates and is depreciated over the asset's estimated useful life.

UED capitalizes project development costs because it is probable that the project will be completed and we expect to recover the costs of the project. These costs include dedicated employee salaries, professional services and other third party costs. Capitalized project costs would be immediately charged to expense if we determine that the project is impaired.

TEP UTILITY PLANT UNDER CAPITAL LEASES

TEP financed the following generation assets with leases:

- Springerville Common Facilities,
- Springerville Unit 1,
- Springerville Coal Handling Facilities, and
- Irvington Unit 4.

Under GAAP, these leases qualify as capital leases. However, for ACC rate-making purposes, these leases have been treated as operating leases with recovery as if rent payments were made in equal amounts annually during the lease term. We recorded capital lease expense (interest and depreciation) on a basis which reflected the rate-making treatment for periods prior to November 1, 1999, the date our generation operations became deregulated. We deferred the differences between GAAP capital lease accounting used by unregulated companies and the ACC rate-making method used by us prior to November 1, 1999. See *Income Statement Impact of Applying FAS 71* in Note 2. We describe the lease terms in *Capital Lease Obligations* in Note 7.

The following table shows the amount of lease expense incurred for TEP's generation-related capital leases:

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000	1999
Lease Expense:			
Interest	$ 90	93	94
Depreciation	29	29	22
Total Lease Expense	$ 119	122	116
Lease Expense Included In:			
Operating Expenses – Fuel	$ 4	4	10
Operating Expenses – Capital Lease Expense	–	–	85
Operating Expenses – Depreciation and Amortization	25	25	5
Interest Expense on Capital Leases	90	93	16
Total Lease Expense	$ 119	122	116

LONG-TERM DEBT

We defer all costs related to the issuance of long-term debt. These costs include underwriters' commissions, discounts or premiums, and other costs such as legal, accounting and regulatory fees and printing costs. We amortize these costs over the life of the debt.

Prior to November 1, 1999, gains and losses on debt that we retired before maturity were amortized over the remaining original life of the debt to interest expense. Effective November 1, 1999, we recognize gains and losses on reacquired debt associated with the generation portion of TEP's operations as incurred. We reclassified any remaining generation-related unamortized gains and losses on reacquired debt at November 1, 1999, which had been included in Other Regulatory Assets in our balance sheets, to the Transition Recovery Asset. See Note 2. We continue to defer and amortize the gains and losses on reacquired debt associated with TEP's regulated operations to interest income or expense over the remaining life of the original debt.

ELECTRIC UTILITY OPERATING REVENUES

We record electric utility operating revenues when we deliver electricity to customers. Operating revenues include unbilled revenues which are earned (service has been provided) but not billed by the end of an accounting period. We record an expense and reduce accounts receivable by an Allowance for Doubtful Accounts for revenue amounts that we estimate will become uncollectible. The Allowance for Doubtful Accounts was $9 million and $10 million at December 31, 2001 and 2000, respectively. See Note 11 for further discussion of TEP's wholesale accounts receivable and allowances.

REVENUE FROM LONG-TERM RESEARCH AND DEVELOPMENT CONTRACTS

UniSource Energy's income statements have included Global Solar's long-term contract revenue in Other Operating Revenues since Global Solar was consolidated on June 1, 2000. Global Solar recognized long-term contract revenue of $2 million in 2001, $4 million in 2000 and $4 million in 1999. Global Solar recognized total annual research and development expense of $7 million in 2001 and 2000 and $5 million in 1999. These expenses include both costs associated with revenue producing contracts and internal development costs. Global Solar derives much of its revenue from funding received under research and development contracts with various U.S. governmental agencies. Revenues on these contracts are recognized as follows:

- **Cost Reimbursement Contracts:** Revenue is recognized as costs are incurred;
- **Cost Plus Fixed Fee Contracts:** Revenues are recognized using the percentage of completion method of accounting by relating contract costs incurred to date to total contract costs; and
- **Fixed Fee Contracts:** Revenues are recognized when applicable milestones are met.

Contract costs include direct material, direct labor and overhead costs.

FUEL COSTS

Fuel inventory, primarily coal, is recorded at weighted average cost. TEP uses full absorption costing. Under full absorption costing, all costs incurred in the production process are included in the cost of the inventory. Examples of these costs are direct material, direct labor and overhead costs.

INCOME TAXES

We are required by GAAP to report some of our assets and liabilities differently for our financial statements than we do for income tax purposes. The tax effects of differences in these items are reported as deferred income tax assets or liabilities in our balance sheets. We measure these assets and liabilities using income tax rates that are currently in effect.

We allocate income taxes to the subsidiaries based on their taxable income and deductions used in the consolidated tax return.

EMISSION ALLOWANCES

Emission Allowances are issued by the Environmental Protection Agency (EPA) and each permits emission of one ton of sulfur dioxide (SO_2). These allowances can be bought or sold. Prior to November 1, 1999, based on expected future regulatory treatment, TEP recorded Emission Allowance purchases in a noncurrent inventory account included in Investments and Other Property on the balance sheets. Emission Allowance inventory was recorded at weighted average cost. Gains on sales of Emission Allowances were deferred as an Emission Allowance Gain Regulatory Liability in the balance sheets. At November 1, 1999, the Emission Allowance inventory account and the Emission Allowance Gain Regulatory Liability were written off and the result was included in Extraordinary Income in the income statements. See Note 2. Subsequent to November 1, 1999, TEP's Emission Allowances have a zero book value. In 2001 and 2000, we utilized a portion of TEP's Emission Allowances to comply with environmental regulations. See Note 10.

NEW ACCOUNTING STANDARDS

During 2001, the Financial Accounting Standards Board (FASB) issued the following Statements of Financial Accounting Standards (FAS):

- FAS 141, *Business Combinations*, which addresses the accounting and reporting for business combinations. FAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using one method, the purchase method. The adoption of FAS 141 did not have a significant impact on our financial statements.
- FAS 142, *Goodwill and Other Intangible Assets*, which addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. FAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. We are required to comply with FAS 142 beginning January 1, 2002. The adoption of FAS 142 did not have a significant impact on our financial statements.
- FAS 143, *Accounting for Asset Retirement Obligations*, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity should capitalize a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon

settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We are required to comply with FAS 143 beginning January 1, 2003. We are currently in the process of evaluating the impact of FAS 143 on our financial statements.

- FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which provides guidance on the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. FAS 144 supersedes the current authoritative literature for the impairment of long-lived assets and for the disposal of a segment of a business. We are required to comply with FAS 144 beginning January 1, 2002. The adoption of FAS 144 did not have a significant impact on our financial statements.

RECLASSIFICATIONS

We consolidated Income Taxes into a single line item, which is presented below Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change. Income Taxes were previously included in Operating Expenses and Other Income (Deductions). We have reclassified prior year income statements to conform to this presentation. We have made other reclassifications to the prior year financial statements for comparative purposes. These reclassifications had no effect on net income.

Note 2. Regulatory Matters

TEP generally uses the same accounting policies and practices used by unregulated companies for financial reporting under GAAP. However, sometimes these principles, such as FAS 71, require special accounting treatment for regulated companies to show the effect of regulation. For example, in setting TEP's retail rates, the ACC may not allow TEP to currently charge its customers to recover certain expenses, but instead requires that these expenses be charged to customers in the future. In this situation, FAS 71 requires that TEP defer these items and show them as regulatory assets on the balance sheet until TEP is allowed to charge its customers. TEP then amortizes these items as expense to the income statement as those charges are recovered from customers. Similarly, certain revenue items may be deferred as regulatory liabilities, which are also eventually amortized to the income statement as rates to customers are reduced.

The conditions a regulated company must satisfy to apply the accounting policies and practices of FAS 71 include:

- an independent regulator sets rates;
- the regulator sets the rates to recover specific costs of delivering service; and
- the service territory lacks competitive pressures to reduce rates below the rates set by the regulator.

TEP applied FAS 71 to the generation, transmission and distribution portions of its business prior to the November 1999 ACC approval of the Settlement Agreement (see below). Included in the regulatory assets and liabilities at December 31, 1998 was the Springerville Unit 1 Allowance for $171 million. This allowance represented the portion of Springerville Unit 1 non-fuel expenses that the ACC did not allow TEP to recover through retail rates. The allowance, a contra-asset account, increased by interest expense which was shown as Interest Imputed on Losses Recorded at Present Value in the Interest Expense section in the income statements and decreased by the Amortization of Springerville Unit 1 Allowance, which was a contra-expense included in Operating Expenses.

At November 1, 1999, the unamortized balance of the Springerville Unit 1 Allowance reduced the Springerville Unit 1 capital lease asset amount. This offset reduced the amount of post-FAS 71 Springerville Unit 1 lease depreciation expense that will be recognized in the income statements and eliminated any further interest and amortization expense related to the Springerville Unit 1 Allowance.

NOVEMBER 1999 ACC APPROVAL OF SETTLEMENT AGREEMENT

The Settlement Agreement

In November 1999, the ACC approved a Settlement Agreement between TEP and certain customer groups relating to recovery of TEP's transition costs and standard retail rates. The major provisions of the Settlement Agreement, as approved, were:

- **Consumer Choice:** Consumer choice for energy supply began in January 2000 and by January 1, 2001 consumer choice was available to all customers.
- **Rate Freeze:** In accordance with the Rate Settlement approved by the ACC in 1998, TEP decreased rates to retail customers by 1.1% on July 1, 1998, 1% on July 1, 1999 and 1% on July 1, 2000. These reductions applied to all retail customers except for certain customers that have negotiated non-standard rates. The Settlement Agreement provides that, after these reductions, TEP's retail rates will be frozen until December 31, 2008, except under certain circumstances. TEP expects to recover the costs of transmission and distribution under regulated unbundled rates both during and after the rate freeze.
- **Recovery of Transition Costs:** TEP's frozen rates include Fixed and Floating Competition Transition Charge (CTC) components designated for the recovery of transition costs, including generation-related regulatory assets and a portion of TEP's generation plant assets. Retail rates will decrease by the Fixed CTC amount after TEP has recovered $450 million or on December 31, 2008, whichever occurs first. The Floating CTC equals the amount of the frozen retail rate less

the price of retail electric service. The price of retail electric service includes TEP's transmission and distribution charge and a market energy component based on a market index for electric energy. Because TEP's total retail rate will be frozen, the Floating CTC is expected to allow TEP to recoup the balance of transition recovery assets not otherwise recovered through the Fixed CTC. The Floating CTC will end no later than December 31, 2008.

- **General Rate Case:** TEP will be required to file by June 1, 2004 a a general rate case including an updated cost-of-service study. Any rate change resulting from this rate case would be effective no sooner than June 1, 2005 and would not result in a net rate increase.

The Settlement Agreement requires TEP to transfer its generation and other competitive assets to a wholly-owned subsidiary by December 31, 2002. Also under the Settlement Agreement, TEP, as a utility distribution company (UDC), would acquire energy in the wholesale market for its retail customer energy requirements. The Settlement Agreement also requires that by December 31, 2002 the UDC must acquire at least 50% of its requirements through a competitive bidding process, while the remainder may be purchased under contracts with TEP's generation subsidiary or other energy suppliers. The amounts the UDC acquires through competitive bids may be purchased under bilateral contracts or spot market purchases with third parties, or potentially with TEP's generation subsidiary. Under the ACC's electric competition rules, TEP will be required to provide energy to any distribution customer who does not choose another energy service provider. TEP's generation subsidiary will sell energy into the wholesale market. On January 28, 2002, we filed with the ACC a request for an extension to meet the requirements of the Settlement Agreement until the latter of December 31, 2003 or six months after the ACC has issued a final order in the current docket pertaining to electric restructuring issues.

Extraordinary Item

Effective November 1, 1999, we stopped applying FAS 71 to our generation operations and we recognized $23 million in extraordinary income, net of tax, primarily as a result of recognition of deferred investment tax credits. In accordance with previous actions of the ACC, TEP had deferred recognition of the benefit of approximately $31 million in investment tax credits. These benefits were recognized as part of the discontinuation of FAS 71 as we no longer had a regulatory deferral requirement. This gain was partially offset by approximately $14 million in generation-related costs for which TEP did not receive regulatory recovery as part of its Transition Recovery Asset. These costs included approximately $11 million of generation-related property taxes and approximately $3 million of net deferred losses related to the sale of Emission Allowances. We recorded a net tax benefit of $6 million related to the write-off of these costs.

Income Statement Changes Resulting from Deregulation of Generation Operations

As a result of the deregulation of our generation operations, many costs in the UniSource Energy and TEP income statements are reflected in different line items in 2001 and 2000 than they were in 1999. The primary differences are:

- In 2001 and 2000, amortization of our capital lease assets and interest related to Capital Leases are reflected in Depreciation and Amortization and Interest on Capital Leases, respectively. Through October 1999, these expenses were included as Capital Lease Expense.
- Amortization of Springerville Unit 1 Allowance and the related Interest Imputed on Losses Recorded at Present Value are no longer presented in 2001 and 2000. In November 1999, the unamortized balance of the Springerville Unit 1 Allowance reduced the Springerville Unit 1 capital lease amount.
- Amortization of Transition Recovery Asset appears as an expense beginning in November 1999.
- Amortization of Investment Tax Credit (ITC) no longer contributes to Income Tax Expense in 2001 and 2000. All ITC was recognized in November 1999.

Transition Recovery Asset

The Transition Recovery Asset consists of generation-related regulatory assets and a portion of TEP's generation plant asset costs. The Total Transition Costs Being Recovered through the Fixed CTC were amortized as follows:

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000
Amortization of Transition Costs Being Recovered Through the Fixed CTC		
Transition Costs Being Recovered Through Fixed CTC, beginning of year	$ 419	448
Amortization of Transition Recovery Asset recorded on the income statement	(21)	(17)
Generation-Related Plant Asset Amortization	(3)	(3)
Excess Capacity Deferral Amortization (off balance sheet)	(9)	(9)
Remaining Transition Recovery Asset to be Recovered Through the Fixed CTC, end of year	$ 386	419
Transition Recovery Asset Recorded on the balance sheet, beginning of year	$ 353	370
Amortization of Transition Recovery Asset recorded on the income statement	(21)	(17)
Remaining Transition Recovery Asset on the balance sheet, end of year	$ 332	353

The Generation-Related Plant Assets are included in Plant in Service on the balance sheet. The unamortized balance of such generation-related costs totaled $36 million at December 31, 2001. The Excess Capacity Deferrals are not reflected on our balance sheet and relate to operating and capital costs associated with Springerville Unit 2 capacity which were previously expensed when incurred. Prior to discontinuation of application of FAS 71, these costs were amortized as an off-balance sheet regulatory asset. The unamortized balance of the off-balance sheet excess capacity deferral totaled $18 million at December 31, 2001.

The remaining Transition Recovery Asset balance will be amortized as costs are recovered through rates until TEP has recovered $450 million of transition costs or until December 31, 2008, whichever comes first.

REGULATORY ASSETS AT DECEMBER 31, 2001 AND 2000

The balances of regulatory assets at December 31, 2001 and 2000 are noted in the table below. There are no remaining regulatory liabilities recorded on the balance sheets at December 31, 2001 and 2000. All of the remaining regulatory assets relate to TEP's distribution and transmission business.

MILLIONS OF DOLLARS DECEMBER 31	2001	2000
Regulatory Assets		
Transition Recovery Asset	**$ 332**	353
Income Taxes Recoverable		
Through Future Revenues	**64**	73
Other Regulatory Assets	**9**	8
Total Regulatory Assets	**$ 405**	434

INCOME STATEMENT IMPACT OF APPLYING FAS 71

The amortization of the regulatory assets discussed in the previous sections of this note have had the following effect on our income statements:

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)	2001	2000	1999
Operating Expenses			
Fuel	**$ –**	–	4
Amortization of Springerville Unit 1 Allowance	**–**	–	(29)
Depreciation and Amortization	**–**	–	5
Amortization of Transition Recovery Asset	**21**	17	2
Interest Expense			
Long-Term Debt	**1**	2	3
Interest Imputed on Losses Recorded at Present Value	**–**	–	29
Income Taxes	**5**	5	7

If TEP had not applied FAS 71 in these years, the above amounts would have been reflected in the income statements in prior periods. The above table does not include capital lease expense. Capital lease expense would have been recognized at different annual amounts if TEP had not applied FAS 71 although the total would be the same over the life of the leases. Lease expense included on our income statements amounted to $116 million in 1999. If we had not applied FAS 71, the Springerville Unit 1 Allowance would have been offset against the Springerville Unit 1 capital lease asset and the depreciation would have been calculated on a straight-line method. Our lease expense would have been $124 million in 1999 if we had not applied FAS 71.

The reclassification of our generation-related regulatory assets to the Transition Recovery Asset shortened the amortization period for these assets to nine years.

FUTURE IMPLICATIONS OF CEASING TO APPLY FAS 71 TO OUR REGULATED BUSINESS

We continue to apply FAS 71 for the distribution and transmission portions of TEP's business, our regulated operations. We periodically assess whether we can continue to apply FAS 71. If we stopped applying FAS 71 to TEP's remaining regulated operations, we would write off the related balances of TEP's regulatory assets as a charge in our income statement. Based on the balances of TEP's regulatory assets at December 31, 2001, if we had stopped applying FAS 71 to TEP's remaining regulated operations, we would have recorded an extraordinary loss, after-tax, of approximately $245 million. While regulatory orders and market conditions may affect our cash flows, our cash flows would not be affected if we stopped applying FAS 71 unless a regulatory order limited our ability to recover the cost of that regulatory asset.

RECENT DEVELOPMENTS IN THE ARIZONA REGULATORY ENVIRONMENT

In February 2002, the ACC consolidated several pending matters related to retail electric competition in order to make a comprehensive reexamination of the Rules.

In a letter dated January 14, 2002, ACC Chairman William A. Mundell suggested the following possible outcomes to the proceedings:

- Implementation of the Rules according to the existing schedule,
- Delayed implementation of the Rules to provide an opportunity to consider the extent to which Rule modification and variance is in the public interest, including changing the direction to retail electric competition, or
- Step back from electric restructuring until the Commission is convinced that there exists a viable competitive wholesale electric market to support retail electric competition in Arizona.

To begin the proceedings, the ACC sent a list of questions related to retail competition to Arizona electric utilities, requesting responses by February 25, 2002. The Chairman further stated that an Open Meeting, with opportunity for public comment, may be set. We are uncertain what the outcome of this proceeding will be.

Note 3. Accounting for Derivative Instruments and Hedging Activities

In 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (FAS 133), *Accounting for Derivative Instruments and Hedging Activities*. A derivative financial instrument or other contract derives its value from another investment or designated benchmark.

There are two types of gains and losses related to contracts:

- An *unrealized gain or loss* is the difference between the market price of the commodity at any time before the contract is settled and the specified contract price. The market prices used to determine fair value for forward contracts are estimated based on various factors including broker quotes, exchange prices, over the counter prices and time value.
- A *realized gain or loss* is the difference between the specified contract price and the actual cost of the commodity that was purchased or sold at the settlement date.

FAS 133 requires us to recognize derivative instruments on the balance sheet as either assets or liabilities measured at fair value and to record the related unrealized gains and losses throughout the contract period until settlement. Because of the complexity of derivatives, the FASB established a Derivatives Implementation Group (DIG). During 2001, the DIG issued new guidance which changed the contracts that qualified as derivatives under FAS 133.

INITIAL ADOPTION

When we adopted FAS 133 on January 1, 2001, we examined all of our contracts and determined that some of the forward contracts that we used to buy and sell wholesale power were considered to be derivatives based on the accounting guidance at that time.

TEP has the following types of wholesale energy activity:

1 Sales of firm capacity and energy under *long-term contracts* for periods of more than one year.
2 Under *forward contracts*, TEP commits to purchase or sell a specified amount of capacity or energy at a specified price over a given period of time, typically for one month, three months or one year, within established limits to take advantage of favorable market opportunities.
3 *Short-term* economy energy sales in the daily or hourly markets at fluctuating spot market prices and other non-firm energy sales.
4 Sales of *transmission service*.

Based on our interpretation of FAS 133 and other guidance we classified our contracts as follows:

CONTRACT TYPE	NORMAL PURCHASES AND SALES	CASH FLOW HEDGE	TRADING ACTIVITY
Coal purchase contracts, supplies and equipment purchase contracts, debt agreements and all other non-wholesale energy contracts	o		
Wholesale Energy Contracts			
Long-Term Contracts	o		
Forward Contracts			
Off-peak	o		
On-peak* forward purchase contracts to meet our retail and firm commitments		o	
On-peak* forward sales contracts of our excess system capacity		o	
All other forward contracts			o
Short-Term Sales	o		
Transmission Sales	o		

* On-peak purchases and sales occur daily from 6 a.m. until 10 p.m., Monday through Saturday.

The accounting treatment for the various classifications are as follows:

- **Normal Purchases and Sales:** The contracts that qualify as normal purchases and sales are excluded from the requirements of FAS 133. The realized gains and losses on these contracts are reflected in the income statement at the contract settlement date.
- **Cash Flow Hedge:** The unrealized gains and losses related to these forward contracts are included in Other Comprehensive Income, a component of stockholders' equity. As the forward contracts are settled, the realized gains and losses are recorded on the income statement as a component of operating revenues and the unrealized gains and losses are reversed from Other Comprehensive Income.
- **Trading Activity:** The unrealized gains and losses related to these forward contracts are reflected in the income statement as a component of operating revenues. As the forward contracts are settled, the realized gains or losses are recorded and the unrealized gains and losses are reversed.

We recorded the cumulative effects of adopting FAS 133 as of January 1, 2001, as follows. The financial statements for periods prior to 2001 do not reflect the requirements of FAS 133, as we recorded realized gains and losses at the contract settlement date.

- **Income Statement:** after-tax unrealized gain of $470,000.
- **Balance Sheet:**
  - Other Comprehensive Income, a component of stockholders' equity: after-tax unrealized loss of $14 million, and
  - Forward Sale and Purchase Contracts Liability of $22 million.

New Activity During 2001

In May 2001, we entered into two swap agreements to hedge our risk of fluctuations in the market price of gas related to approximately a third of our anticipated gas purchases from June through October 2001. These swaps were considered derivatives and were designated as cash flow hedges.

Beginning November 2001, Millennium Environmental Group, Inc. (MEG), a wholly-owned subsidiary of Millennium, began operations and entered into swap agreements and forward contracts relating to SO_2 Emission Allowances. These activities are considered to be trading activities. In 2001, we recorded a pre-tax unrealized loss of less than $0.1 million related to MEG activities.

New Accounting Guidance During 2001:

In June 2001, the DIG issued guidance which provided that certain forward power purchase or sales agreements, including capacity contracts, could be excluded from the requirements of FAS 133. We implemented this new guidance, on a prospective basis, beginning July 1, 2001. As a result, we determined the cash flow hedge items (certain forward contracts but not the gas swap agreements) could be excluded from the FAS 133 requirements. We did not reverse the unrealized gains (losses) related to the cash flow hedges in June. Instead, because all the contracts were settled by December 31, 2001, as the contracts settled we:

- reversed the unrealized gain (loss) included in Other Comprehensive Income; and
- recorded the realized gain (loss) in the income statement.

On December 19, 2001, the FASB approved revisions to clarify the qualifying criteria outlined in FAS 133 Implementation Issue No. C15 (Issue C15), *Scope Exceptions: Normal Purchases and Normal Sales Exception for Option-Type Contracts and Forward Contracts in Electricity.* The revised guidance will go into effect on April 1, 2002, on a prospective basis. We are currently in the process of evaluating the impact, if any, of the revisions to Issue C15 on our financial statements.

To date, the DIG has issued more than 100 interpretations to provide guidance in applying FAS 133. As the DIG or the FASB continues to issue interpretations, we may change the conclusions that we have reached and, as a result, the accounting treatment and financial statement impact could change in the future.

Note 4. Millennium Energy Businesses

See Note 5 for selected financial data of Millennium.

ENERGY TECHNOLOGY INVESTMENTS

Millennium owns 67% of the following entities and their financial statements are consolidated into the Millennium and UniSource Energy financial statements. A privately held company owns the remaining 33%.

- **Global Solar** is a developer and manufacturer of flexible thin-film photovoltaic cells. Global Solar began limited production of photovoltaic cells in 1999. Target markets for its products include military, space and commercial applications.

Prior to June 1, 2000, Millennium owned 50% of Global Solar and reported Global Solar's results of operations using the equity method. By the end of 1999, all of the other owner's equity contributions had been written down to zero for financial reporting purposes. As a result, minority interest is not reflected in the financial statements and Millennium records 100% of Global Solar's losses for accounting purposes. When Global Solar generates net income, Millennium will recognize 100% of net income to the extent Millennium's recognized losses are greater than Millennium's ownership percentage of such losses.

- **Infinite Power Solutions, Inc.** is a developer of thin-film batteries and was established in 2000. The other owner contributed certain assets and proprietary and intellectual property relating to thin-film battery technology.

In 2001 and 2000, Millennium provided $0.2 million and $15 million, respectively, in equity funding to these entities. In 2001, 2000 and 1999, Millennium provided net debt funding to these entities of approximately $20 million, $2 million and $4 million, respectively.

During 2001, Millennium and a privately held company formed and began to provide funding to MicroSat Systems, Inc. and ITN Energy Systems, Inc. Even though Millennium applies the equity method of accounting (see *Basis of Presentation* in Note 1) to these entities, as the sole provider of funds, Millennium recognizes 100% of their losses.

- **MicroSat Systems, Inc.** (MicroSat) is a space systems company formed to develop and commercialize small-scale satellites. Millennium currently owns 49% and provided $10 million in equity funding during 2001. The other owner contributed development contracts and proprietary technologies.
- **ITN Energy Systems, Inc.** (ITN) was formed to provide research and development and other services to affiliates, the Government and other third parties. Millennium currently owns 49%. Millennium contributed $3 million of equity and $1.6 million of debt to ITN during 2001. The other owner contributed contracts and intellectual property.

Global Solar, MicroSat and ITN have certain government contracts that require them to contribute to the research and development effort under cost share arrangements. Global Solar, MicroSat and ITN's share of costs are expensed as incurred or capitalized in accordance with the terms of the contracts. Global Solar had no remaining cost share commitment under these contracts at December 31, 2001. MicroSat had approximately $8 million and ITN had approximately $2 million of remaining cost share commitments under these contracts at December 31, 2001.

We are currently evaluating and renegotiating our ownership and future debt commitments for each of the Energy Technology Investments in order to help ensure that these investments conform to Millennium's business plans. Millennium expects to fund the remaining balance under its current commitments, approximately $14 million, to its various Energy Technology Investments in 2002. We may commit to provide additional funding to these investments. A significant portion of the funding under these agreements will be used for research and development purposes and administrative costs. As funds are expended for these purposes, we recognize expense.

INTERNATIONAL POWER PROJECTS–
NATIONS ENERGY CORPORATION

Nations Energy is a wholly-owned subsidiary of Millennium. Through its subsidiaries, Nations has a 40% equity interest in a 43 MW power plant near Panama City, Panama. Nations Energy recorded decreases in the market value of its Panama investment of $0.5 million in 2001 and $3 million per year in 2000 and 1999. In 2000, Nations Energy recognized a $3 million deferred tax benefit related to the decreased value. Nations Energy intends to sell its interest in this project, which has a book value of less than $1 million at December 31, 2001.

In 2001, Nations Energy recorded an after-tax gain of $5.6 million from the sale of its 26% equity interest in a power project located in Curacao, Netherland Antilles. Nations Energy received $5 million in cash proceeds, the return of cash construction deposits and recorded an $8 million note receivable from the sale. The cash proceeds and the return of construction deposits are reflected as Investing Activities in UniSource Energy's 2001 cash flow statement. The note receivable is secured by guarantees from the purchaser's parent. The note receivable was recorded at net present value, and payments on the note receivable are expected as follows: $2 million in July 2004, $4 million in July 2005, and $5 million in July 2006.

In 2000, Nations Energy recorded a pre-tax gain of approximately $3 million from the sale of its minority interest in a power project located in the Czech Republic. Nations received $20 million in cash proceeds from the sale, which is reflected as an Investing Activity in UniSource Energy's 2000 cash flow statement.

OTHER MILLENNIUM INVESTMENTS AND COMMITMENTS

In July 2000, Millennium made a $15 million capital commitment to a limited partnership which will fund energy related investments. As of December 31, 2001, Millennium has funded approximately $6 million under this commitment, $4 million of which was funded in 2001. The remaining $9 million is expected to be invested within three years. The limited partnership's results of operation are recognized under the equity method based on our ownership percentage. A member of the UniSource Energy Board of Directors has a minor investment in the project. An affiliate of such board member serves as the general partner.

In November 2000, Millennium made a $5 million capital commitment to a venture capital fund that will focus on information technology, optics and biotechnology primarily within the retail service territory of TEP. The fund's results of operation are recognized under the equity method based on our percent ownership. A member of the UniSource Energy Board of Directors owns the company that manages the fund. As of December 31, 2001, Millennium had funded approximately $1 million under this commitment. Millennium expects to fund approximately $1 million under this agreement in 2002.

In November 2001, Millennium contributed $5 million in equity and $4 million in debt financing to MEG. MEG was established to manage and trade Emission Allowances, coal and other financial instruments. Millennium's contributions provided the working capital necessary to facilitate entry into these markets.

In August 2001, Millennium invested $3 million for a 50.5% controlling interest in Powertrusion International, Inc. (Powertrusion), a manufacturer of lightweight utility poles. Millennium consolidated Powertrusion's balance sheet and results of operations as of the investment date. Maintaining control of Powertrusion will depend upon many factors, including providing an additional $2 million in contingent consideration by August 2002. Contribution of any additional investment will be solely determined by Millennium. Minority shareholder interests in Powertrusion represent 49.5% of the outstanding common shares and 100% of the outstanding cumulative preferred shares in the company.

In July 1999, MEH Corporation sold its 50% ownership in NewEnergy, Inc. (NewEnergy) to the AES Corporation for approximately $50 million in consideration, resulting in a pre-tax gain from the sale of approximately $35 million. As part of the transaction, NewEnergy issued two promissory notes totaling $22.8 million. One of the promissory notes in the principal amount of $11.4 million was paid on July 24, 2000 and the remaining promissory note for $11.4 million was paid on July 23, 2001.

Note 5. Segment and Related Information

Based on the way we organize our operations and evaluate performance, beginning in 2001, we have three reportable business segments:

1 TEP, an electric utility business, is UniSource Energy's principal business segment.
2 Millennium holds interests in unregulated energy businesses (see Note 4).
3 UED, established in 2001, engages in developing generating resources and other project development activities. UED owns a 20 MW gas turbine under lease to TEP. It is also responsible for developing Springerville Units 3 and 4 for the expansion of the Springerville Generating Station.

As discussed in Note 1, we record our percentage share of the earnings of affiliated companies when we hold a 20% to 50% voting interest, except for investments where we provide all of the financing, in which case we recognize 100% of the losses. See Note 4. Our portion of the net income (loss) of the entities in which TEP and Millennium own a 20-50% interest is shown below in Net Loss from Equity Method Entities.

Significant reconciling adjustments consist of the elimination of intercompany activity and balances, including:

- the elimination of intercompany sales between business segments;
- the elimination of the intercompany note between UniSource Energy and TEP, as well as the related interest income and expense; and
- the elimination of UED's rental income and TEP's rental expense from UED's turbine lease to TEP.

We disclose selected financial data for our business segments in the following tables:

MILLIONS OF DOLLARS	SEGMENTS				
2001	TEP	MILLENNIUM	UED	RECONCILING ADJUSTMENTS	UNISOURCE ENERGY CONSOLIDATED
Income Statement					
Operating Revenues – External	$ 1,436	9	–	–	**1,445**
Operating Revenues – Intersegment	–	13	2	(15)	**–**
Depreciation and Amortization	117	3	–	–	**120**
Interest Income	21	3	–	(9)	**15**
Net Loss from Equity Method Entities	(1)	(10)	–	–	**(11)**
Interest Expense	159	–	–	–	**159**
Income Tax (Benefit) Expense	56	(5)	–	(4)	**47**
Net Income (Loss)	75	(9)	1	(6)	**61**
Cash Flow Statement					
Capital Expenditures	(104)	(17)	(1)	–	**(122)**
Investments in and Loans to Equity Method Investees	–	(18)	–	–	**(18)**
Balance Sheet					
Total Assets	2,634	176	27	(102)	**2,735**
Investments in Equity Method Entities	7	14	–	–	**21**
2000					
Income Statement					
Operating Revenues – External	$ 1,028	6	–	–	**1,034**
Operating Revenues – Intersegment	–	3	–	(3)	**–**
Depreciation and Amortization	114	–	–	–	**114**
Interest Income	18	4	–	(8)	**14**
Net Loss from Equity Method Entities	(2)	(2)	–	–	**(4)**
Interest Expense	166	–	–	–	**166**
Income Tax (Benefit) Expense	27	(8)	–	(4)	**15**
Net Income (Loss)	51	(4)	–	(5)	**42**
Cash Flow Statement					
Capital Expenditures	(98)	(8)	–	–	**(106)**
Investments in and Loans to Equity Method Investees	(2)	(17)	–	–	**(19)**
Balance Sheet					
Total Assets	2,601	167	–	(97)	**2,671**
Investments in Equity Method Entities	9	6	–	–	**15**

MILLIONS OF DOLLARS 1999	SEGMENTS TEP	MILLENNIUM	UED	RECONCILING ADJUSTMENTS	UNISOURCE ENERGY CONSOLIDATED
Income Statement					
Operating Revenues – External	$ 804	11	–	–	**815**
Operating Revenues – Intersegment	–	–	–	–	**–**
Depreciation and Amortization	93	–	–	–	**93**
Interest Income	18	1	–	(9)	**10**
Gain on the Sale of NewEnergy	–	35	–	–	**35**
Net Loss from Equity Method Entities	–	(4)	–	–	**(4)**
Interest Expense	123	–	–	–	**123**
Income Tax (Benefit) Expense	22	12	–	(3)	**31**
Extraordinary Income – Net of Tax	23	–	–	–	**23**
Net Income (Loss)	73	11	–	(5)	**79**
Cash Flow Statement					
Capital Expenditures	(91)	(2)	–	–	**(93)**
Investments in and Loans to Equity Method Investees	–	(7)	–	–	**(7)**
Balance Sheet					
Total Assets	2,601	100	–	(45)	**2,656**
Investments in Equity Method Entities	9	24	–	–	**33**

Note 6. TEP's Utility Plant and Jointly-Owned Facilities

UTILITY PLANT

The following table shows TEP's Utility Plant in Service by major class:

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)	2001	2000
Plant in Service:		
Generation Plant	**$ 1,133**	1,082
Transmission Plant	**508**	502
Distribution Plant	**692**	643
General Plant	**120**	118
Intangible Plant	**44**	44
Electric Plant Held for Future Use	**1**	1
Total Plant in Service	**$ 2,498**	2,390
Utility Plant Under Capital Leases	**$ 741**	741

All Utility Plant Under Capital Leases is used in TEP's generation operations. See *TEP Utility Plant* and *TEP Utility Plant Under Capital Leases* in Note 1 and *Capital Lease Obligations* in Note 7.

JOINTLY-OWNED FACILITIES

At December 31, 2001, TEP's interests in generating stations and transmission systems that are jointly-owned with other utilities were as follows:

MILLIONS OF DOLLARS	PERCENT OWNED BY TEP	PLANT IN SERVICE*	CONSTRUCTION WORK IN PROGRESS	ACCUMULATED DEPRECIATION
San Juan Units 1 & 2	50.0	$ 289	6	226
Navajo Station Units 1, 2 & 3	7.5	124	1	66
Four Corners Units 4 & 5	7.0	79	1	69
Transmission Facilities	7.5 to 95.0	224	–	145
Total		$ 716	8	506

* Included in Utility Plant shown above.

TEP has financed or provided funds for the above facilities and TEP's share of their operating expenses is reflected in the income statements. See Note 10 for commitments related to our jointly-owned facilities.

Note 7. Long-Term Debt and Capital Lease Obligations

TEP LONG-TERM DEBT

Long-term debt matures more than one year from the date of the financial statements. We summarize our long-term debt in the statements of capitalization.

Bond Issuance and Redemption

During 2001, TEP made the required sinking fund payments of $2 million on its First Mortgage IDBs and redeemed $0.2 million of its 8.5% First Mortgage Bonds. TEP did not issue any new bonds in 2001.

During 2000, TEP repaid as scheduled $47 million of its 12.22% Series First Mortgage Bonds which matured on June 1. In addition, TEP redeemed $2 million of its 7.5% First Collateral Trust Bonds at a discount and made required sinking fund payments on First Mortgage Bonds of $2 million.

During 1999, TEP did not issue any new bonds or redeem existing bonds, other than required sinking fund payments of $2 million on First Mortgage Bonds.

TEP OTHER LONG-TERM DEBT AND AGREEMENTS

First and Second Mortgage

TEP's first and second mortgage indentures are collateralized by a lien on TEP's utility plant, with the exception of Springerville Unit 2. San Carlos, a subsidiary of TEP, holds title to Springerville Unit 2. Utility Plant under Capital Leases is not subject to such liens or available to TEP creditors, other than the lessors.

Bank Credit Agreement

TEP has a $441 million Credit Agreement which provides a $100 million Revolving Credit Facility and a $341 million Letter of Credit Facility (LOC). These credit facilities mature on December 30, 2002 and are collateralized by $441 million of Second Mortgage Bonds. The Credit Agreement contains certain financial covenants, including cash coverage, leverage and net worth tests. As of December 31, 2001, TEP was in compliance with these covenants.

The Revolving Credit Facility can be used for general corporate purposes. At December 31, 2001 and 2000, TEP had no outstanding borrowings under this facility. When we borrow under the Revolving Credit Facility, the variable interest rate that we pay is dependent, in part, on the credit rating on TEP's senior collateralized debt. We pay an annual commitment fee on the unused portion of the Revolving Credit Facility. This fee is also dependent on TEP's credit ratings. At December 31, 2001, the commitment fee equaled 0.25% per year.

The $341 million LOC Facility secures the payment of principal and interest on $329 million of tax-exempt variable rate bonds (IDBs). The amount of commitment fee on the LOC Facility depends on TEP's credit ratings. At December 31, 2001, the commitment fee equaled 1.25% per year. The LOCs expire on December 30, 2002. If the LOCs are not extended or replaced with new LOCs with a longer term or if the bonds are not otherwise refinanced, the bonds will be redeemed. Accordingly, these IDBs were classified as short-term debt at December 31, 2001, and will be classified as long-term debt once a new LOC facility with a later expiration date is obtained.

CAPITAL LEASE OBLIGATIONS

The terms of TEP's capital leases are as follows:

- The Irvington Lease has an initial term to January 2011 and provides for renewal periods of two or more years through 2020.
- The Springerville Common Facilities Leases have an initial term to June 2017 for one lease and July 2020 for the other two leases, subject to optional renewal periods of two or more years through 2025.
- The Springerville Unit 1 Leases have an initial term to January 2015 and provide for renewal periods of three or more years through 2030.
- The Springerville Coal Handling Facilities Leases have an initial term to April 2015 and provide for one renewal period of six years, then additional renewal periods of five or more years through 2035.

MATURITIES AND SINKING FUND REQUIREMENTS

TEP's long-term debt, including sinking funds, and lease obligations mature on the following dates:

MILLIONS OF DOLLARS	IDBs SUPPORTED BY EXPIRING LOCs	SCHEDULED LONG-TERM DEBT RETIREMENTS	CAPITAL LEASE OBLIGATIONS	TOTAL
2002	$ 329	2	90	421
2003	–	2	123	125
2004	–	2	125	127
2005	–	2	125	127
2006	–	21	127	148
Total 2002 – 2006	329	29	590	948
Thereafter	–	775	1,125	1,900
Less: Imputed Interest	–	–	(842)	(842)
Total	$ 329	804	873	2,006

In addition to the capital lease obligations above, we must ensure $70 million of notes underlying the Springerville Common Facilities Leases are refinanced by June 30, 2003 to avoid a special event of loss under the lease. This special event of loss would require us to repurchase the Springerville Common Facilities at the higher of the stipulated loss value of $125 million or the fair market value of the facilities. Upon such purchase, the lease would be terminated.

In December 2001, TEP purchased a 13% ownership interest in the Springerville Coal Handling Facilities Leases for $13 million. In a related transaction, in January 2002, TEP purchased all $96 million of the capital lease debt related to these leases. In the first quarter of 2002, TEP will cancel that portion of the leases related to its equity interest, as it holds both the ownership interest and the debt.

In December 1999, TEP refinanced $70 million of notes underlying the Springerville Common Facilities Leases to avoid a special event of loss under the lease. As a result of refinancing at a higher interest rate, we recorded an additional $26 million of capital lease obligations and capital lease assets.

Note 8. Fair Value of UniSource Energy Financial Instruments

The carrying values and fair value of TEP and Millennium's financial instruments are as follows:

MILLIONS OF DOLLARS	DECEMBER 31, 2001		DECEMBER 31, 2000	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Millennium Assets:				
Springerville Lease Debt Securities (Included in Investments and Other Property)	**$ –**	**–**	2	2
TEP Assets:				
Springerville Lease Debt Securities (Included in Investments and Other Property)	**71**	**74**	69	76
Springerville Lease Ownership Interest (Included in Investments and Other Property)	**13**	**13**	–	–
TEP Liabilities:				
First Mortgage Bonds–Fixed Rate				
Corporate	**28**	**28**	28	29
Industrial Development Revenue Bonds (IDBs)	**58**	**59**	60	60
First Collateral Trust Bonds	**138**	**138**	138	137
Second Mortgage Bonds–IDBs (Variable Rate)	**329**	**329**	329	329
Unsecured IDBs–Fixed Rate	**579**	**534**	579	533

In 2000, Millennium purchased $27 million of Springerville Lease Debt Securities. In 2001 and 2000 Millennium sold Springerville Lease Debt Securities with a carrying value of $2 million and $25 million, respectively, to TEP at cost.

TEP intends to hold the investment in Springerville Lease Debt Securities to maturity ($42 million matures through January 1, 2009 and $29 million matures through January 1, 2013). These Springerville Lease Debt Securities are stated at amortized cost, which means the purchase cost has been adjusted for the amortization of the premium and discount to maturity. We base the fair value of this investment on quoted market prices for the same or similar debt. In 2001, TEP purchased, for $13 million, a 13 percent ownership interest in the Springerville Coal Handling Facilities Lease. TEP's purchases of Springerville Lease Debt and Equity are reflected in investing activities on TEP's 2001 and 2000 cash flow statements.

TEP considers the principal amounts of variable rate debt outstanding to be reasonable estimates of their fair value. We determined the fair value of TEP's fixed rate obligations including the Corporate First Mortgage Bonds, the First Mortgage Bonds-IDBs, First Collateral Trust Bonds and the Unsecured IDBs by calculating the present value of the cash flows of each fixed rate obligation. We used a rate consistent with market yields generally available as of December 2001 for 2001 amounts and December 2000 for 2000 amounts for bonds with similar characteristics with respect to credit rating, time-to-maturity, and the tax status of the bond coupon for federal income tax purposes. The use of different market assumptions and/or estimation methodologies may yield different estimated fair value amounts.

The carrying amounts of our current assets and liabilities approximate fair value.

Note 9. Dividend Limitations

UNISOURCE ENERGY

In February 2002, UniSource Energy declared a quarterly dividend to the shareholders of $0.125 per share of UniSource Energy Common Stock. The dividend, totaling approximately $4.0 million, will be paid on March 8, 2002 to common shareholders of record as of February 21, 2002. In 2001, UniSource Energy paid quarterly dividends to the shareholders of $0.10 per share, totaling approximately $13 million and $0.40 per share for the year. During 2000, UniSource Energy paid quarterly dividends to the shareholders of $0.08 per share, totaling $10 million and $0.32 per share for the year. UniSource Energy did not pay dividends in 1999.

Our ability to pay cash dividends on common stock outstanding depends, in part, upon cash flows from our subsidiaries, TEP, Millennium and UED.

TEP

TEP paid dividends of $50 million in 2001, $30 million in 2000, and $34 million in 1999. UniSource Energy is the primary holder of TEP's common stock. TEP met the following requirements before paying these dividends:

- **Bank Credit Agreement:** TEP's bank Credit Agreement allows TEP to pay dividends as long as TEP maintains compliance with the agreement and meets financial covenants.

- **ACC Holding Company Order:** The ACC Holding Company Order does not allow TEP to pay dividends in excess of 75% of its annual earnings until TEP's equity ratio equals 37.5% of total capitalization, excluding capital lease obligations.
- **Federal Power Act:** This Act states that dividends shall not be paid out of funds properly included in capital accounts. TEP's 2001, 2000 and 1999 dividends were paid from current year earnings.

MILLENNIUM AND UED

Millennium did not pay any dividends to UniSource Energy in 2001 or 2000. In August 1999, Millennium paid a dividend of $10 million to UniSource Energy. UED has not paid any dividends to UniSource Energy. Millennium and UED have no dividend restrictions.

Note 10. Commitments and Contingencies

TEP COMMITMENTS

Fuel Purchase and Transportation Commitments

TEP has several long-term contracts for the purchase and transportation of coal with expiration dates from 2004 through 2017. The total amount paid under these contracts depends on the number of tons of coal purchased and transported. All of these contracts (i) include a price adjustment clause that will affect the future cost of coal and (ii) require TEP to pay a take-or-pay charge if certain minimum quantities of coal are not purchased. Our present fuel requirements are in excess of the take-or-pay minimums. However, sometimes TEP purchases coal from other suppliers, resulting in take-or-pay minimum charges, but a lower overall cost of fuel. We made payments under these contracts of $173 million in 2001, $157 million in 2000, and $152 million in 1999.

TEP entered into a Gas Procurement Agreement with Southwest Gas Corporation effective June 1, 2001 with a primary term of five years. The contract provides for a minimum volume obligation during the first two years of 10 million MMBtus annually. We made payments under this contract of $28 million in 2001.

At December 31, 2001, we estimate our future minimum payments under these contracts to be:

MILLIONS OF DOLLARS	TOTAL CONTRACTUAL OBLIGATIONS
2002	$ 90
2003	85
2004	82
2005	78
2006	77
Total 2002-2006	412
Thereafter	389
Total	$ 801

San Juan Coal Contract Amendment

In September 2000, to reduce fuel costs over the next 17 years, TEP entered into an agreement to amend the San Juan Generating Station's coal supply contract, replacing two surface mining operations with one underground operation. To amend the contract, TEP is required to make a $15 million payment in 2003. In September 2000, as a result of this scheduled payment, TEP recorded a pre-tax $13 million Coal Contract Amendment Fee expense and a non-current liability which equals the present value of the $15 million payment. TEP will recognize interest expense, included in the Interest Imputed on Losses Recorded at Present Value line item on the income statements, and increase its liability until the payment is made in January 2003. On a net present value basis, TEP expects the fuel savings to significantly exceed the $15 million payment that will be made in 2003.

Operating Leases

TEP has entered into operating leases, primarily for office facilities and computer equipment, with varying terms, provisions, and expiration dates. TEP's estimated future minimum payments under non-cancelable operating leases at December 31, 2001 are as follows:

MILLIONS OF DOLLARS	OPERATING LEASES
2002	$ 2
2003	2
2004	1
2005	1
2006	1
Total 2002-2006	7
Thereafter	3
Total	$ 10

These future payments exclude TEP's lease of the 20MW gas turbine from UED, as such rental expense is eliminated in UniSource Energy consolidation as an inter-company transaction.

Environmental Regulation

The 1990 Federal Clean Air Act Amendments require reductions of SO_2 and nitrogen oxide (NOx) emissions in two phases, more complex facility permits and other requirements. TEP is subject only to Phase II of the SO_2 and NOx emission reductions which was effective January 1, 2000. All of TEP's generating facilities (except existing internal combustion turbines) are affected. TEP spent approximately $2 million in 2001 and approximately $1 million annually in 2000 and 1999 and expects to spend approximately $2 million annually in 2002 and 2003 to comply with these requirements.

In 1993, TEP's generating units affected by Phase II were allocated SO_2 Emission Allowances based on past operational history. Beginning in the year 2000, Phase II generating units were required to hold Emission Allowances equal to the level of emissions in the compliance year or pay penalties and offset excess emissions in future years. TEP had sufficient Emission Allowances to comply with the Phase II SO_2 regulations for compliance year 2001. However, due to increased energy output, TEP may have to purchase additional Emission Allowances for future compliance years. Based on current estimates of additional required Emission Allowances and market prices, TEP believes that purchases of Emission Allowances will not have a material effect on TEP.

The EPA has issued a determination that coal and oil fired electric utility steam generating units must control their mercury emissions. Final regulations are expected to be issued in 2004. TEP may incur additional costs to comply with recent and future changes in federal and state environmental laws, regulations and permit requirements at existing electric generating facilities. Compliance with these changes may result in a reduction in operating efficiency.

MILLENNIUM COMMITMENTS

See Note 4 for a description of Millennium's commitments.

UED COMMITMENTS

UED and Salt River Project Agricultural Improvement and Power District (SRP) entered into a Joint Development Agreement in October 2001, to develop two 400 MW coal-fired units at TEP's existing Springerville Station. UED and SRP each committed $12.5 million for a total project development funding of $25 million for professional services and other third party costs. If the project does not proceed, the capitalized project development costs will be immediately expensed. At December 31, 2001, capitalized project development costs were approximately $7 million. In addition, under certain limited circumstances associated with withdrawal from the project, UED would be obligated to reimburse SRP for zero, 50% or 100% of SRP's previously paid funding amounts, depending on the withdrawal circumstances.

TEP CONTINGENCIES

Springerville Generating Station Complaint

On November 13, 2001, the Grand Canyon Trust, an environmental activist group, filed a complaint in U.S. District Court against TEP for alleged violations of the Clean Air Act at the Springerville Generating Station. The complaint alleges that more stringent emission standards should apply to Units 1 and 2 and that new permits and the installation of additional facilities meeting Best Available Control Technology standards are required for the continued operation of Units 1 and 2 in accordance with applicable law. TEP believes the claims are without merit and will vigorously contest these claims.

RESOLUTION OF TEP CONTINGENCIES

Income Tax Assessments

In 2000 the IRS issued an income tax assessment for the 1994, 1995 and 1996 tax years. After reviewing the impact of these items on our accrued tax liabilities, we reversed $1 million of the deferred tax valuation allowance in 2000. See Note 12. The audit for the 1994, 1995 and 1996 period was settled in 2001 resulting in no other adjustments to our financial statements.

In February 1998, the IRS issued an income tax assessment for the 1992 and 1993 tax years. The IRS challenged our treatment of various items relating to a 1992 financial restructuring, including the amount of net operating loss (NOL) and ITC generated before December 1991 that may be used to reduce taxes in future periods. In 2000, we settled the 1992 and 1993 audits. After reviewing the impact of these items on our accrued tax liabilities, we reversed $7 million of the deferred tax valuation allowance in 2000. See Note 12.

ACC Order on the Sierrita Contract

In September 2000, TEP reversed a $3 million reserve, resulting in $3 million of revenue, related to a dispute between TEP and Cyprus Sierrita Corporation (now known as Phelps Dodge Sierrita, Inc.) (Sierrita) over the proper method of calculating energy costs that TEP charged to Sierrita under an ACC-approved contract. Sierrita dismissed its appeals to the Court of Appeals after TEP and Sierrita entered into an amendment to their contract, which was subsequently approved by the ACC.

Arizona Sales Tax Assessments

From 1990 to 1999 TEP contested certain sales tax assessments received from the Arizona Department of Revenue (ADOR). The sales tax assessments related to gross income recognized by a former TEP subsidiary from November 1985 through May 1999, as well as a component of rents that we paid on our capital leases from August 1988 to June 1997.

In August 1999, a settlement was reached with the ADOR to settle these issues for $48 million. The settlement agreement became effective in November 1999 when the lessors and their trustees agreed to the settlement. TEP previously paid $25 million of the settlement amount in order to file an appeal in the Arizona courts. Under the terms of the agreement, the remaining $22 million was deposited into an escrow account and the funds were released to the ADOR in five equal installments during 1999 and 2000. The settlement did not result in additional sales tax expense because we had previously recorded an expense for the settlement amount.

Note 11. Wholesale Accounts Receivable and Allowances

As a participant in the western U.S. wholesale power markets, TEP is directly and indirectly impacted by issues surrounding these markets and market participants. During 2000 and 2001, these markets experienced unprecedented price volatility, bankruptcies and payment defaults by several of their largest participants, and increased attention and intervention by regulatory agencies concerned with the outcomes of deregulation of the electric power industry.

In early 2001, California's two largest utilities, Southern California Edison Company (SCE) and Pacific Gas and Electric Company (PG&E), defaulted on payment obligations owed to various energy sellers, including the California Power Exchange (CPX) and the California Independent System Operator (CISO). The CPX and the CISO defaulted on their payment obligations to market participants including TEP. PG&E and the CPX filed for protection under Chapter 11 of the U.S. Bankruptcy Code. SCE has remained out of bankruptcy but in a weakened financial condition. SCE has publicly disclosed that on March 1, 2002, SCE obtained financing and made payments so that they have no material undisputed obligations that are past due or in default. These payments included a payment to the CPX. However, TEP did not correspondingly receive a payment from the CPX.

In October 2001, the CPX participant creditors' committee in the CPX bankruptcy filed a proposed settlement with the FERC that would (i) return the collateral of each CPX participant, (ii) establish a reserve for CPX costs and expenses that would be paid for by PG&E and SCE according to a 67.5% and 32.5% split, respectively, (iii) return CPX chargeback payments to participants, and (iv) divide the remaining cash and future assets among the participants based on the net amounts owed to the CPX by both parties. PG&E and SCE filed with the FERC their objections to such settlement on the basis that the proposed settlement was biased and could subject the two companies to duplicate claims.

During the third quarter of 2001, PG&E filed a plan of reorganization which provides for payment of all creditors on or around January 1, 2003. The plan requires various approvals and numerous parties have expressed opposition to the plan. In the fourth quarter of 2001, the California Public Utilities Commission (CPUC) approved a plan to allow SCE to obtain financing to pay all of its creditors by the end of the first quarter of 2002.

Although TEP did not make sales directly to either SCE or PG&E in 2001 or 2000, it did sell approximately $7 million of power to the CPX and the CISO in the first quarter of 2001 and $58 million in 2000. TEP recorded $7 million of expense in the first quarter of 2001 and $9 million in the fourth quarter of 2000 to reserve for uncollectible amounts related to these sales. The $16 million aggregate allowance reflected a 100% reserve on all amounts unpaid at March 31, 2001. Due to the recent (a) stabilization of the power markets, (b) rate increases achieved by PG&E and SCE, (c) settlements made by California utilities with various power providers, (d) the CPUC's approval of SCE's financing to pay its creditors, and (e) data in filings of FERC refund hearings, TEP believes that it is probable that it will collect at least 50% of the outstanding receivables from the CPX and the CISO. As a result, in the fourth quarter of 2001 we reversed $8 million of the $16 million reserve.

Beginning in January 2001, the California Department of Water Resources (CDWR) was authorized to make energy purchases on behalf of California customers. TEP sold $16 million of power to the CDWR in 2001, all of which has been paid according to terms.

Also during 2000, the FERC established certain soft caps on prices for power sold at the CPX. The caps did not have a significant impact on sales to the CPX during the first three quarters of 2000. However, during the fourth quarter of 2000 and the first quarter of 2001, prices for power in the day-ahead and real-time markets frequently exceeded the caps established by FERC. During March 2001, the FERC issued two orders requiring certain generators that sold power to California in January and February 2001 to either refund amounts over specified market prices or provide further data to defend their transactions. TEP was not named in either of these orders.

In June 2001, a FERC administrative law judge (ALJ) facilitated a voluntary settlement between the state of California and numerous power generators. California claims it was overcharged up to $9 billion for wholesale power purchases since May 2000 and is seeking a refund for "unlawful profits." "Unlawful profits" has not been defined. Representatives from over 100 parties and participants in the western power market, including the state of California and power generators, negotiated for two weeks but failed to reach an agreement. In July 2001, based on the ALJ's recommendations, the FERC ordered hearings to determine refunds/offsets applicable to wholesale sales into the CISO's spot markets for the period from October 2, 2000 to June 20, 2001. The order established the methodology that will be used to calculate the amount of refunds. This methodology will likely result in refunds substantially lower than the $9 billion claimed by California.

We are not able to predict the length and outcome of the FERC hearings and the outcome of any subsequent lawsuits and appeals that might be filed. As a participant in the June 2001 refund proceedings, TEP will be subject to any final refund orders. TEP does not expect its refund liability, if any, to have a significant impact on the financial statements.

On December 2, 2001, Enron Corporation and certain of its affiliates (Enron) filed for protection under Chapter 11 of the U.S. Bankruptcy Code. At December 31, 2001, TEP's net receivable from Enron was $0.8 million for sales made to Enron in November and December 2001. We reserved $0.4 million in December 2001, as we believe it is probable that we will collect 50% of this net receivable.

There are several other outstanding legal issues, complaints, and lawsuits concerning the California energy crisis related to the FERC, wholesale power suppliers, SCE, PG&E, the CPX and the CISO, and concerning Enron. We cannot predict the outcome of these issues or lawsuits. We believe, however, that we are adequately reserved for our transactions with the CPX, the CISO and Enron. Accounts receivable from Electric Wholesale Sales, net of allowances, totaled $70 million at December 31, 2001 and $64 million at December 31, 2000. These amounts are included in Accounts Receivable on the balance sheet. All balances, except as described above for the CPX, the CISO and Enron, have been collected in full as of the date of this filing.

Note 12. Income Taxes

Deferred tax assets (liabilities) consist of the following:

AT DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000
Gross Deferred Income Tax Liabilities		
Electric Plant–Net	$ **(398)**	(412)
Income Taxes Recoverable Through Future Revenues Regulatory Asset	**(25)**	(29)
Transition Recovery Asset	**(131)**	(141)
Other	**(59)**	(53)
Gross Deferred Income Tax Liability	**(613)**	(635)
Gross Deferred Income Tax Assets		
Capital Lease Obligations	**346**	351
Net Operating Loss Carryforwards	**46**	98
Investment Tax Credit Carryforwards	**11**	20
Alternative Minimum Tax	**83**	46
Other	**112**	104
Gross Deferred Income Tax Asset	**598**	619
Deferred Tax Assets Valuation Allowance	**(17)**	(17)
Net Deferred Income Tax Liability	$ **(32)**	(33)

The net deferred income tax liability is included in the balance sheets in the following accounts:

AT DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000
Deferred Income Taxes–Current	$ **11**	18
Deferred Income Taxes–Noncurrent	**(43)**	(51)
Net Deferred Income Tax Liability	$ **(32)**	(33)

We record a Deferred Tax Assets Valuation Allowance for the amount of Deferred Tax Assets that we do not believe we can use to reduce income taxes on a future tax return. In 2001, there was no change in the Deferred Tax Assets Valuation Allowance. In 2000, the Deferred Tax Assets Valuation Allowance decreased $8 million due primarily to the improved likelihood of favorable resolution of tax items. In 1999, the Deferred Tax Assets Valuation Allowance decreased $32 million due primarily to recognized ITC Carryforward included in Extraordinary Income and a reversal of a tax reserve.

Income tax expense (benefit) included in the income statements consists of the following:

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000	1999
Current Tax Expense–State	$ 11	4	3
Deferred Tax Expense			
Federal	40	20	34
State	(4)	(1)	5
Total	36	19	39
Reduction in Valuation Allowance–Benefit	–	(8)	(9)
Investment Tax Credit Amortization	–	–	(2)
Total Federal and State Income Tax Expense Before Extraordinary Item and Cumulative Effect of Accounting Change	47	15	31
Extraordinary Income			
Deferred Tax Benefit			
Federal	–	–	(5)
State	–	–	(1)
Reduction in Valuation Allowance–ITC Carryforward Benefit	–	–	(23)
Benefit from Recognition of Deferred ITC	–	–	(8)
Total Benefit Included in Extraordinary Income	–	–	(37)
Total Federal and State Income Tax Expense (Benefit) Including Extraordinary Income and Cumulative Effect of Accounting Change	$ 47	15	(6)

The differences between the income tax expense and the amount obtained by multiplying pre-tax income by the U.S. statutory federal income tax rate of 35% are as follows:

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000	1999
Federal Income Tax Expense at Statutory Rate	$ 38	20	31
State Income Tax Expense, Net of Federal Deduction	5	3	4
Depreciation Differences (Flow Through Basis)	5	5	5
Investment Tax Credit Amortization	–	–	(2)
Reduction in Valuation Allowance–Benefit	–	(8)	(9)
Foreign Operations of Millennium Energy Businesses	(1)	(3)	3
Other	–	(2)	(1)
Total Federal and State Income Tax Expense Before Extraordinary Item and Cumulative Effect of Accounting Change	$ 47	15	31

At December 31, 2001, UniSource Energy and TEP had, for federal income tax purposes:

- $142 million of NOL carryforwards expiring in 2006 through 2009;
- $11 million of unused ITC expiring in 2003 through 2005; and
- $83 million of Alternative Minimum Tax credit which will carry forward to future years.

Due to the financial restructuring, a change in TEP's ownership occurred for tax purposes in December 1991. This change limits our use of the NOL and ITC generated before 1992 under the tax code. At December 31, 2001, we had approximately $136 million of NOL and $11 million of ITC subject to the pre-1992 limitation and $6 million of NOL not subject to the limitation. Because of the valuation allowance amounts recorded, we do not expect these annual limitations to have a material adverse impact on the financial statements.

Note 13. Employee Benefits Plans

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
TEP maintains noncontributory, defined benefit pension plans for all regular employees. Benefits are based on years of service and the employee's average compensation. TEP makes annual contributions to the plans sufficient to meet the minimum funding requirements set forth by the Employee Retirement Income Security Act of 1974, plus such additional tax deductible amounts as may be advisable. TEP provides supplemental retirement benefits to employees whose benefits are limited by IRS benefit or compensation limitations.

TEP also provides health care and life insurance benefits for retirees. All regular employees may become eligible for these benefits if they reach retirement age while working for TEP. The ACC allows TEP to recover through rates postretirement costs only as benefit payments are made to or on behalf of retirees. The postretirement benefits are currently funded entirely on a pay-as-you-go basis. Under current accounting guidance, TEP cannot record a regulatory asset for the excess of expense calculated per Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, over actual benefit payments.

We amended our other postretirement benefit plan as of June 1, 2001, eliminating post-65 medical benefits for salaried employees retiring after January 1, 2002 and capping Medicare supplement payments for salaried retirees under age 65. This amendment required us to recalculate benefits related to participants' past service. We are amortizing the change in the benefit cost from this plan amendment on a straight-line basis over 10 years.

The actuarial present values of the pension benefit obligations were measured at December 1 in 2001 and October 1 in 2000. The measurement date for our other postretirement benefit plan was December 1 in 2001 and December 31 in 2000. We changed the measurement dates to be the same and this change had no effect on 2001 expense. The change in benefit obligation and plan assets and reconciliation of the funded status are as follows:

MILLIONS OF DOLLARS		*PENSION BENEFITS*		OTHER POSTRETIREMENT BENEFITS	
		2001	2000	2001	2000
Change in Benefit Obligation					
Benefit Obligation at Beginning of Year	$	**102**	89	**64**	34
Actuarial (Gain) Loss		**9**	–	**1**	27
Interest Cost		**8**	7	**4**	3
Service Cost		**4**	4	**2**	2
Benefits Paid		**(6)**	(5)	**(2)**	(2)
Plan Change		**-**	7	**(10)**	–
Benefit Obligation at End of Year		**117**	102	**59**	64
Change in Plan Assets					
Fair Value of Plan Assets at Beginning of Year		**137**	112	**-**	–
Actual Return on Plan Assets		**(13)**	27	**-**	–
Benefits Paid		**(6)**	(5)	**(2)**	(2)
Employer Contributions		**2**	3	**2**	2
Fair Value of Plan Assets at End of Year		**120**	137	**-**	–
Reconciliation of Funded Status to Balance Sheet					
Funded Status (Difference between Benefit Obligation and Fair Value of Plan Assets)		**3**	35	**(59)**	(64)
Unrecognized Net (Gain) Loss		**(1)**	(37)	**26**	27
Unrecognized Prior Service Cost		**16**	18	**-**	–
Unrecognized Transition (Asset) Obligation		**-**	–	**-**	10
Net Amount Recognized in the Balance Sheets	$	***18***	*16*	**(33)**	(27)
Amounts Recognized in the Balance Sheets Consist of:					
Prepaid Pension Costs Included in Other Assets	$	**21**	18	**-**	–
Accrued Benefit Liability Included in Other Liabilities		**(3)**	(2)	**(33)**	(27)
Net Amount Recognized	$	**18**	16	**(33)**	(27)
Benefit Obligation and Fair Value of Plan Assets for Plans with Benefit Obligations in Excess of Plan Assets:					
Benefit Obligation at End of Year	$	**61**	6	**59**	64
Fair Value of Plan Assets at End of Year	$	**51**	–	**-**	–

We recorded a transition asset or obligation when we adopted accounting standards requiring recognition of pension and other postretirement benefit obligations and costs in the financial statements. The transition asset or obligation equaled the difference between the fair value of plan assets and the accumulated benefit obligation. We amortized the transition asset on the pension plans over a 15-year period ending December 31, 2001. The transition obligation on the postretirement benefit plan was being amortized over 20 years. The change in the benefit cost from the 2001 plan amendment eliminated the remaining transition obligation.

The components of net periodic benefit costs are as follows:

PENSION BENEFITS

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000	1999
Components of Net Pension Cost			
Service Cost of Benefits Earned During Period	**$ 4**	4	5
Interest Cost on Projected Pension Benefit Obligation	**7**	7	7
Expected Return on Plan Assets	**(12)**	(11)	(9)
Amortization of Unrecognized Prior Service Cost	**2**	2	1
Recognized Actuarial (Gain) Loss	**(2)**	(1)	1
Net Periodic Pension Cost (Benefit)	**$ (1)**	1	5

	2001	2000	1999
Actuarial Assumptions:			
Discount Rate–Funding Status	**7.3%**	7.8	7.8
Average Compensation Increase	**4.0%**	4.0	4.0
Expected Long-Term Rate of Return on Plan Assets	**9.0%**	9.0	9.0

OTHER POSTRETIREMENT BENEFITS

YEARS ENDED DECEMBER 31, (MILLIONS OF DOLLARS)

	2001	2000	1999
Components of Net Postretirement Benefit Cost			
Service Cost of Benefits Earned During Period	**$ 2**	1	1
Interest Cost on Projected Benefit Obligation	4	3	2
Amortization of Unrecognized Transition Obligation	**–**	1	1
Recognized Actuarial Loss	**2**	1	–
Net Periodic Postretirement Benefit Cost	**$ 8**	6	4

The accumulated postretirement benefit obligation was determined using a discount rate of 7.25% for 2001 and 7.5% for 2000. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. The health care cost trend rates were assumed to be 8.5% for 2002, 8.0% in 2003, 7.5% in 2004, then gradually declining to 5.0% in 2009 and thereafter. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the December 31, 2001 amounts:

MILLIONS OF DOLLARS	ONE-PERCENTAGE-POINT INCREASE	ONE-PERCENTAGE-POINT DECREASE
Effect on Total of Service and Interest Cost Components	$ 1	(1)
Effect on Postretirement Benefit Obligation	7	(6)

DEFINED CONTRIBUTION PLANS

All regular employees may contribute a percentage of their pre-tax compensation, subject to certain limitations, in TEP's voluntary, defined contribution 401(k) plans. TEP contributes cash to the account of each participant based on each participant's contributions not exceeding 4.5% of the participant's compensation. Participants direct the investment of contributions to certain funds in their account. TEP incurred approximately $3 million in expense related to these plans in each of 2001 and 2000, and $2 million in 1999.

STOCK OPTION PLANS

On May 20, 1994, the Shareholders approved two stock option plans, the 1994 Outside Director Stock Option Plan (1994 Directors' Plan) and the 1994 Omnibus Stock and Incentive Plan (1994 Omnibus Plan).

The 1994 Directors' Plan provided for the annual grant of 1,200 non-qualified stock options to each eligible director at an exercise price equal to the market price of the common stock at the grant date, beginning January 3, 1995. These options vest over three years, become exercisable in one-third increments on each anniversary date of the grant and expire on the tenth anniversary. In December 1998, the Board of Directors approved an increase in the annual grant of non-qualified stock options to 2,000 beginning January 1999.

The 1994 Omnibus Plan allows the Compensation Committee, a committee of non-employee directors, to grant the following types of awards to each eligible employee: stock options; stock appreciation rights; restricted stock; stock units; performance units; performance shares; and dividend equivalents. The total number of shares of UniSource Energy Common Stock that may be awarded under the Omnibus Plan cannot exceed 4.1 million.

The Compensation Committee granted stock options to key employees during 2001, 2000, and 1999 and to most employees in 1999. These stock options were granted at exercise prices equal to the market price of the common stock at the grant date. These options vest over three years, become exercisable in one-third increments on each anniversary date of the grant and expire on the tenth anniversary.

A summary of the activity of the 1994 Directors' Plan and 1994 Omnibus Plan is as follows:

	2001		2000		1999	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Options Outstanding, Beginning of Year	**1,918,077**	**$ 14.36**	1,390,033	$ 14.01	888,459	$ 15.37
Granted	**410,000**	**$ 17.96**	601,000	$ 15.14	626,243	$ 12.31
Exercised	**(177,602)**	**$ 14.56**	(7,749)	$ 12.88	–	$ –
Forfeited	**(75,241)**	**$ 14.60**	(65,207)	$ 14.10	(124,669)	$ 15.18
Options Outstanding, End of Year	**2,075,234**	**$ 15.05**	1,918,077	$ 14.36	1,390,033	$ 14.01
Options Exercisable, End of Year	**1,081,162**	**$ 14.38**	856,656	$ 14.67	610,095	$ 15.35

Option Price Range of Options Outstanding at December 31, 2001: $11.00 to $18.84
Weighted Average Remaining Contractual Life at December 31, 2001: 7.24

We apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for our stock option plans. Accordingly, we have not recognized any compensation cost for the plans. We have also adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Had our compensation costs for the stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of FAS 123, net income and net income per average share would have been reduced to the pro forma amounts indicated below:

YEARS ENDED DECEMBER 31,
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	2001	2000	1999
Net Income			
As Reported	**$ 61,345**	41,891	79,107
Pro Forma	**$ 60,324**	41,097	78,621
Basic Earnings per Share			
As Reported	**$ 1.84**	1.29	2.45
Pro Forma	**$ 1.81**	1.27	2.43
Diluted Earnings per Share			
As Reported	**$ 1.80**	1.27	2.43
Pro Forma	**$ 1.77**	1.25	2.41

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected Life (Years)	**5**	5	5
Interest Rate	**4.70%**	6.10%	5.65%
Volatility	**23.93%**	23.04%	22.91%
Dividend Yield	**2.08%**	2.14%	0.69%

Note 14. UniSource Energy Earnings Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS assumes that proceeds from the hypothetical exercise of stock options and other stock-based awards are used to repurchase outstanding shares of stock at the average fair market price during the reporting period. The following table shows the amounts used in computing earnings per share and the effects of potential dilutive common stock on the weighted average number of shares.

YEARS ENDED DECEMBER 31,
(THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

	2001	2000	1999
Basic Earnings per Share:			
Numerator:			
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	**$ 60,875**	41,891	56,510
Extraordinary Item	**$ –**	–	22,597
Cumulative Effect of Accounting Change	**$ 470**	–	–
Net Income	**$ 61,345**	41,891	79,107
Denominator:			
Average Shares of Common Stock Outstanding	**33,399**	32,445	32,321
Basic Earnings Per Share:			
Before Extraordinary Item and Cumulative Effect of Accounting Change	**$ 1.83**	1.29	1.75
Extraordinary Item	**$ –**	–	0.70
Cumulative Effect of Accounting Change	**$ 0.01**	–	–
Net Income	**$ 1.84**	1.29	2.45
Diluted Earnings per Share:			
Numerator:			
Income Before Extraordinary Item and Cumulative Effect of Accounting Change	**$ 60,875**	41,891	56,510
Extraordinary Item	**$ –**	–	22,597
Cumulative Effect of Accounting Change	**$ 470**	–	–
Net Income	**$ 61,345**	41,891	79,107
Denominator:			
Average Shares of Common Stock Outstanding	**33,399**	32,445	32,321
Effect of Dilutive Securities:			
Warrants	**143**	–	–
Options and Stock Issuable Under Employee Benefit Plans	**625**	434	257
Total Shares	**34,167**	32,879	32,578
Diluted Earnings per Share Before Extraordinary Item and Cumulative Effect of Accounting Change	**$ 1.79**	1.27	1.74
Extraordinary Item	**$ –**	–	0.69
Cumulative Effect of Accounting Change	**$ 0.01**	–	–
Net Income	**$ 1.80**	1.27	2.43

Options to purchase an average of 120,000 shares of common stock at $16.69 to $18.84 per share were outstanding during the year 2001 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common stock.

At December 31, 2001, UniSource Energy had no outstanding warrants. There were 4.6 million warrants outstanding that were exercisable into TEP common stock. See Note 15. However, the dilutive effect is the same as it would be if the warrants were exercisable into UniSource Energy Common Stock.

Note 15. Warrants

UNISOURCE ENERGY

At December 31, 2001, UniSource Energy had no outstanding warrants. In December 2000, 791,966 UniSource Energy Warrants, that were scheduled to expire on December 15, 2000, were exercised resulting in a $13 million increase in common stock equity. The remaining 700,445 warrants expired. The exercised warrants allowed the holder to purchase one share of UniSource Energy Common Stock for $16.00. As a result, 791,966 shares of stock were issued.

TEP

At December 31, 2001, 4.6 million of TEP Warrants, which expire on December 15, 2002, were outstanding. The TEP Warrants entitle the holder of five warrants to purchase one share of TEP common stock for $16.00. If all TEP Warrants were exercised, approximately 900,000 additional shares of TEP common stock would be issued. The TEP common stock that would be issued upon the exercise of TEP Warrants cannot be converted into UniSource Energy Common Stock. UniSource Energy is the primary holder of the common stock of TEP and TEP common stock is not publicly traded.

Note 16. UniSource Energy Shareholder Rights Plan

In March 1999, UniSource Energy adopted a Shareholder Rights Plan. As of April 1, 1999, each Common Stock shareholder receives one Right for each share held. Each Right initially allows shareholders to purchase UniSource Energy's Series X Preferred Stock at a specified purchase price. However, the Rights are exercisable only if a person or group (the "acquirer") acquires or commences a tender offer to acquire 15% or more of UniSource Energy Common Stock. Each Right would entitle the holder (except the acquirer) to purchase a number of shares of UniSource Energy Common or Preferred Stock (or, in the case of a merger of UniSource Energy into another person or group, common stock of the acquiring person) having a fair market value equal to twice the specified purchase price. At any time until any person or group has acquired 15% or more of the Common Stock, UniSource Energy may redeem the Rights at a redemption price of $0.001 per Right. The Rights trade automatically with the Common Stock when it is bought and sold. The Rights expire on March 31, 2009.

Note 17. Supplemental Cash Flow Information

We define Cash and Cash Equivalents as cash (unrestricted demand deposits) and all highly liquid investments purchased with an original maturity of three months or less. A reconciliation of net income to net cash flows from operating activities follows:

YEARS ENDED DECEMBER 31, (THOUSANDS OF DOLLARS)

	2001	2000	1999
Net Income	**$ 61,345**	41,891	79,107
Adjustments to Reconcile Net Income to Net Cash Flows			
Extraordinary Income–Net of Tax	**-**	–	(22,597)
Depreciation and Amortization Expense	**120,346**	114,038	92,740
Coal Contract Amendment Fee	**-**	13,231	-
Deferred Income Taxes and Investment Tax Credit	**8,317**	13,905	12,407
Lease Payments Deferred	**-**	–	28,318
Amortization of Transition Recovery Asset	**21,609**	17,008	2,302
Net Unrealized Loss on Forward Sales and Purchases	**564**	–	-
Amortization of Deferred Debt-Related Costs Included in Interest Expense	**1,996**	3,167	5,091
Deferred Contract Termination Fee	**-**	–	3,205
Unremitted Losses of Unconsolidated Subsidiaries	**2,516**	4,206	3,370
Emission Allowances	**-**	–	(12,926)
Gain on Sale of NewEnergy	**-**	–	(34,651)
Gain on Sale of Nations Energy's Curacao Project	**(10,737)**	-	-
Other	**(8,963)**	4,878	4,018
Changes in Assets and Liabilities which Provided (Used) Cash Exclusive of Changes Shown Separately			
Accounts Receivable	**(4,106)**	(47,816)	2,989
Tax Settlement Deposit	**-**	–	(22,403)
Materials and Fuel	**4,011**	(2,280)	(5,579)
Accounts Payable	**17,626**	37,655	36
Taxes Accrued	**(907)**	4,908	(929)
Interest Accrued	**10,191**	2,543	(1,108)
Other Current Assets	**(14,094)**	(7,647)	(4,988)
Other Current Liabilities	**(4,328)**	5,891	(6,528)
Other Deferred Assets	**(2,149)**	5,801	(2,961)
Other Deferred Liabilities	**12,142**	3,655	(5,685)
Net Cash Flows–Operating Activities	**$ 215,379**	215,034	113,228

Non-cash investing and financing activities of UniSource Energy that affected recognized assets and liabilities but did not result in cash receipts or payments were as follows:

YEARS ENDED DECEMBER 31, (THOUSANDS OF DOLLARS)

	2001	2000	1999
Capital Lease Obligations	**$ 20,743**	1,031	38,747
Capital Lease Asset	**-**	–	26,019
Minimum Pension Liability	**-**	–	(10,036)
Notes Receivable Received from the Sale of Nations Energy's Curacao Project	**8,300**	-	-
Notes Receivable Received from the Sale of NewEnergy	**-**	–	22,800
AES Stock Received from the Sale of NewEnergy	**-**	–	27,203
NewEnergy Investment	**-**	–	(15,351)

The non-cash change in capital lease obligations represents interest accrued for accounting purposes in excess of interest payments in 2001, 2000, and 1999 as well as a $26 million increase in the capital lease obligation and asset resulting from the Springerville Common Facilities Lease refinancing which occurred in 1999. See Note 7.

Non-cash consideration received upon the sale of NewEnergy in 1999 included two NewEnergy promissory notes, as well as AES common stock. Concurrent with the receipt of these notes and stock, we removed the NewEnergy investment from our balance sheet and recorded a gain on the sale. See Note 4.

Note 18. Quarterly Financial Data (Unaudited)

THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2001				
Operating Revenues	$ 283,665	406,615	429,662	324,766
Operating Income	70,822	63,036	55,276	59,326
Income Before Cumulative Effect of Accounting Change	18,795	13,254	15,548	13,278
Cumulative Effect of Accounting Change–Net of Tax	470	–	–	–
Net Income	19,265	13,254	15,548	13,278
Basic Earnings Per Share:				
Income Before Cumulative Effect of Accounting Change	0.57	0.40	0.46	0.40
Cumulative Effect of Accounting Change–Net of Tax	0.01	–	–	–
Net Income	0.58	0.40	0.46	0.40
Diluted Earnings Per Share:				
Income Before Cumulative Effect of Accounting Change	0.56	0.39	0.45	0.39
Cumulative Effect of Accounting Change–Net of Tax	0.01	–	–	–
Net Income	0.57	0.39	0.45	0.39
2000				
Operating Revenues	$ 177,479	236,475	342,217	277,498
Operating Income	36,057	47,850	64,766	61,655
Net Income	242	10,659	17,239	13,751
Basic Earnings per Share	0.01	0.33	0.53	0.42
Diluted Earnings per Share	0.01	0.32	0.52	0.42

Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share do not necessarily equal the total for the year.

Due to seasonal fluctuations in TEP's sales and unusual items, the quarterly results are not indicative of annual operating results. The principal unusual items include:

First Quarter 2001: TEP recorded a $0.5 million unrealized gain for the cumulative effects of adopting FAS 133 for its forward wholesale trading activity. See Note 3.

Third Quarter 2001: Nations Energy recorded a pre-tax gain of $11 million from the sale of its 26% equity interest in a power project located in Curacao, Netherland Antilles. See Note 4.

First Quarter 2000: Nations Energy recorded a pre-tax gain of $3 million from the sale of its minority interest in a power project located in the Czech Republic. See Note 4.

Second Quarter 2000: TEP recognized a $6 million tax benefit due to the resolution of various tax items. See Note 12.

Third Quarter 2000: TEP recorded a one-time $13 million pre-tax expense related to the amendment of the San Juan coal supply contract. See Note 10.

In the second quarter of 2001, we began reporting Unrealized Gain (Loss) on Forward Purchases net of Unrealized Gain (Loss) on Forward Sales as a component of Operating Revenues. In the first quarter of 2001, we presented Unrealized Gain (Loss) on Forward Purchases as a component of Operating Expenses. Also, in the fourth quarter of 2001, we consolidated Income Taxes into a single line item below Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Accounting Change. Previously, Income Taxes were included in Operating Expenses and Other Income (Deductions).

THOUSANDS OF DOLLARS

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2001				
Operating Revenues–Historical	$ 241,206	406,615	429,662	324,766
Reclassification	42,459	–	–	–
Operating Revenues–Restated	283,665	406,615	429,662	324,766
Operating Income–Historical	57,250	52,587	47,846	59,326
Reclassification	13,572	10,449	7,430	–
Operating Income–Restated	70,822	63,036	55,276	59,326
2000				
Operating Income–Historical	$ 38,055	51,087	55,293	52,968
Reclassification	(1,998)	(3,237)	9,473	8,687
Operating Income–Restated	36,057	47,850	64,766	61,655

Shareholder Information

2002 ANNUAL MEETING

The 2002 annual meeting of shareholders is scheduled for Friday, May 10. It will be held at the Sheraton Tucson Hotel and Suites in Tucson, Arizona. A reception preceding the meeting will be held to give the opportunity to meet with management beginning at 9 a.m. The annual meeting will begin at 10 a.m.

DIVIDENDS

As authorized by the Board of Directors, record and dividend dates are expected to be as follows:

Record Dates:	*Payment Dates:*
February 21	March 8
May 24	June 10
August 16	September 10
November 22	December 10

Dividend checks can be electronically deposited directly to your financial institution or reinvested. Contact the transfer agent for enrollment forms.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE

Investors may join the Investment Plus Plan by making an initial investment of $250 or more. Once enrolled, participants may make additional "optional" purchases at their convenience, in amounts of $50 or more. Enrollment in Investment Plus is open to everyone. For a complete information package, including a Plan prospectus, contact The Bank of New York, at (866) 537-8709.

TRANSFER AGENT AND REGISTRAR

For UniSource Energy common stock:
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Toll-free number: (866) 537-8709
Internet e-mail: Shareowner-svcs@bankofny.com
Website: www.stockbny.com

Securities Information

EXCHANGE LISTING AND STOCK SYMBOL

The common stock of UniSource Energy Corporation is traded on the New York Stock Exchange and the Pacific Stock Exchange under the ticker symbol UNS and abbreviated as either UniSrcEngy or UniSrcEn in newspapers.

Other Information

ANALYST AND INVESTOR INQUIRIES

Inquiries from the financial community may be directed to:
Investor Relations Department–UE208
UniSource Energy Corporation
P.O. Box 711
Tucson, AZ 85702
Analysts: (520) 884-3650
Individual Investors: (520) 884-3755
Fax: (520) 884-3602
Internet e-mail: ir@UniSourceEnergy.com

FORM 10-K AND OTHER INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, and we file reports and other information statements with the Securities and Exchange Commission. We will provide copies of these reports without charge. Please direct your request to:

Library and Resource Center – RC114
UniSource Energy Corporation
P.O. Box 711
Tucson, AZ 85702
(866) 275-4867

CORPORATE INFORMATION

Corporate information is available on our Internet site: http://www.UniSourceEnergy.com. If you would like to be included on our investor relations mailing list to receive news releases and other corporation information, please contact our Investor Relations department at (520) 884-3661.

We anticipate that 2002 quarterly earnings information will be released during the months of April, August and November 2002, and February 2003.

DESIGN

Godat Design Inc

PHOTOGRAPHY

Jeff Smith, Fotosmith

2001 Board of Directors



James S. Pignatelli, 58
Chairman: July 1998
President and CEO of
UniSource Energy and TEP.
Director: 1998



Lawrence J. Aldrich, 49
Managing Director and
Founder,
Tucson Ventures, L.L.C.
Director: 2000



Larry W. Bickle, 56
Managing Director,
Haddington Ventures, L.L.C.
Director: 1998



Elizabeth T. Bilby, 62
President,
Gourmet Products, Inc.
Director: 1995



Harold W. Burlingame, 61
Senior Executive Advisor,
AT&T Wireless Services
Director: 1998



Jose L. Canchola, 70
Chairman,
Canchola Group, Inc.
Director: 1992



John L. Carter, 67
Former Executive Vice
President and CFO,
Burr-Brown Corp.
Director: 1996



Daniel W.L. Fessler, 60
Partner,
LeBoeuf, Lamb, Green
& MacRae, L.L.P.
Director: 1998



Kenneth Handy, 63
Former Vice President
& CFO, The Permanente
Medical Group, Inc.
Director: 2001



Warren Y. Jobe, 61
Former Senior
Vice President,
Southern Company
Director: 2001



Martha R. Seger, Ph.D., 70
Consultant, Martha Seger
& Associates, Economic
and Financial Consulting
Director: 1992



H. Wilson Sundt, 69
Retired,
The Sundt Companies, Inc.
Director: 1976

UniSource Energy Committees

Audit Committee
John L. Carter, Chairperson
Larry W. Bickle
Harold W. Burlingame
Kenneth Handy
Warren Y. Jobe
Martha R. Seger
H. Wilson Sundt

Compensation Committee
H. Wilson Sundt, Chairperson
Larry W. Bickle
Elizabeth T. Bilby
Harold W. Burlingame
Jose L. Canchola
Kenneth Handy

Nominating Committee
Elizabeth T. Bilby, Chairperson
Lawrence J. Aldrich
Harold W. Burlingame
Daniel W.L. Fessler
Martha R. Seger

Finance Committee
Martha R. Seger, Chairperson
Lawrence J. Aldrich
Larry W. Bickle
Jose L. Canchola
John L. Carter
Daniel W.L. Fessler
Warren Y. Jobe

UniSource Energy Officers

James S. Pignatelli, 58
President and Chief Executive Officer

Michael J. DeConcini, 37
Senior Vice President,
Strategic Planning and Investments

Kevin P. Larson, 45
Vice President, Chief Financial Officer
and Treasurer

Karen G. Kissinger, 47
Vice President, Controller
and Principal Accounting Officer

Dennis R. Nelson, 51
Senior Vice President, Governmental Affairs

Vincent Nitido, Jr., 46
Vice President, General Counsel
and Corporate Secretary

Tucson Electric Power Co. Officers

James S. Pignatelli, 58
President and Chief Executive Officer

Steven J. Glaser, 44
Senior Vice President and
Chief Operating Officer,
Transmission and Distribution

Dennis R. Nelson, 51
Senior Vice President and
Chief Operating Officer,
Energy Resources

Thomas A. Delawder, 55
Vice President, Energy Resources

Thomas N. Hansen, 51
Vice President/Technical Services
Advisor

Karen G. Kissinger, 47
Vice President, Controller
and Chief Information Officer

Kevin P. Larson, 45
Vice President, Chief Financial Officer
and Treasurer

Vincent Nitido, Jr., 46
Vice President and General Counsel

James Pyers, 60
Vice President, UDC Operations

Catherine A. Nichols, 43
Corporate Secretary

UniSource Energy Corporation
PO Box 711 Tucson, Arizona 85702